Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2013

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us or our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include, but are not limited to, statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase programs, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, and reserve the right to change, at any time at our sole discretion, our current practice of updating annual targets and guidance. Our general outlook and assumptions for 2014 are described in Section 9.

Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from promotional activity from competitors and market conditions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; ability to obtain and offer content across multiple devices on wireless and TV platforms at a reasonable cost; and competition for wireless spectrum.

•                  Regulatory approvals and developments including: the federal government’s stated intention to further increase wireless competition, reduce roaming costs on wireless networks in Canada and require further unbundling of TV channels; the Competition Bureau’s recommendation to the Canadian Radio-television and Telecommunications Commission (CRTC) that it should implement remedies to provide more favourable roaming access terms to entrant service providers; future spectrum auctions (including limitations on incumbent wireless providers, advantages provided to foreign participants and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premises facilities; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; increased foreign control of certain AWS entrants; interpretation and application of tower sharing and roaming rules; conflicts between non-harmonized provincial consumer protection legislation and the new CRTC mandatory national Wireless Code (the Code), which came into effect on December 2, 2013; uncertainty around the outcome of the legal challenge to the retroactivity of the Wireless Code to contracts entered into between June 2012 and December 2, 2013; and a possible increase in or acceleration of costs of wireless customer acquisition and retention resulting from maximum two-year contracts required under the Code.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT IP services that may displace TV and entertainment services.

•                  Technology including: subscriber demand for data that challenges wireless network and spectrum capacity, and service levels; reliance on systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small cell deployment); reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; our spectrum deficiency in certain geographical areas and the need to obtain additional spectrum licences through auctions or from third parties; dependence of our rural LTE roll-out strategy, in a cost efficient manner, on acquiring spectrum in the 700 MHz band; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels, including potential outlays for spectrum licences in spectrum auctions or from third parties, due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, subscriber demand for data, new IDC initiatives, and the Industry Canada wireless spectrum auction for the 700 MHz band which concluded in February 2014 and the 2,500-2,690 MHz bands currently expected in April 2015.

•                  Financing and debt requirements including ability to carry out re-financing activities.

•                  Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase programs through 2016. These programs may be affected by factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, our earnings and free cash flow, and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial situation and outlook. Share purchase programs may be affected by the change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

•                  Human resource matters including recruitment, retention and appropriate training in a highly competitive industry.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively impacting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA) of $250 million by the end of 2015; business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security breaches, including data loss or theft; and real estate joint venture development risks.

•                  Tax matters including: tax law that may be subject to differing interpretation and the tax authority’s interpretation that may be different from ours; changes in tax laws including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats, epidemics and pandemics; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including ability to successfully defend class actions pending against us.

•                  Acquisitions or divestitures including ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realizing expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in this MD&A is incorporated by reference in this cautionary statement.

Management’s discussion and analysis

February 26, 2014

Contents

Section		Page	Subsection
1.	Introduction	5	1.1 Preparation of the MD&A
		5	1.2 The environment in which we operate
		6	1.3 Consolidated highlights
		10	1.4 Performance scorecard (key performance measures)

2.	Core business and strategy	12	2.1 Core business
		12	2.2 Strategic imperatives

3.	Key performance drivers	15

4.	Capabilities	18	4.1 Principal markets addressed and competition
		20	4.2 Operational resources
		21	4.3 Liquidity and capital resources
		23	4.4 Disclosure controls and procedures and internal control over financial reporting

5.	Discussion of operations	24	5.1 Selected annual information
		25	5.2 Summary of quarterly results, trends and fourth quarter recap
		27	5.3 Consolidated operations
		30	5.4 Wireless segment
		33	5.5 Wireline segment

6.	Changes in financial position	36

7.	Liquidity and capital resources	37	7.1 Overview
		38	7.2 Cash provided by operating activities
		38	7.3 Cash used by investing activities
		39	7.4 Cash used by financing activities
		41	7.5 Liquidity and capital resource measures
		42	7.6 Credit facilities
		42	7.7 Sale of trade receivables
		43	7.8 Credit ratings
		43	7.9 Financial instruments, commitments and contingent liabilities
		47	7.10 Outstanding share information
		47	7.11 Transactions between related parties

8.	Accounting matters	48	8.1 Critical accounting estimates
		52	8.2 Accounting policy developments

9.	General outlook and assumptions	53

10.	Risks and risk management	57	10.1 Overview
		58	10.2 Competition
		61	10.3 Technology
		64	10.4 Regulatory matters
		68	10.5 Human resources
		69	10.6 Process risks
		71	10.7 Financing and debt requirements
		72	10.8 Taxation matters
		74	10.9 Litigation and legal matters
		76	10.10 Health, safety and environment
		78	10.11 Human-caused and natural threats
		79	10.12 Economic growth and fluctuations

11.	Definitions and reconciliations	80	11.1 Non-GAAP financial measures
		84	11.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the year ended December 31, 2013, and should be read together with TELUS’ December 31, 2013 audited Consolidated financial statements (subsequently referred to as the Consolidated financial statements). The generally accepted accounting principles (GAAP) we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our Consolidated financial statements comply with IFRS-IASB and Canadian GAAP. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as EBITDA, to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. The MD&A and the Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors for issuance on February 26, 2014.

1.2 The environment in which we operate

Economy

We estimate that economic growth in Canada was 1.7% in 2013 and will be 2.4% in 2014 and 2.6% in 2015, based on a composite of estimates from Canadian banks and other sources. The Bank of Canada’s January 2014 Monetary Policy Report estimated economic growth for Canada at 1.8% in 2013 and 2.5% in both 2014 and 2015. In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 7.2% for December 2013 (7.1% reported in December 2012).

Industry

We estimate that growth in Canadian telecommunications industry revenue (including TV revenue and excluding media revenue) was approximately 3% in 2013 (3% in 2012), driven by continued wireless sector growth. We estimate Canadian wireless sector revenues grew by 3% in 2013 (5% in 2012) and wireless sector EBITDA grew by 6% in 2013 (8% in 2012). For the industry, we estimate that 737,000 new wireless subscriptions were added in 2013, resulting in a penetration increase of approximately 1.6 percentage points to approximately 81% of the population (2.5 percentage points in 2012).

Regulation

Our telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Heritage Canada. The CRTC has forborne from regulating prices for services offered in competitive markets, such as local residential and business services in selected exchanges, long distance and some data services, and does not currently regulate the pricing of wireless services. Local telecommunications services that are not forborne are regulated by the CRTC using a price cap mechanism.

Subsequent to December 31, 2013, Industry Canada’s 700 MHz spectrum auction occurred. We have been advised that we were, provisionally, the successful auction participant on 30 spectrum licences. The amount for our provisionally awarded 700 MHz spectrum licences was approximately $1.14 billion. In accordance with the auction terms, 20% is to be remitted to Industry Canada by March 5, 2014, with the balance due April 2, 2014; we expect to fund our provisionally awarded 700 MHz spectrum licences through a combination of issuance of TELUS Corporation commercial paper  and cash on hand. We do not have the right to commercially use the 30 spectrum licences until such time as Industry Canada reconfirms that we qualify as a radio communications carrier and that we comply with Canadian Ownership and Control rules.

The CRTC’s ongoing proceedings include: reviews of wireline wholesale services, wireless wholesale roaming rates, and paper bill charges; and achievement of basic service objective to all Canadians, especially those in high-cost serving areas. In addition, the federal government announced that it would be amending both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the option to impose monetary penalties on companies that violate established rules, such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing. (See Section 10.4 Regulatory matters.)

Technological and competitive environments

In respect of the technological and competitive environment in Canada, the Organization for Economic Co-operation and Development (OECD) released its biennial report on communications infrastructure and services in July 2013. The OECD report ranked Canada first in investment per capita among the 34 countries in its study. Both the OECD report and the July 2013 Wall Report, commissioned by the CRTC and Industry Canada, show that wireless pricing in Canada falls in the middle compared with G7 peers, across all combinations of voice and data services.

In addition, the OECD report ranked Canada’s wireless networks second only to Denmark in mobile data speeds, or more than twice the average speeds of those in Germany and Italy, more than three times the average speeds offered in the U.S. and France, and nine times faster than in the U.K. Additionally, the European Commission issued a report in mid-2013, which noted that three-quarters of Europeans had no access to 4G LTE wireless service. Such services were already available to more than 81% of Canadians at December 31, 2013, despite Canada’s expansive topography.

In the summer of 2013, Navigant Economics published a report comparing Europe’s wireless networks with those in the U.S. We commissioned Navigant to expand its analysis to compare the European Union (E.U.) with Canada and the results released in September included:

•                  North American mobile users use their devices for both data and voice far more intensively than European users. While Canadians and Europeans are equally as likely to own a smartphone, Canadians are more likely to use their phones for activities such as mobile banking, web browsing and streaming video, using approximately twice as much data as European customers.

•                  Wireless service quality in Canada has far surpassed that in the E.U. thanks to heavy investment in next-generation technology. Wireless carriers in Canada invest 21% more per connection than carriers in the U.S. and over 2.3 times more than those in the E.U., which has led to networks in Canada that are 75% faster than the E.U. average.

•                  Canadian consumers enjoy a price-quality advantage despite the high network build costs associated with low population density. Canada has just 15 wireless connections per square kilometre — less than one-tenth of the E.U. average of 155 and far below the U.S. figure of 51.

•                  The disparity between the performance of networks in Canada and the E.U. is at least partly attributable to the policy choices made by regulators in Europe. Efforts to artificially introduce competition or block efficient consolidation have led to market fragmentation and stalled investment and innovation in Europe.

These reports suggest that Canadian wireless pricing is competitive internationally, while Canadians have access to some of the leading wireless networks in the world with superior speed and coverage. This reflects the significant investments by TELUS and other Canadian carriers.

1.3 Consolidated highlights

Acquisition of Public Mobile Holdings Inc.

On November 29, 2013, we acquired 100% of Public Mobile Holdings Inc. (Public Mobile) for $229 million net of cash acquired. Public Mobile is a Canadian wireless communications operator focused on the Toronto and Montreal markets. The transaction was approved by Industry Canada in October 2013 and by the Competition Bureau in November 2013. The investment was made with a view to growing our wireless segment operations, including acquiring additional spectrum licences.

The contribution of Public Mobile to our financial results in the year ended December 31, 2013 was to increase wireless revenues by $9 million, decrease wireless EBITDA by $10 million (including $8 million of restructuring and other like costs), and reduce Net income by $7 million or approximately one cent per share. All of the 222,000 Public Mobile subscribers at December 31, 2013, were prepaid subscribers.

Share exchange and a two-for-one stock split

On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement, we exchanged all of our then issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis.

On March 14, 2013, we announced a subdivision of our Common Shares on a two-for-one basis (two-for-one stock split). On April 16, 2013, TELUS shareholders received one additional share for each share owned on the record date of April 15, 2013. All information pertaining to shares outstanding and per-share amounts in this MD&A for periods before April 16, 2013, reflects retrospective treatment of the stock split.

Share purchase programs

On September 24, 2013, we successfully completed our 2013 normal course issuer bid (NCIB), purchasing 31.2 million Common Shares, or 4.8% of the outstanding shares prior to commencement of the NCIB, for an average price of $32.07, and returning $1.0 billion to our shareholders.

On December 12, 2013, the Toronto Stock Exchange (TSX) approved our NCIB to purchase and cancel up to 16 million of our Common Shares for up to $500 million in 2014. Such purchases will be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations during the period of January 2, 2014 to December 31, 2014. This represents approximately 2.6% of outstanding TELUS Common Shares at the date of the NCIB notice to the TSX, and shares will be purchased only when and if we consider it advisable. Security holders may obtain copies of the notice filed with the TSX by contacting TELUS Investor Relations (IR@telus.com). Our Board of Directors believes such purchases are in the best interest of the Company and that such purchases constitute an attractive investment opportunity and a desirable use of funds that should enhance the value of the remaining shares.

For additional information on our multi-year share purchase program, see Section 4.3. Also see Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase programs through 2016.

Consolidated highlights

Years ended December 31 ($ millions, unless noted otherwise)	2013	2012	Change
Consolidated statements of income
Operating revenues	11,404	10,921	4.4%
Operating income (1)	2,215	1,994	11.1%
Income before income taxes (1)	1,768	1,620	9.1%
Net income (1)	1,294	1,204	7.5%

Net income per equity share (1)(2)(3)
Basic (basic EPS) ($)	2.02	1.85	9.2%
Diluted ($)	2.01	1.84	9.2%
Dividends declared per equity share (2) ($)	1.36	1.22	11.5%

Basic weighted-average equity shares outstanding (2) (millions)	640	651	(1.7)%
Consolidated statements of cash flows
Cash provided by operating activities	3,246	3,219	0.8%

Cash (used) by investing activities	(2,389)	(2,058)	(16.1)%
Capital expenditures (excluding spectrum licences) (4)	(2,110)	(1,981)	(6.5)%

Cash (used) by financing activities	(628)	(1,100)	42.9%
Other highlights
Subscriber connections (5) (thousands)	13,296	13,113	1.4%
EBITDA (1)(6)	4,018	3,859	4.1%
Restructuring and other like costs included in EBITDA (6)	98	48	104.2%
EBITDA excluding restructuring and other like costs (6)	4,116	3,907	5.3%
EBITDA margin excluding restructuring and other like costs (7) (%)	36.1	35.8	0.3	pts.
Free cash flow (6)	1,051	1,331	(21.0)%
Net debt to EBITDA — excluding restructuring and other like costs (6) (times)	1.8	1.7	0.1

Notations used in MD&A: n/m — Not meaningful; pts. — Percentage points.

(1)         Figures for 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011). See Section 8.2 Accounting policy developments.

(2)         Adjusted for the two-for-one stock split effective April 16, 2013 (see Section 7.10 Outstanding share information).

(3)         Equity shares: Common Shares since February 4, 2013; Common Shares and Non-Voting Shares prior to February 4, 2013 (see Section 7.10).

(4)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, on the Consolidated statements of cash flows.

(5)         The sum of active wireless subscribers (excluding 222,000 Public Mobile subscribers), NALs, Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective with the second quarter of 2013 and on a prospective basis, wireless machine-to-machine (M2M) subscriptions have been excluded. Cumulative subscriber connections include an April 1, 2013 adjustment to remove approximately 76,000 M2M subscriptions. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(6)         Non-GAAP financial measures. See Section 11.1.

(7)         EBITDA — excluding restructuring and other like costs, as a percentage of Operating revenues.

Operating highlights

•                  Consolidated Operating revenues increased by $483 million or 4.4% in 2013. Wireless data network revenue increased by $343 million or 16% in 2013, as a result of subscriber additions and growth in data usage. Wireline data revenues increased year over year by $312 million or 11% in 2013 due to growth in TV and Internet services, business process outsourcing services and TELUS Health services, partly offset by a decrease in data equipment revenue due to reductions in business spending, including by governments, and a negotiated equipment sale in the third quarter of 2012. These increases in wireless and wireline data revenues were partly offset by ongoing declines in both wireless and wireline voice revenues.

Excluding Public Mobile, wireless average revenue per subscriber unit per month (ARPU) blended was $61.38 in 2013, up $0.99 or 1.6% from 2012, driven by a change in the subscriber mix and growth in data usage and roaming. Postpaid subscribers represent more than 86% of the total subscriber base at December 31, 2013.

•                  Our subscriber connection net additions were 353,000 in 2013, excluding wireless prepaid subscribers acquired with Public Mobile in November 2013. During the 12-month period ended December 31, 2013, our subscriber connections increased by 183,000 inclusive of adjustments for wireless machine-to-machine (M2M) subscriptions on April 1, 2013 and Mike subscriptions on October 1, 2013. This was composed of a 1.8% increase in wireless subscribers (excluding

222,000 subscribers acquired with Public Mobile), 20% growth in TV subscribers and 5.2% growth in high-speed Internet subscribers, partly offset by a 4.5% decline in total network access lines (NALs).

Our postpaid wireless subscriber net additions were 378,000 in 2013, as compared to 414,000 in 2012. The decrease reflected slower industry growth and intense competitive activity, partly offset by a change in the subscriber mix. Our churn rate remained low due to our customers first initiatives and retention efforts, which will continue to be our focus in 2014. Our average monthly postpaid subscriber churn rate was 1.03% in 2013, as compared to 1.09% in 2012.

•                  EBITDA increased by $159 million or 4.1% in 2013, despite higher restructuring and other like costs. See Investing in internal capabilities in Section 2 for further discussion of restructuring and other like costs. EBITDA excluding restructuring and other like costs increased by $209 million or 5.3% in 2013, reflecting wireless network revenue growth and flowthrough to EBITDA, as well as improving Optik TV margins, net of approximately $7 million of costs and revenue impacts related to severe flooding in Alberta in June 2013. Flooding costs were substantially all in the wireline segment.

EBITDA in 2012 also included a $7 million pre-tax gain net of equity losses for the TELUS Garden residential real estate partnership. We do not anticipate retaining an ownership interest in the TELUS Garden residential condominium after completion of construction.

•                  Operating income increased by $221 million or 11% in 2013 as a result of the increase in EBITDA and lower total depreciation and amortization expenses, which decreased due to our continuing program of asset life studies and adjustments, net of growth in capital assets.

•                  Income before income taxes increased by $148 million or 9.1% in 2013. Higher Operating income was partly offset by an increase in Financing costs resulting from our re-financing activities in 2013, including a $23 million prepayment premium expense before income taxes for the early redemption of Series CF Notes in May 2013.

•                  Income taxes increased by $58 million or 14% in 2013, primarily reflecting higher pre-tax income. Income taxes in 2013 include a second quarter $22 million adjustment to revalue deferred income tax liabilities as a result of the increase in the B.C. provincial corporate income tax rate from 10% to 11% retroactive to April 1, 2013.

•                  Net income increased by $90 million or 7.5% in 2013. Excluding restructuring and other like costs, the 2012 net gain related to the TELUS Garden residential real estate partnership, the May 2013 long-term debt prepayment premium and income tax-related adjustments, Net income increased by $164 million or 13% in 2013.

Analysis of Net income

Years ended December 31 ($ millions)	2013	2012	Change
Net income	1,294	1,204	90
Add back (deduct):
Restructuring and other like costs, after income taxes	72	36	36
Gain net of equity losses related to TELUS Garden residential real estate partnership, after income taxes	—	(6)	6
Long-term debt prepayment premium, after income taxes	17	—	17
Unfavourable (favourable) income tax-related adjustments (see Section 5.2)	3	(12)	15
Net income excluding above items	1,386	1,222	164

•                  Basic earnings per share (EPS) increased by 17 cents or 9.2% in 2013. The reduction in the number of shares from our 2013 NCIB program contributed approximately four cents to EPS in 2013. Excluding restructuring and other like costs, the 2012 net gain related to the TELUS Garden residential real estate partnership, the May 2013 long-term debt prepayment premium and income tax-related adjustments, our basic EPS increased by approximately 29 cents or 16% in 2013.

Analysis of basic EPS

Years ended December 31 ($)	2013	2012	Change
Basic EPS	2.02	1.85	0.17
Add back (deduct):
Restructuring and other like costs, after income taxes per share	0.11	0.05	0.06
Gain net of equity losses related to TELUS Garden residential real estate partnership, after income taxes per share	—	(0.01)	0.01
Long-term debt prepayment premium, after income taxes per share	0.03	—	0.03
(Favourable) income tax-related adjustments per share (see Section 5.2)	—	(0.02)	0.02
Basic EPS before above items	2.16	1.87	0.29

•                  Dividends declared per equity share totalled $1.36 in 2013, up 11.5% from 2012. On February 12, 2014, the Board of Directors declared a quarterly dividend of 36 cents per share on the issued and outstanding Common

Shares of the Company, payable on April 1, 2014, to shareholders of record at the close of business on March 11, 2014. The 36 cents per share dividend declared for the first quarter of 2014 reflects an increase of four cents or 12.5% from the first quarter dividend in 2013, consistent with our dividend growth program described in Section 4.3.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other like costs was 1.8 times at December 31, 2013, up from 1.7 times at December 31, 2012, as the increase in net debt was only partly offset by growth in EBITDA excluding restructuring and other like costs. The ratio remains within our long-term policy guideline of 1.5 to 2.0 times.

•                  Cash provided by operating activities increased by $27 million in 2013. The increase was a result of working capital changes and growth in EBITDA, which were largely offset by increases in interest and income tax payments.

•                  Cash used by investing activities increased by $331 million in 2013. The increase was mainly due to the acquisition of Public Mobile for $229 million net of cash acquired, an increase in capital expenditures and the purchase of spectrum licences from a third party in July 2013. Capital expenditures (excluding spectrum licences) increased by $129 million during the year, mainly due to our continued focus on investment in wireline and wireless broadband infrastructure, network and system resiliency and reliability to support our ongoing customers first initiatives, large enterprise deals and readying the network and systems for future retirement of legacy assets.

•                  Cash used by financing activities was $628 million in 2013, reflecting purchases of Common Shares under our 2013 NCIB, as well as increased dividend payments, partly offset by debt re-financing activities (see Section 7.4).

During 2013, we returned over $1.8 billion to shareholders including $852 million in dividends paid and $1.0 billion in share purchases. For additional details on our multi-year dividend growth program and multi-year share purchase program, see Section 4.3.

•                  Free cash flow was $1,051 million in 2013, reflecting a decrease of $280 million from 2012. The decrease resulted mainly from increases in income tax payments and capital expenditures (excluding spectrum licences), net of growth in EBITDA.

1.4 Performance scorecard (key performance measures)

In 2013, we achieved three of four original consolidated targets and achieved three of four original segment targets, which were announced on February 15, 2013. Our capital expenditures in 2013 exceeded the target as a result of our continued focus on investment in wireline and wireless broadband infrastructure, network and system resiliency and reliability to support our ongoing customers first initiatives, large enterprise deals and preparation of the network and systems for future retirement of legacy assets. Wireless revenues were below the low end of our target range, reflecting lower equipment sales due to fewer gross activations, a change in the  device mix, and to a lesser extent fewer net additions, as well as a lower ARPU reflecting the initial adoption of two-year contracts by customers optimizing their rate plans in the latter part of 2013. The latter effect is expected to reverse somewhat in 2014, as more of the subscriber base activates or renews on the two-year plans. These impacts were offset in wireless EBITDA by lower subscriber acquisition costs. The Public Mobile contribution to Consolidated financial results was an increase in wireless revenues of $9 million, a decrease in EBITDA of $10 million, and a reduction of approximately one cent in basic EPS in 2013.

We met our long-term financial objectives, policies and guidelines, including generally maintaining a minimum of $1.0 billion of unutilized liquidity and a Net debt to EBITDA — excluding restructuring and other like costs ratio in the range of 1.5 to 2.0 times. We also completed six targeted semi-annual dividend increases from 2011 to 2013. We announced an intention to target ongoing semi-annual dividend increases, with an annual increase of circa 10% through to the end of 2016, subject to our Board’s assessment and determination of our financial situation and outlook on a quarterly basis and our long-term dividend payout ratio guideline of 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain this dividend growth program. See Caution regarding forward-looking statements — Ability to sustain dividend growth program of circa 10% per annum through 2016.

The following scorecard compares TELUS’ performance to our original 2013 targets. See our general outlook and assumptions for 2014 in Section 9.

2013 performance
	Actual results and growth	Original targets (1) and growth and revised guidance (5)	Result
Consolidated
Revenues	$11.4 billion 4.4%	$11.4 to $11.6 billion 4 to 6%	✓
EBITDA (2)	$4.02 billion 4.1%	$3.95 to $4.15 billion 2 to 8%	✓
Basic EPS (3)	$2.02 9.2%	$1.90 to $2.10 3 to 14%	✓
Capital expenditures (4)	$2.11 billion 6.5%	Approximately $1.95 billion Revised November 8 to approximately $2.0 billion	X X
Wireless segment
Revenue (external)	$6.1 billion 4.9%	$6.2 to $6.3 billion 6 to 8% Revised November 8 to $6.1 to $6.2 billion	X ✓
EBITDA (2)	$2.604 billion 5.9%	$2.575 to $2.675 billion 5 to 9%	✓
Wireline segment
Revenue (external)	$5.3 billion 3.9%	$5.2 to $5.3 billion 2 to 4%	✓
EBITDA (2)	$1.414 billion 0.9%	$1.375 to $1.475 billion (2) to 5%	✓

Met target ✓; Missed target X.

(1)     After application of the amended standard IAS 19 (2011).

(2)     See description in Section 11.1 Non-GAAP financial measures.

(3)     Adjusted for the two-for-one stock split effective April 16, 2013.

(4)     The capital expenditures targets and results exclude expenditures for spectrum licences.

(5)     Targets in 2013 and revised guidance for 2013 (November 8, 2013) excluded the effects of Public Mobile.

We made the following key assumptions when we announced the 2013 targets in February 2013.

Assumptions for 2013 targets and result

Quantitative assumptions:

•                  Wireless industry penetration of the Canadian market: The actual result is an estimated 1.6 percentage point increase. The assumption was a two to three percentage point increase resulting from intense competition and adoption and upgrade of smartphones, tablets and data applications. Industry growth was slower than in 2012, based on publicly reported information and our estimates for 2013.

•                  Pension plans: The total defined benefit pension plan expense is $161 million consisting of $108 million recorded in Employee benefits expense and $53 million recorded in Financing costs. The estimated 2013 expense was $160 million, including approximately $110 million recorded in Employee benefits expense and approximately $50 million recorded in Financing costs. Actual defined benefit pension plan funding is $198 million compared to the original estimate of approximately $195 million.

•                  Restructuring and other like costs: The actual result is $98 million. The assumption was revised on August 8, 2013, to approximately $100 million from approximately $75 million due to ongoing and incremental operational efficiency initiatives.

•                  Depreciation and amortization expenses: The actual result is $1.8 billion. The assumption was revised on August 8, 2013, to approximately $1.85 billion from approximately $1.9 billion. The actual result was lower than our assumptions due to adjustments resulting from our continuing program of asset life studies.

•                  Financing costs: The actual result is $447 million. The assumption was revised on August 8, 2013, to approximately $440 million from approximately $400 million due to our higher net debt outstanding and the prepayment premium for early redemption of Notes in May 2013.

•                  Blended statutory income tax rate: The actual result is 26.1%. The assumption was revised on August 8, 2013, to a range of 25.5 to

Assumptions for 2013 targets and result

26.5% as a result of the increase in the B.C. provincial corporate income tax rate. Our original assumption was a range of 25 to 26%.

•                  Cash income tax payments: The actual result is $438 million. The assumption was $390 million to $440 million.

Qualitative assumptions:

•                  Ongoing intense wireless and wireline competition in both consumer and business markets.

•                  Flat to higher wireless acquisition and retention expenses — confirmed, with these expenses in total increasing by 0.2%.

•                  Flat to slightly higher wireless blended ARPU — confirmed by the 1.6% increase.

•                  Wireline data revenue growth to be partially offset by the ongoing decline in legacy voice revenue — confirmed by data revenue growth of 11% offset by voice and other revenue decline of 5.2%, for net external wireline revenue growth of 3.9%.

•                  Planned capital expenditure level (excluding spectrum licences) impacted by ongoing investments to support wireless and wireline customer growth and technology enhancements. (See Building national capabilities in Section 2.)

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

2.1 Core business

We are one of Canada’s largest telecommunications companies. We provide a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: IP; TV; hosting, managed information technology and cloud-based services; and healthcare solutions. We earn the majority of our revenue from access to, and the usage of, our telecommunications infrastructure, or from providing services and products that facilitate access to and usage of our infrastructure.

2.2 Strategic imperatives

Since 2000, we have maintained a consistent strategic intent to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our focus is on our core telecommunications business in Canada, supported by our international contact centre and outsourcing capabilities.

We developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. We believe that a consistent focus on the imperatives guides our actions and contributes to the achievement of our financial goals. To advance these long-term strategic initiatives and address near-term opportunities and challenges, we set new corporate priorities each year, as further described in Section 3.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $9.3 billion in 2013, up by $597 million or 6.8% from 2012, while wireline voice and other revenues and Other operating income were $2.1 billion in 2013, down $114 million or 5.2% from 2012. Wireless revenues and wireline data revenues combined represented 82% of TELUS’ consolidated revenues in 2013 (80% in 2012).

In 2013, we have extended a contract to provide connectivity services to a major power supplier in Alberta. We continued to expand our footprint in the health sector and drive improved patient experience through the delivery of patient pre- and post-care education and medical records management.

Providing integrated solutions that differentiate TELUS from our competitors

Continuing with our long-standing Clear and Simple approach to wireless pricing and putting our customers first, we introduced our new two-year TELUS SharePlus plans, effective July 30, 2013. Research and customer feedback indicated that consumers want unlimited Canada-wide talk and text, and the capability to share data among family members and devices. As a result, we added unlimited nationwide talk and text to the new plans, as well as data plans that are shareable among multiple devices in the same household. Customers can simply select an unlimited talk and text plan for their device(s), and then add a data plan that is shareable across all devices on the account, including tablets.

In October 2013, we launched TELUS Link™ our next generation of push-to-talk (PTT) service over our 4G LTE and HSPA+ networks and Wi-Fi. TELUS Link provides direct-connect, instant voice communication with an individual or a team, as well as standard wireless voice and data service, enabling members of a work team to connect in less than one second. Customers can also roam in the U.S. and around the world with enhanced PTT over Wi-Fi. TELUS Link is Canada’s only PTT service over Wi-Fi and is a natural evolution of Mike® service, which we currently operate on our iDEN network. With the launch of TELUS Link, we have ceased marketing our Mike service and will be turning it down over the next year as we migrate our Mike customers to the new service. However, we will continue to maintain our iDEN network to support our Mike private radio customers for the foreseeable future.

Optik TV now supports more than 650 channels, including 188 high-definition (HD) TV channels and 74 Galaxie music channels, while Optik on the go provides access to thousands of on-demand shows and movies on smartphones, tablets and laptop computers, whether at home or on the move. In the fourth quarter of 2013, we enhanced our Optik on the go service by launching live TV on smartphones and tablets to complement the library of over 5,000 video-on-demand selections already available on this mobile and PC platform. Some other examples of new features and capabilities we added to Optik TV include:

•                  The Galaxie music app, announced by TELUS and Galaxie Music, which is included with all Optik TV service and available free of charge on smartphones for Optik TV subscribers.

•                  The Optik Smart Remote app for Android devices, which complements the app already available on Apple devices. Optik Smart Remote enables customers to surf TV, set and manage recordings while on the go, and browse content on their device instead of using the traditional guide on the TV screen.

•                  The reorganization of Optik TV channels, which groups them into categories, such as major networks, news, sports and entertainment, and allows customers to easily and quickly surf within their favourite category. The reorganization has also created room for more channels in the future.

•                  The wireless digital box for Optik TV subscribers, which allows customers to move their TV within the home, or yard, without the need to plug it into a digital box.

Building national capabilities across data, IP, voice and wireless

In 2013, we continued to invest in wireless capacity and network growth, while investments for urban deployment of 4G LTE declined after our extensive expansion in 2012. We continued our broadband infrastructure expansion and upgrades, including connecting more businesses, homes and multi-dwelling units directly to fibre-optic cable, and expanding rural broadband connections. These investments increase Internet speeds and the capacity to support TV, Internet and data service growth, as well as extend the reach of our healthcare solutions, and provide backhaul capability for expanding wireless services.

In January and February 2014, we participated in Industry Canada’s auction of 700 MHz spectrum licences (see Regulation in Section 1.2). Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography, as well as improving the quality of in-building coverage in urban areas. We also plan to participate in Industry Canada’s auction of spectrum in the 2,500-2,690 MHz bands in April 2015.

Highlights include:

•                  At the end of 2013, our 4G LTE network covered more than 81% of Canada’s population across approximately 170 markets, up from two-thirds of the population at the end of 2012. Outside of LTE coverage areas, LTE devices we offer also operate on our HSPA+ network, which covered 99% of the population at December 31, 2013.

•                  We began offering LTE wireless products and services in Northern Canada with launches in Whitehorse, Yukon and Yellowknife, Northwest Territories in September 2013.

•                  Under a 10-year strategic partnership agreement with the Government of B.C. to provide telecommunications and strategic services to the government and its public sector partners, by January 2014, we had extended wireless coverage along 880 km of primary and secondary highways in B.C. and upgraded 237 of 437 B.C. public schools from legacy copper to faster fibre-optic Internet connections.

•                  At the end of 2013, our broadband HD TV coverage reached more than 2.7 million households in B.C., Alberta and Eastern Quebec, as compared to approximately 2.4 million households one year earlier.

•                  We opened our newest technologically and environmentally advanced cloud computing Internet data centre (IDC) in Kamloops, B.C. in 2013 to support our enhanced ability to offer cloud-based services. The Kamloops facility and our Rimouski, Quebec facility, which opened in 2012, have been designed to Uptime Institute Tier III standards for reliability and security, and to the leadership in energy and environmental design (LEED) gold standard for sustainability. A modular design approach facilitates scalable expansion in the future. In 2013, we closed two older, less efficient data centres after migration of services to these new facilities.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

Consistent with our corporate priority to elevate TELUS’ leadership position in healthcare information, in 2013, we completed the acquisition of PS Suite EMR, the electronic medical records (EMR) business operated by MD Practice Software LP, a member of the MD Physician Services Group (a subsidiary of the Canadian Medical Association). We made this acquisition to expand the reach of TELUS Health in the first line of care, providing EMR solutions to physicians across Canada. This acquisition and previous acquisitions of EMR providers, coupled with organic growth, have positioned TELUS Health as the largest EMR provider in Canada. TELUS Health provides solutions to all major stakeholders in the healthcare system, including hospitals, pharmacies and extended healthcare providers, such as physiotherapists and chiropractors.

Also, in 2013, we acquired Digital WYZDOM Inc. and Digital WYZDOM Forensics Inc. (collectively, Digital WYZDOM), which have specialist capabilities in digital forensics, network security, e-discovery, intellectual property and fraud advisory services that are complementary to our existing security solutions portfolio. These acquisitions enable us to offer end-to-end security and forensics services to help customers identify security risks and proactively respond to potential threats. The digital forensics industry is growing rapidly as a result of increased digitization of all aspects of business, government and personal records.

In July 2013, we announced that we are partnering as equals, with two arm’s-length parties, in a residential, retail and commercial real estate redevelopment project in downtown Calgary, named TELUS Sky. The building will be constructed to LEED platinum standards. Pending zoning and development permit approval, construction is currently expected to begin in the fall of 2014 and be completed by the end of 2017. A significant proportion of our investment will come from contributions of our existing real estate holdings, coupled with project debt. We plan to lease office space in the new jointly owned mixed-use tower and vacate leased space in TELUS House Calgary upon completion of the new development. This project is another opportunity for us to monetize a portion of our real estate holdings.

As discussed in Section 1.3, on November 29, 2013, we acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets. We have also acquired more TELUS-branded wireless dealership businesses to ensure we provide a focused and consistent customer experience.

Going to market as one team under a common brand, executing a single strategy

Our top corporate priority since 2010 and for the foreseeable future is putting customers first as we strive to consistently deliver exceptional client experiences and win the hearts and minds of Canadians on our journey to become the most recommended company in the markets we serve.

By the end of November 2013, we achieved satisfactory completion of the requirements of the CRTC’s Wireless Code, which came into effect on December 2, 2013. We support the Code, and have been the leader in adopting many of its customer-friendly provisions long before the Code was drafted. Some of the customer-friendly initiatives we introduced include: the elimination of extra fees for system access and carrier 911 services on all our Clear & Simple rate plans (2009); anytime upgrades, removing cancellation fees in favour of a simple device balance (2010); notifications for data usage in Canada and while roaming abroad to increase awareness of costs (2010); easy and inexpensive device unlocking after 90 days (2011); clear, simple and plain language service terms (2011); and the elimination of device activation fees for new and renewing customers (2012).

To fully align with the Code, we made several modifications to policies and procedures. We implemented domestic and international data blocks and notifications at $50 and $100, respectively, to help customers control their data usage and complement our industry-leading notifications capability. In the summer of 2013, we introduced two-year pricing plans. These plans offer data sharing and unlimited nationwide talk and text, and enable customers to upgrade to a new device after two years instead of three.

In addition, in 2013 we launched Canada’s first network experience mobile application, which enables customers to help us address coverage opportunities, and we have introduced travel roaming packages.

To help reduce theft of wireless devices, we worked with the Canadian Wireless Telecommunications Association (CWTA) and its wireless carrier members to implement a blacklist of wireless devices that have been reported lost or stolen. Effective September 30, 2013, the authorization of any GSM, HSPA, HSPA+ or LTE wireless device on any participating Canadian carrier’s network will include the verification of the IMEI (international mobile equipment identity) number of the device to ensure it has not been reported as lost or stolen on that network or any other participating Canadian network. The blacklist will also include devices reported lost or stolen by U.S. carriers that are connected to the GSMA IMEI database. In addition, Canadians who purchase a wireless device from a private source can use a convenient tool on ProtectYourData.ca to check if the IMEI number of the device has been reported lost or stolen.

Our customers first initiatives have contributed to a substantial decline in the number of complaints submitted to the Commissioner for Complaints for Telecommunications Services for the second consecutive year. Complaints related to TELUS decreased by 27% in 2013, while, in contrast, complaints increased by 26% for the telecommunications industry as a whole.

Our four customer commitments that underpin our internal goals and corporate priorities and help us deliver an elevated experience to our customers are:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

Investing in internal capabilities to build a high-performance culture and efficient operation

Annually, we conduct team member Pulsecheck engagement surveys, administered by Aon Hewitt, to gather confidential team member feedback about TELUS as a place to work, in order to measure our progress in establishing a high performance culture at TELUS. Following each survey, business units and departments use their Pulsecheck results to review their current action plans and prioritize their continuing actions. In 2013, our employee engagement score increased by three percentage points to 83%, following a 10 percentage point increase in 2012. The 2013 score places TELUS first globally among organizations of our size and composition. Significant increases in employee engagement in each of the last three years have helped us focus on putting customers first.

In addition, we have incurred incremental, non-recurring restructuring and other like costs with the objectives of improving our operating efficiency and effectiveness and addressing the declining profitability in certain areas of our business. Restructuring costs associated with the consolidation of administrative, channel and network real estate were recorded in Goods and services purchased. Employee-related restructuring costs for reorganizing and streamlining business processes, such as certain client care, marketing and support functions, were recorded in Employee benefits expense. Other like costs for incremental external costs in connection with business acquisition activity were recorded in Goods and services purchased.

Restructuring and other like costs

Years ended December 31 ($ millions)	2013	2012
Goods and services purchased	27	10
Employee benefits expense	71	38
Restructuring and other like costs included in EBITDA	98	48

3.              Key performance drivers

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic priorities (see Section 2.2) and address near-term opportunities and challenges.

Corporate priorities

2014	2013 (see progress in the following table)

Delivering on TELUS’ future friendly® brand promise by putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people	Deliver on TELUS’ future friendly brand promise by putting customers first and earning our way to industry leadership in “likelihood to recommend” from our clients

Elevating our winning culture for a sustained competitive advantage, including giving compassionately in our communities	Further strengthen our operational efficiency and effectiveness, thereby fuelling our capacity to invest for future growth

Strengthening our operational reliability, efficiency and effectiveness	Continue to foster our culture for sustained competitive advantage

Increasing our competitive advantage through reliable and client-centric technology leadership	Increase our competitive advantage through technology leadership across cohesive broadband networks, Internet data centres, information technology and client applications

Driving TELUS’ leadership position in its chosen business and public sector markets	Drive TELUS’ leadership position in its chosen business and public sector markets through an intense focus on high-quality execution and economics

Advancing TELUS’ leadership position in healthcare information management.	Elevate TELUS’ leadership position in healthcare information by leveraging technology to deliver better health outcomes for Canadians.

Progress on 2013 corporate priorities

Deliver on TELUS’ future friendly brand promise by putting customers first and earning our way to industry leadership in “likelihood to recommend” from our clients

•                  Our ongoing initiatives, including those described under our strategic imperatives in Section 2.2, have helped to advance our number one priority to put customers first. Our customers’ likelihood-to-recommend scores in 2013 increased for Enterprise and TELUS Québec businesses, were maintained for small and medium-sized business (SMB) and TELUS Health, and declined slightly for consumer. We also realized a 27% decrease in customer complaints as reported in the Commissioner for Complaints for Telecommunications Services’ 2012-2013 report, while complaints across the industry rose 26%. In addition, our wireless postpaid average monthly churn rate remained low at 1.03% in 2013.

•                  We won a landmark case in the Supreme Court of Canada, protecting the privacy of our customers, which involved police access to text messages. The result is that the rigorous wiretap authorization procedure (as opposed to less rigorous alternative procedures) applies when the police seek access to an individual’s text messages.

•                  We continued to introduce new and innovative features and applications for Optik TV, providing customers with enhanced control and flexibility.

•                  We introduced TELUS Link, the next generation of PTT service, which provides instant voice communication with an individual or a team, as well as standard wireless service over our 4G networks. Our customers can now roam around the world with enhanced coverage via PTT over Wi-Fi and wireless data networks. See Providing integrated solutions in Section 2.2.

•                  We worked with the CWTA and other wireless providers to create a national blacklist of stolen handsets (see Going to the market as one team in Section 2.2).

•                  We give where we live® to help our fellow citizens in need, build stronger communities and create a stronger bond with our clients. We accomplish this through initiatives such as the TELUS Day of Giving®, Team TELUS Charitable Giving, Dollars for Doers and fundraising grants. In 2013, our team members participated in relief efforts following severe flooding in Southern Alberta, after the explosion in Lac-Mégantic, and in the wake of the devastation caused by Typhoon Haiyan in the Philippines. See our corporate social responsibility (CSR) report at telus.com/csr for more information.

Progress on 2013 corporate priorities

Further strengthen our operational efficiency and effectiveness, thereby fuelling our capacity to invest for future growth

•                  We deployed numerous systems upgrades and releases across our wireless and wireline systems portfolio throughout the year, significantly advancing our clients’ experiences with our services, improving the efficiency of our business operations and providing insightful business information.

•                  We continued to execute Clear and Simple principles to reduce complexity and customer support requirements.

•                  We continued to drive operational savings through labour-related efficiencies to streamline processes and strengthen internal capabilities.

•                  We improved the consistency and quality of our services through initiatives focused on technological rationalization and long-term development.

•                  We are implementing price-management initiatives for revenue and margin enhancement and vendor-management initiatives to increase efficiency in our procurement and achieve savings on equipment, handsets, information technology and other goods and services.

•                  Our restructuring and other like costs totalled $98 million in 2013, composed of $71 million for workforce-related initiatives and $27 million for other initiatives including consolidation of real estate. This includes $8 million in respect of Public Mobile.

Continue to foster our culture for sustained competitive advantage

•                  Canadians voted Koodo® as the number one standalone wireless provider and TELUS as the number one national full-service provider for the second straight year in J.D. Power and Associates’ annual Canadian Wireless Customer Satisfaction Study.

•                  As described in Investing in internal capabilities in Section 2.2, our team member engagement score increased by three percentage points to 83% in 2013, after increasing by 10 points to 80% in 2012. This was our fourth consecutive year of improvement.

•                  TELUS was named one of Canada’s Top 100 Employers for the fifth consecutive year and one of Canada’s Best Diversity Employers for the sixth consecutive year by Mediacorp.

•                  We used fair process tools to garner client-informed insights from our front-line team members.

Increase our competitive advantage through technology leadership across cohesive broadband networks, Internet data centres, information technology and client applications

•                  We continued to invest in our leading-edge broadband technology, which has enabled the success of our Optik TV, Internet and business services, as well as the ongoing advancement of our world-class wireless networks.

•                  We have expanded our LTE wireless networks throughout Canada and, in September, launched service in the Northwest Territories and the Yukon. Customers in Northern Canada can now sign up for TELUS wireless products and services at the same prices we offer elsewhere in Canada.

•                  We also continued expanding and upgrading our wireline broadband network, bringing greater capacity, speed and coverage to more communities. Through our continued broadband investment and focus on deploying fibre deeper into our access network, we now offer broadband speeds of up to 50 mbps to the majority of Optik TV-capable households.

•                  We launched two intelligent Internet data centres — in Kamloops, B.C. in 2013 and in Rimouski, Quebec in 2012 — to bring world-class managed IT solutions to Canadian businesses. These new facilities are providing our clients with reliable and secure cloud-based services that enable them to focus on their core activities. Built to meet LEED gold standards, they use up to 80% less energy than a typical data centre of their size.

Drive TELUS’ leadership position in its chosen business and public sector markets through an intense focus on high-quality execution and economics

•                  We launched wireless data sharing plans that allow multiple devices to draw off the same shared data plan and have provided our clients with data usage and roaming notifications to help them control their spending and usage.  Combined with unlimited nationwide calling and reduced roaming rate packages, these new wireless plans greatly enhance cost certainty for Canadian SMBs and bolster our client experience.

•                  We have also introduced a public Wi-Fi capability for our customers in British Columbia and Alberta that complements their TELUS Business Internet service and allows them to better serve their customers and visitors.

Progress on 2013 corporate priorities

Elevate TELUS’ leadership position in healthcare information by leveraging technology to deliver better health outcomes for Canadians.

•                  TELUS Health became the largest EMR provider with the acquisition of PS Suite EMR in Ontario. This acquisition is the third in a series since 2012 that are collectively advancing our strategy to substantially expand our reach and improve our offering of EMR solutions across the country.

•                  We are a leader in Canada’s claims and benefits management sector, offering the largest private electronic insurance claims network in Canada. We provide drug claim processing to over 12 million Canadians and transmit more than 250 million claims annually.

•                  We offer consumer health applications: Pharmacy portal, Pharma Space®, Personal Health Record, Electronic Medical Record Patient Portal and Remote Patient Monitoring.

•                  TELUS has been named the number one Information and Communications Technology partner by Branham 300 for five of the past six years.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Wireless: Services for consumers and businesses across Canada

Our services and products

•                 Data and voice – Fast web browsing, social networking, messaging (text, picture and video), the latest mobile applications including Optik on the go, M2M connectivity, clear and reliable voice services, push-to-talk solutions including TELUS Link service, and international roaming.

•                  Devices – Leading-edge smartphones, tablets, mobile Internet keys, mobile Wi-Fi devices and M2M modems.

Our capabilities

•      Licensed national wireless spectrum.

•      Coast-to-coast digital 4G LTE network, first launched in major centres in February 2012:

•                  Coverage of more than 81% of Canada’s population at December 31, 2013, including network access agreements

•                  Manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected with a compatible device(1); typical speeds in Saskatchewan of 10 to 15 Mbps)

•                  Reverts to the HSPA+ network and speeds when outside LTE coverage areas.

•      Coast-to-coast digital 4G HSPA+ network launched in November 2009:

•                  Coverage of 99% of Canada’s population at December 31, 2013, including network access agreements

•                  Dual-cell coverage of approximately 74% of Canada’s population, with manufacturer-rated peak data download speeds of up to 42 Mbps (typical speeds of 7 to 14 Mbps expected with a compatible device(1))

•                  Provides international roaming capabilities that deliver customer connectivity in more than 200 countries through 607 agreements with 588 roaming partners

•                  Enables an optimal transition to LTE technology and services.

•      Interconnections with our wireline networks.

•      Digital PCS (CDMA) network with a 3G high-speed evolution data optimized (EVDO) Revision A overlay, with staged decommissioning to begin in 2014 with potential deactivation in 2015.

•      iDEN network supporting Mike service, a PTT service focused on the commercial marketplace. With the launch of TELUS Link, we have ceased marketing our Mike service and will be turning it down over the next year as we migrate our Mike customers to the new service. However, we will continue to maintain our iDEN network to support our Mike private radio customers for the foreseeable future.

Competition overview

•                  Facilities-based national competitors Rogers Wireless and Bell Mobility (including affiliate Bell Aliant), and provincial telecommunications companies SaskTel and MTS Mobility.

•                  Resellers of competitors’ wireless networks.

•                  AWS entrants: Eastlink (launched services in 2013), Mobilicity, Quebecor (Videotron) and WIND Mobile.

•                  Services offered by cable-TV and wireless competitors over wireless and metropolitan Wi-Fi networks.

(1)   Actual speed may vary by device being used, topography and environmental conditions, network congestion, signal strength and other factors.

Wireline:      Residential services in British Columbia, Alberta and Eastern Quebec;

    Business services across Canada; and contact centre and outsourcing solutions internationally

Our services and products:

•                  Voice — Reliable phone service with long distance and advanced calling features.

•                  Internet — High-speed Internet service with email and a comprehensive suite of security solutions.

•                  TELUS TV — High-definition entertainment service with Optik TV and TELUS Satellite TV. Optik TV offers extensive content options and innovative features such as PVR Anywhere, Remote Recording, Optik Smart Remote channel browsing with a tablet or smartphone, and Optik on the go. TELUS Satellite TV is provided only in B.C. and Alberta by way of an agreement with Bell Canada.

•                  IP networks and applications — IP networks that offer converged voice, video, data or Internet access on a secure, high-performing network.

•                  Conferencing and collaboration — Full range of equipment and application solutions to support meetings and webcasts by means of phone, video and Internet.

•                  Contact centre and outsourcing solutions in more than 30 other languages — Managed solutions providing secure, low-cost and scalable infrastructure in North America, Central America, Europe and Asia.

•                  Hosting, managed IT and cloud-based services — Cybersecurity solutions with ongoing assured availability of telecommunications, networks, servers, databases, files and applications, with critical applications stored in our IDCs across Canada.

•                  Healthcare — Claims management and pharmacy solutions, hospital and hospital-to-home technology, electronic health records and other healthcare solutions through TELUS Health.

Our capabilities

•                  An IP-based national network overlaying an extensive switched network in B.C., Alberta and Eastern Quebec, as well as global interconnection arrangements.

•                  Initiatives to deploy fibre optic cable to homes and businesses.

•                  Eight data centres in six communities directly connected to the national TELUS IP network, creating an advanced and regionally diverse computing infrastructure in Canada.

•                  Provide wireline residential access line services to an estimated 42% of households in B.C. and Alberta, and 62% of households in our Eastern Quebec region.

•                  Access to businesses across Canada through our networks, as well as competitive local exchange carrier status.

•                  ADSL2+ or VDSL2 coverage reaching more than 2.7 million households in B.C., Alberta and Eastern Quebec.

•                  Broadcasting distribution licences to offer digital television services in incumbent territories and licences to offer commercial video on demand services.

Competition overview

•                  Substitution of wireless services, including our own wireless offerings, for residential local and long distance services. Households with wireless-only telephone services (among all providers, including TELUS) are estimated to be over 28% in B.C. and Alberta, and 7% in Eastern Quebec.

•                  Bell Canada, MTS Allstream, Rogers Communications and cable-TV providers Shaw Communications in B.C. and Alberta, and Cogeco Cable in Eastern Quebec.

•                  Various others (e.g. Vonage) that offer resale or VoIP-based local, long distance and Internet services.

•                  Over-the-top voice and entertainment services such as Skype and Netflix.

•                  Satellite-based entertainment and Internet services (Bell Canada, Shaw Communications and Xplornet).

•                  Competitors for contact centre services, such as Convergys, Sykes and Verizon LiveSource.

•                  Customized managed outsourcing solutions competitors, such as system integrators CGI Group Inc., EDS division of HP Enterprise Services and IBM.

•                  Competitors for TELUS Health services, such as system integrators, BCE, Cerner, McKesson and others.

4.2 Operational resources

Resources

Our people

•                  Approximately 43,400 employees (42,300 full-time equivalent or FTE employees) at the end of 2013, across a wide range of operational functions domestically (28,450) and certain functions internationally (14,950).

•                  Approximately 12,500 of our team members are covered by a collective agreement. The agreement with the Syndicat québécois des employés de TELUS (SQET) covering approximately 885 employees will expire on December 31, 2014. The agreement with the Telecommunications Workers Union (TWU) covers approximately 10,925 employees and is in effect through 2015. The collective agreement with the Syndicat des agents de maîtrise de TELUS (SAMT), representing approximately 630 team members in the TELUS Quebec region, is in effect through March 2017.

•                  Contact centre operations at Canadian and international locations support business process outsourcing services for external wholesale customers. We also use these services for certain internal operations to improve efficiency and to allow onshore operations to focus on value-added services.

•                  Employee compensation programs that support a high-performance culture and contain market-driven and performance-based (bonus and equity) components.

•                  Adequate employee resources to cover ongoing retirement, ready access to labour in Canada and, for contact centres and specific support functions, various locations internationally. We use a small number of external contractors or consultants.

•                  Training, mentoring and development programs.

Our brand and distribution

•                  A well-established and recognizable national brand (TELUS, the future is friendly®) that is supported by extensive advertising across all media.

•                  TELUS Health brand offering solutions for healthcare providers and consumers.

•                  Koodo basic wireless brand and postpaid service were introduced in March 2008; the Koodo prepaid service was launched in mid-2012.

•                  Public Mobile operations and brand acquired in November 2013.

•                  Optik TV brand launched in mid-2010.

•                  Our sales and support distribution:

•              Wireless services are supported through a broad network of TELUS-owned and branded stores, an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Future Shop / Best Buy, Wal-Mart and London Drugs), the kiosk channel WOW! Mobile and a white label brand for a premier retail chain, as well as online self-serve applications

•              Wireline residential services are supported through mass-marketing campaigns, client care telephone agents and online and TV-based self-serve applications

•              Business services across wireless and wireline are supported through TELUS sales representatives, independent dealers and online self-serve applications for SMBs.

Our technology, systems and properties

•                  TELUS is a highly complex technology-dependent company with a multitude of interconnected wireless and wireline telecommunications networks, IT systems and processes.

•                  Real estate properties (owned or leased) include administrative office space, work centres and space for telecommunications equipment. Some buildings are constructed on leasehold land and the majority of wireless towers are situated on lands or buildings held under leases or licences for varying terms. We also participate in two real estate redevelopment joint ventures. (See Section 7.11.)

•                  Network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land such as municipalities and the Crown, or on freehold land owned by TELUS.

•                  Our intangible assets include wireless spectrum licensed from Industry Canada, which is essential to providing wireless services.

•                  TELUS International provides contact centre and business process and IT outsourcing by utilizing sophisticated on-site facilities including contact centre solutions, and by utilizing international data networks and reliable data centres with rigorous privacy and security standards. Global rerouting and geographic diversity are provided through facilities in North America, Central America, Europe and Asia.

TELUS Health is uniquely positioned to facilitate the integration of electronic health records from the home to the doctor’s office to the hospital, making critical health information available to care providers over secure wireline and wireless broadband networks.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Common Shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other like costs ratio and the dividend payout ratio. See descriptions in Section 11.1.

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares under our multi-year dividend growth program

•                  On May 9, 2013, we announced an intention to target ongoing semi-annual dividend increases, with the annual increase of circa 10% through to the end of 2016, extending the policy announced in May 2011. Notwithstanding this, dividend decisions will continue to be subject to our Board of Directors’ assessment and determination of our financial situation and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain a dividend growth program through 2016. See Caution regarding forward-looking statements — Ability to sustain dividend growth program of circa 10% per annum through 2016.

•                  Dividends declared in 2013 totalled $1.36 per share, or an increase of 11.5% over 2012. On February 12, 2014, a first quarter dividend of 36 cents per share was declared, payable on April 1, 2014, to shareholders of record at the close of business on March 11, 2014. The first quarter dividend for 2014 reflects an increase of 12.5% from the 32 cent per share dividend paid in April 2013.

Report on financing and capital structure management plans

Purchase TELUS Common Shares under our multi-year NCIB

•                  On May 9, 2013, we announced that our Board of Directors authorized an NCIB program. On May 21, 2013, the TSX approved our 2013 NCIB to purchase, for cancellation, up to 15 million of our outstanding Common Shares (up to $500 million), until December 31, 2013. On July 23, 2013, the TSX authorized an amendment to our NCIB to increase the maximum number of Common Shares we may purchase for cancellation to 31.9 million, or a maximum amount of $1.0 billion until December 31, 2013. We have purchased shares through the facilities of the TSX and the NYSE and through privately negotiated block purchases. On September 24, 2013, we had reached the $1.0 billion maximum amount, having purchased 31.2 million shares, or 4.8% of the outstanding shares prior to commencement of the NCIB, for an average price of $32.07.

•                  On December 12, 2013, the TSX approved our NCIB to purchase and cancel up to 16 million of our Common Shares for up to $500 million in 2014. Such purchases will be made through the facilities of the TSX, the NYSE and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations during the period of January 2, 2014 to December 31, 2014. This represents approximately 2.6% of outstanding TELUS Common Shares at the date of the NCIB notice to the TSX, and shares will be purchased only when and if we consider it advisable. Pursuant to TSX rules, the maximum number of Common Shares that we may purchase during the same trading day on the TSX is 421,589 (being 25% of the average daily trading volume of TELUS Common Shares for the six-month period preceding the date of the NCIB notice to the TSX), subject to certain exceptions for block purchases.

•                  We have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase shares under our NCIB during internal blackout periods when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be at the sole discretion of the broker based on parameters established by TELUS prior to any blackout period, in accordance with TSX rules, applicable securities laws and the terms of the agreement between the broker and TELUS. The ASPP has been approved by the TSX, was implemented on January 2, 2014, and may be implemented from time to time thereafter. All other purchases under the NCIB will be at the discretion of the Company. In January 2014, we purchased 590,400 Common Shares for cancellation for $22 million, at an average price of $37.14 per share.

•                  We currently intend to renew our NCIB in 2015 and 2016 to permit share purchases for up to $500 million in each calendar year.

•                  Our 2014 and future NCIBs will be dependent on factors, such as our earnings and free cash flow, levels of capital expenditures and spectrum licence purchases, and are subject to our Board of Directors’ assessment and determination, and subject to obtaining regulatory approvals, including approval from the TSX.

•                  There can be no assurance that we will complete our 2014 NCIB or renew the NCIB program for 2015 and 2016. See Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase programs through 2016.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  Proceeds from securitized trade receivables were unchanged at $400 million throughout 2013.

•                  Commercial paper was reduced by $245 million to $Nil at December 31, 2013.

•                  Cash provided by operating activities exceeded the use of cash for investing activities by $857 million in 2013.

Maintain compliance with financial objectives, policies and guidelines

Our strategy is to maintain the long-term financial objectives, policies and guidelines set out below. We believe that the measures Net debt to EBITDA — excluding restructuring and other like costs and Dividend payout ratio of sustainable net earnings on a prospective basis are currently at the optimal level and by maintaining credit ratings in the desired range are expected to continue to provide reasonable access to capital markets.

•                  Maintain investment grade credit ratings in the range of BBB+ to A-, or the equivalent — On February 26, 2014, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA excluding restructuring and other like costs ratio of 1.5 to 2.0 times — The ratio was 1.8 times at December 31, 2013, up from 1.7 times one year earlier, as the increase in net debt was only partly offset by growth in EBITDA excluding restructuring and other like costs. In the short term, we may permit this ratio to go outside of the long-term policy guideline range (for long-term investment opportunities), but will endeavour to return to the policy guideline range, as we believe that the policy guideline range is supportive of maintaining our investment grade credit ratings.

•                  Dividend payout ratio guideline of 65 to 75% of sustainable net earnings on a prospective basis — This prospective payout ratio range is seen as appropriate to our current plans for earnings, cash flow and capital investments. For 2013, our dividend payout ratio of adjusted net earnings was 70%. See Section 7.5 Liquidity and capital resource measures.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — At December 31, 2013, we had $336 million of cash, more than $2 billion of unutilized credit facilities and $100 million available under our trade receivables securitization program. See Section 7.6 Credit facilities.

Financing and capital structure management plans for 2014

At the end of 2013, our long-term debt was $7.5 billion and the weighted average term to maturity was approximately 9.4 years. Aside from Short-term borrowings of $400 million, all of our debt was on a fixed-rate basis. During 2014, we plan to renew and extend our syndicated credit facility and accounts receivable securitization program and may also issue senior Notes to refinance and extend the commercial paper program.

Anticipated free cash flow and sources of capital are expected to be more than sufficient to meet current requirements and remain in compliance with our long-term financial policy guidelines. For the related risk discussion, see Section 10.7 Financing and debt requirements.

4.4 Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of our disclosure controls and procedures related to the preparation of the MD&A and the December 31, 2013 Consolidated financial statements. They have concluded that our disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to TELUS and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS-IASB and the requirements of the SEC in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, in accordance with Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have concluded that our internal control over financial reporting is effective as of December 31, 2013, and expect to certify TELUS’ annual filings with the SEC on Form 40-F, as required by the United States’ Sarbanes-Oxley Act of 2002, and with Canadian securities regulatory authorities.

Deloitte LLP, our auditor, has audited internal controls over financial reporting of TELUS Corporation at December 31, 2013.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.     Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 Selected annual information

The selected information presented below has been derived from, and should be read in conjunction with, the audited December 31, 2013 Consolidated financial statements of TELUS, and the audited December 31, 2012 Consolidated financial statements of TELUS.

Selected annual information Years ended December 31 ($ in millions, except per share amounts)	2013	2012	2011
Operating revenues	11,404	10,921	10,397
Net income (1)	1,294	1,204	1,126
Net income attributable to equity shares (1)	1,294	1,204	1,130
Net income per equity share (1)(2)
Basic	2.02	1.85	1.74
Diluted	2.01	1.84	1.73
Cash dividends declared per equity share (2)	1.36	1.22	1.1025

At December 31 ($ millions)	2013	2012	2011
Total assets	21,566	20,445	19,931
Current maturities of long-term debt	—	545	1,066
Non-current financial liabilities (3)
Provisions	76	64	29
Long-term debt	7,493	5,711	5,508
Other long-term financial liabilities	122	116	116
	7,691	5,891	5,653
Deferred income taxes	1,891	1,624	1,600
Common equity	8,015	7,686	7,513

(1)              Figures for 2012 and 2011 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011).

(2)              Adjusted for the two-for-one stock split effective April 16, 2013.

(3)              In our specific current instance, financial liabilities do not include liabilities that are excluded by definition (e.g. employee benefits and share-based compensation liabilities) or liabilities that do not involve a future outlay of economic resources (e.g. deferred recognition of customer activation and connection fees; deferred gains on sale-leaseback of buildings).

Operating revenues: Combined wireless revenue and wireline data revenue represented approximately 82% of consolidated revenues in 2013 (80% in 2012 and 77% in 2011). Legacy wireline voice revenues continue to be eroded by competition and technological substitution.

Net income includes income tax-related adjustments resulting from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest. These adjustments negatively impacted Net income by $3 million in 2013, and positively impacted Net income by $12 million in 2012 and $21 million in 2011.

Long-term debt, current maturities: The decrease in 2013 reflects repayment of $300 million of matured Notes in June and repayment of commercial paper, mainly with the proceeds of long-term debt issues in May. The decrease in 2012 reflects repayment of commercial paper, mainly with the proceeds of a long-term debt issue in December, while repayment of $300 million of Notes in March 2012 was offset by reclassification to current liabilities of $300 million of Notes maturing in June 2013.

Long-term debt, non-current portion: The increase in 2013 reflects our second and fourth quarter re-financing activities, including Note issues of $2.5 billion and early redemption of $700 million of Notes (see Section 7.4). The increase in 2012 reflects the issue of $500 million of Notes in December 2012, partly offset by reclassification of $300 million of Notes that became current.

5.2 Summary of quarterly results, trends and fourth quarter recap

Summary of quarterly results

($ millions, except per share amounts)	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1
Operating revenues	2,948	2,874	2,826	2,756	2,851	2,774	2,665	2,631
Operating expenses
Goods and services purchased	1,349	1,237	1,222	1,154	1,330	1,222	1,152	1,116
Employee benefits expense (1)	648	602	606	568	603	562	543	534
Depreciation and amortization	461	445	446	451	478	461	456	470
Total operating expenses	2,458	2,284	2,274	2,173	2,411	2,245	2,151	2,120
Operating income (1)	490	590	552	583	440	529	514	511
Financing costs (1)	110	109	132	96	96	96	96	86
Income before income taxes (1)	380	481	420	487	344	433	418	425
Income taxes (1)	90	125	134	125	81	110	119	106
Net income and Net income attributable to equity shares (1)	290	356	286	362	263	323	299	319
Net income per equity share: (1)(2)
Basic	0.47	0.56	0.44	0.56	0.40	0.49	0.46	0.49
Diluted	0.46	0.56	0.44	0.55	0.40	0.49	0.46	0.49
Dividends declared per equity share (2)(3)	0.36	0.34	0.34	0.32	0.32	0.305	—	0.595
Cash provided by operating activities	726	1,084	707	729	703	965	788	763
Additional information: (4)
EBITDA(1) (4)	951	1,035	998	1,034	918	990	970	981
Restructuring and other like costs included in EBITDA(4)	33	15	39	11	19	3	13	13
EBITDA excluding restructuring and other like costs(4)	984	1,050	1,037	1,045	937	993	983	994
Free cash flow(4)	136	365	192	358	263	426	284	358

(1)         Figures for 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011). See Section 8.2.

(2)         Adjusted for the two-for-one stock split effective April 16, 2013.

(3)         Dividends declared in 2012 Q1 include the first quarter dividend (29 cents per share paid April 2, 2012) and the second quarter dividend (30.5 cents per share paid July 3, 2012).

(4)         See Section 11.1 Non-GAAP financial measures.

Trends

The consolidated revenue trend continues to reflect: (i) year-over-year growth in wireless network revenue generated from a growing subscriber base and increasing data usage; (ii) wireless equipment revenue that has declined year over year in the last two quarters, but has generally increased year over year due to increasing sales of higher-value smartphones; and (iii) year-over-year growth in wireline data revenues driven by TV, Internet and business process outsourcing services and TELUS Health, which continues to exceed the decline in legacy wireline voice and other revenues.

Increasing wireless network revenue reflects growth in data revenue (up 14% and 16% year over year in the fourth quarter and full year 2013, respectively), partly offset by declines in voice revenue (down 2.7% and 2.1% year over year in the fourth quarter and full year of 2013, respectively). Data revenue growth reflects increased data consumption driven by the proliferation of smartphones, tablets and other wireless devices, partly offset by increased use of data sharing plans. Data revenue growth also reflects increased roaming revenues. Consequently, monthly blended ARPU has increased year over year for 13 consecutive quarters. Some moderation in the data ARPU growth trend results from competitive pressures driving bigger allotments of data included in rate plans, including data sharing, and an increasing number of unlimited messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. In July 2013, we introduced new two-year wireless rate plans, which may impact future revenue trends and costs of acquisition and retention, including subscribers optimizing unlimited talk and text and shared data plans, and potentially increase the frequency with which subscribers update their devices and services. As contracts signed before July 2013 expire and subscribers can only renew on the maximum two-year contracts, blended ARPU is expected to increase over time. However, the outcome is highly dependent on competitor and consumer behaviour, device selection and other factors.

Historically, there has been third and fourth quarter seasonality with respect to higher levels of wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also be more pronounced around iconic device launches. Wireless EBITDA typically decreases in the fourth quarter due to increased competitive intensity and seasonal loading. Subscriber additions have usually been lowest in the first quarter. Historically, monthly wireless ARPU has risen sequentially in the second and third quarters due to increased vacation season usage and roaming, and declined sequentially in the fourth and first quarters.

The trend of increasing wireline data revenue reflects the continuing expansion of our TELUS TV subscriber base (up 20% in 2013) and growth in revenue per customer, as well as growth in enhanced data, Internet and business process outsourcing services. Growth in Internet revenues reflects expansion of our high-speed Internet subscriber base (up 5.2% in 2013) as a result of bundling offers with Optik TV, as well as growth in revenue per customer. A general trend of declining wireline voice revenues and NALs is due to substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. The general trend for business NALs is a decline due to increased competition in the SMB market, as well as conversion of voice lines to IP and wireless services.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, as well as third and fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expenses includes higher employee-related restructuring costs in 2013, compensation increases, individually immaterial business acquisitions and targeted hiring to support wireless growth.

The sequential decrease in depreciation and amortization in the first and second quarters of 2013 resulted from minor adjustments related to our continuing program of asset life studies.

Financing costs in 2013 reflect our second and fourth quarter re-financing activities. Notably, Financing costs in the second quarter of 2013 include a $23 million long-term debt prepayment premium. In addition, Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income, such as interest income from the settlement of prior years’ income tax-related matters of $10 million in the first quarter of 2012.

The trends in Net income and basic EPS reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related after-tax interest on reassessments.

Income tax-related adjustments

	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1
Net income impact ($ millions)	12	2	(22)	5	10	3	(11)	10
Basic EPS impact ($)	0.02	—	(0.03)	0.01	0.02	—	(0.02)	0.02

The trend in Cash provided by operating activities reflects growth in EBITDA, net of higher interest and income tax payments. The trend in free cash flow also reflects these factors, net of increasing capital expenditures (excluding spectrum licences) associated with our continued focus on investment in wireline and wireless broadband infrastructure, network and system resiliency and reliability to support our ongoing customers first initiatives, large enterprise deals and readying the network and systems for future retirement of legacy assets.

Fourth quarter recap

Results for the fourth quarter of 2013 were discussed in Management’s review of operations contained in our February 13, 2014, news release.

•                  Consolidated Operating revenues increased by $97 million or 3.4% in the fourth quarter of 2013 when compared to the fourth quarter of 2012. Wireless data network revenue increased year over year by $78 million or 14% in the quarter as a result of subscriber growth and increased usage. Wireline data revenues increased year over year by $81 million or 11% in the fourth quarter due to growth in TV, Internet and business process outsourcing services and TELUS Health services. These increases were partly offset by ongoing declines in both wireless and wireline voice revenues.

•                  In the fourth quarter of 2013, Net income increased by $27 million or 10% and basic EPS increased by seven cents or 17.5% when compared to the fourth quarter of 2012.

•                  Cash provided by operating activities increased by $23 million in the fourth quarter of 2013 when compared to the same period in 2012, principally due to growth in EBITDA and favourable comparative working capital changes, which were largely offset by higher interest and income tax payments.

•                  Cash used by investing activities increased by $273 million in the fourth quarter of 2013 when compared to the same period in 2012, mainly due to the purchase of Public Mobile for $229 million net of cash acquired.

•                  Cash provided by financing activities was $365 million in the fourth quarter of 2013, composed of our $800 million long-term debt issues, net of dividend payments and repayment of commercial paper. Cash used by financing activities in the fourth quarter of 2012 was $127 million, composed of dividend payments and a reduction in outstanding commercial paper, partly offset by a $500 million long-term debt issue in December 2012.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the Consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision-maker). We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities — capital expenditures.

Operating revenues

Years ended December 31 ($ millions)	2013	2012	Change
Service	10,601	10,079	5.2%
Equipment	735	773	(4.9)%
Service and equipment revenues	11,336	10,852	4.5%
Other operating income	68	69	(1.4)%
	11,404	10,921	4.4%

Consolidated Operating revenues increased by $483 million in 2013, as follows:

•                  Service revenue increased by $522 million in 2013, driven by wireless, TV and Internet subscriber growth and an increase in data revenues, which were partly offset by declines in both wireless and wireline voice service revenues and the number of wireline NALs.

•                  Equipment revenue decreased by $38 million in 2013. Wireline equipment sales declined in 2013 due to reductions in business spending, including by governments, as well as a significant negotiated equipment sale in the third quarter of 2012. Wireless equipment sales were up slightly, reflecting higher retention volumes and a greater proportion of smartphones in the sales mix.

•                  Other operating income is composed of regulatory high cost serving area subsidies, recovery of employee costs under eligible government-sponsored programs and recognition of amounts from the regulatory price cap deferral account, as well as any investment gains, income or losses, and any gains or losses on disposal of real estate assets.

Other operating income decreased by $1 million in 2013, as gains on investments in 2013 were offset by a reduction in government assistance and the prior-year $7 million pre-tax gain, net of equity losses, related to the TELUS Garden residential real estate partnership.

Operating expenses

Years ended December 31 ($ millions)	2013	2012	Change
Goods and services purchased	4,962	4,820	2.9%
Employee benefits expense	2,424	2,242	8.1%
Depreciation	1,380	1,422	(3.0)%
Amortization of intangible assets	423	443	(4.5)%
	9,189	8,927	2.9%

Consolidated Operating expenses increased by $262 million in 2013, as follows:

•                  Goods and services purchased increased by $142 million in 2013. The increase reflects higher programming costs for TV services and an increase in network and support costs for the growing wireless subscriber base, partly offset by a reduction in wireless marketing expenses and lower cost of goods sold associated with the decline in wireline equipment sales.

•                  Employee benefits expense increased by $182 million in 2013, mainly due to higher compensation and benefit costs, an increase in restructuring costs for employee-related initiatives, and operations from individually immaterial acquisitions.

•                  Depreciation expense decreased by $42 million in 2013. The decrease was mainly due to adjustments in 2013 and 2012 resulting from our continuing program of asset life studies, and was partly offset by growth in capital assets (such as broadband- and TV-related assets, the wireless LTE network and IDCs).

•                  Amortization of intangible assets decreased by $20 million in 2013. The decrease was due to prior-year adjustments resulting from our continuing program of asset life studies and an increase in fully amortized software assets, partly offset by increases related to administrative and network software assets and acquisitions.

In December 2013, we carried out our annual impairment testing for intangible assets and goodwill. It was determined that there were no impairments. See the related discussion in Section 8.1 Critical accounting estimates.

Operating income

Years ended December 31 ($ millions)	2013	2012	Change
	2,215	1,994	11.1%

Operating income increased by $221 million in 2013, composed of a $146 million increase in wireless EBITDA, a $13 million increase in wireline EBITDA and a $62 million decrease in total depreciation and amortization expenses.

Financing costs

Years ended December 31 ($ millions)	2013	2012	Change
Interest expense before long-term debt prepayment premium	380	355	7.0%
Long-term debt prepayment premium	23	—	n/m
Employee defined benefit plans net interest	54	42	28.6%
Interest (income) and foreign exchange (gains)	(10)	(23)	56.5%
	447	374	19.5%

Financing costs increased by $73 million in 2013, mainly due to our re-financing activities in the second and fourth quarters of 2013, which increased our long-term debt outstanding and reduced near-term re-financing risk by extending our average term to maturity of long-term debt to 9.4 years at December 31, 2013, from 5.5 years one year earlier. Our weighted average interest rate on long-term debt (excluding commercial paper) was 5.00% at December 31, 2013, as compared to 5.27% one year earlier. For additional details, see Long-term debt issues and repayments in Section 7.4.

•                  Interest expense increased by $25 million in 2013, mainly due to the increase in long-term debt and repayment of low-rate commercial paper.

•                  Long-term debt prepayment premium is a $23 million expense before income taxes resulting from our redemption in May 2013 of $700 million of Series CF 4.95% Notes one year ahead of their original maturity.

•                  Employee defined benefit plans net interest expense is calculated for the periods in 2013 and 2012 based on the respective net defined benefit liabilities at December 31, 2012 and 2011. The increase in 2013 reflects an increase in the net defined benefit liability in 2012, which was only partly offset by the decrease in the discount rate. Employee defined benefit pension plans net interest in 2014 is expected to decrease to a nominal amount. This results from the net employee defined benefit pension plan deficit switching to a nominal surplus, due to strong returns in 2013 and application of a higher discount rate at December 31, 2013, net of an increase in life expectancy assumptions.

•                  Interest income and foreign exchange gains fluctuate from period to period. Interest income was $8 million in 2013 (including $4 million from the settlement of prior years’ income tax-related matters), as compared to interest income of $15 million in 2012 (including $14 million from the settlement of prior years’ income tax-related matters). The balances of amounts were net foreign exchange gains.

Income taxes

Years ended December 31 ($ millions, except tax rates)	2013	2012	Change
Basic blended income tax expense at weighted average statutory income tax rates	461	415	11.1%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	22	12	83.3%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(14)	(13)	(7.7)%
Other	5	2	150.0%
	474	416	13.9%
Blended federal and provincial statutory tax rates (%)	26.1	25.7	0.4	pts.
Effective tax rates (%)	26.8	25.7	1.1	pts.

Basic blended income tax at weighted average statutory income tax rates increased by $46 million in 2013 due to growth in pre-tax income and the increase in the B.C. provincial statutory income tax rate from 10% to 11% effective April 1, 2013. Revaluation of deferred income tax liabilities in 2013 resulted from the B.C. provincial corporate income tax rate increase, while in 2012, revaluation of deferred income tax liabilities resulted from the elimination of previously enacted reductions in Ontario provincial corporate income tax rates in the second quarter of 2012.

Comprehensive income

Years ended December 31 ($ millions)	2013	2012	Change
Net income	1,294	1,204	7.5%
Other comprehensive income (loss):
Items that may be subsequently reclassified to income	(9)	29	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	998	(286)	n/m
Comprehensive income	2,283	947	141.1%

Comprehensive income increased by $1.3 billion in 2013, including a $90 million increase in Net income (see Operating highlights in Section 1.3). The increase was primarily due to employee defined benefit plans re-measurements resulting from strong returns on plan assets and an increase in the discount rate, net of an increase in life expectancy assumptions. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators (excluding Public Mobile) (1)

At December 31	2013	2012	Change
Subscribers (1)(2) (000s):
Postpaid	6,751	6,543	3.2%
Prepaid	1,056	1,127	(6.3)%
Total	7,807	7,670	1.8%
Postpaid proportion of subscriber base (1)(2) (%)	86.5	85.3	1.2	pts.
HSPA+ population coverage(3) (millions)	34.9	34.3	1.7%
LTE population coverage(3) (millions)	28.8	23.9	20.5%

Years ended December 31	2013	2012	Change
Subscriber gross additions (1)(2) (000s):
Postpaid	1,118	1,174	(4.8)%
Prepaid	496	472	5.1%
Total	1,614	1,646	(1.9)%
Subscriber net additions (1)(2) (000s):
Postpaid	378	414	(8.7)%
Prepaid	(71)	(83)	14.5%
Total	307	331	(7,3)%
ARPU, per month (1)(4) ($)
Voice	34.39	36.39	(5.5)%
Data	26.99	24.00	12.5%
Blended	61.38	60.39	1.6%
Churn, per month (1)(4) (%)
Blended	1.41	1.47	(0.06	)pts.
Postpaid	1.03	1.09	(0.06	)pts.
COA(5) per gross subscriber addition (1)(4) ($)	400	408	(2.0)%
Retention spend to network revenue (1)(4) (%)	11.4	11.4	—

(1)         Where noted, wireless operating indicators exclude those of Public Mobile (acquired on November 29, 2013). Public Mobile had approximately 222,000 subscribers at December 31, 2013, all of which were prepaid subscribers.

(2)         Effective with the second quarter of 2013 and on a prospective basis, M2M subscriptions have been excluded from all subscriber-based measures. Cumulative subscribers include an April 1, 2013, opening balance adjustment to remove approximately 76,000 M2M subscriptions. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(3)         Including network access agreements.

(4)         See Section 11.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(5)         Cost of acquisition.

Operating revenues — Wireless segment

Years ended December 31 ($ in millions, except ratios)	2013	2012	Change
Voice	3,172	3,241	(2.1)%
Data	2,469	2,126	16.1%
Network revenues	5,641	5,367	5.1%
Equipment and other	489	478	2.3%
External operating revenues	6,130	5,845	4.9%
Intersegment network revenue	47	41	14.6%
Total operating revenues(1)	6,177	5,886	4.9%
Data revenue to network revenues (%)	44	40	4	pts.

(1) Includes Public Mobile revenues of $9 million, composed of network revenues of $7 million and equipment and other revenues of $2 million.

Wireless segment revenues increased by $291 million or 4.9% in 2013 driven by growth in data network revenue, offset by a moderate decline in voice network revenue. Included in the total are Public Mobile’s network, equipment and other revenues of $9 million for the post-acquisition period from November 29 to December 31, 2013.

Network revenues from external customers increased by $274 million in 2013.

•                  Voice network revenue, which includes $7 million from Public Mobile, decreased by $69 million in 2013. Voice ARPU, excluding Public Mobile, was $34.39 in 2013, reflecting a decrease of $2.00 or 5.5% from 2012. The decline in voice ARPU is due to the increased use of included-minute plans for both local and long distance calling, an increasing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, lower voice roaming prices, and greater penetration by the lower-ARPU Koodo brand, partly offset by increased roaming volumes and rate increases for minutes outside of plan limits.

•                 Data network revenue, which included a nominal amount from Public Mobile, increased by $343 million in 2013. The increase reflects subscriber growth and increased usage from high smartphone adoption rates, the expansion of coverage of our LTE network, and continued growth in data roaming revenues due to increased roaming volumes. Data ARPU, excluding Public Mobile, was $26.99 in 2013, reflecting a $2.99 or 12% increase from 2012.

•                  Excluding Public Mobile, monthly blended ARPU was $61.38 in 2013, reflecting a $0.99 or 1.6% increase from 2012. The increase was due to a change in the subscriber mix and growth in data usage and roaming, partly offset by a decline in voice ARPU and greater penetration by the lower-ARPU Koodo brand.

•                  Excluding Public Mobile, gross subscriber additions were 1,614,000 in 2013, a decrease of 32,000 from 2012. Postpaid gross additions were 1,118,000 in 2013, reflecting a year-over-year decrease of 56,000 from 2012, due to slower market growth and continued competitive intensity. Prepaid gross additions were 496,000 in 2013, reflecting a year-over-year increase of 24,000 from 2012, mainly due to loading activity on Koodo brand prepaid services that were introduced in August 2012.

•                  Excluding Public Mobile, net subscriber additions were 307,000 in 2013, a decrease of 24,000 from 2012. Postpaid net additions were 378,000 in 2013, reflecting a decrease of 36,000 from 2012 due to factors described in gross subscriber additions, partly offset by lower subscriber churn and change in the subscriber mix. Net reductions in prepaid subscribers were 71,000 in 2013, as compared to 83,000 in 2012. The improvement was primarily due to new subscribers attracted to Koodo brand prepaid services. Combined prepaid losses reflect conversions to postpaid services, as well as continued competitive intensity related to the lower entry cost of postpaid plans.

•                  Excluding Public Mobile, the blended monthly wireless subscriber churn rate was 1.41% in 2013 (1.47% in 2012). The improvement in the blended churn rate resulted from our continuing customers first initiatives and Clear and Simple approach, which differentiate TELUS in an intensely competitive market, as well as a greater proportion of postpaid clients in our subscriber base. Despite slower market growth and promotions from other incumbents and AWS entrants, our average monthly postpaid churn rate remained low at 1.03% in 2013, down from 1.09% in 2012.

Equipment and other revenues, which include $2 million from Public Mobile, increased by $11 million in 2013. The increase resulted mainly from higher retention volumes and a greater proportion of smartphones in the sales mix, partly offset by lower gross loadings and the elimination of activation and renewal fees beginning in the fourth quarter of 2012.

•                  Smartphone subscribers represented 77% of the postpaid subscriber base at December 31, 2013, as compared to 66% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies related to multiple-year contract sales or renewals. A greater proportion of smartphones in the sales mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Intersegment network revenue represents services provided to the wireline segment. These revenues are eliminated upon consolidation along with the associated expenses in the wireline segment.

Operating expenses — Wireless segment

Years ended December 31 ($ in millions)	2013	2012	Change
Goods and services purchased:
Equipment sales expenses	1,279	1,257	1.8%
Network operating expenses	707	674	4.9%
Marketing expenses	423	431	(1.9)%
Other (1) (2)	507	461	10.0%
Employee benefits expense (1)	657	605	8.6%
Total operating expenses(2)	3,573	3,428	4.2%

(1)         Includes restructuring and other like costs. See Investing in internal capabilities in Section 2.2.

(2)         Includes Public Mobile-related operating expenses totalling $19 million, of which $8 million is restructuring and other like costs.

Wireless segment expenses increased by $145 million in 2013. Public Mobile operating expenses were $19 million for the post-acquisition period from November 29 to December 31, 2013.

Equipment sales expenses, which include $3 million related to Public Mobile, increased year over year by $22 million in 2013, reflecting higher retention volumes, as well as an increase in the proportion of smartphones sold to new and existing customers.

•                  Retention costs as a percentage of network revenue were 11.4% in both 2013 and 2012.

•                  COA per gross subscriber addition was $400 in 2013, reflecting a decrease of $8 from 2012. The decrease was mainly due to promotional discipline and lower per-unit subsidy costs, partly offset by higher commissions due to a greater proportion of smartphones in the sales mix.

Network operating expenses, which include $4 million related to Public Mobile, increased by $33 million in 2013 due to growth in data roaming volumes, as cost increases associated with LTE network expansion and a one-time roaming-related settlement recovery in the second quarter of 2012 were partly offset by reduced roaming revenue-share rates and lower licensing costs.

Marketing expenses, which include a nominal amount related to Public Mobile, decreased year over year by $8 million in 2013. Overall, we reduced spending as commissions declined to reflect lower levels of gross subscriber additions.

Other goods and services purchased increased by $46 million in 2013 due to increases in restructuring and other like costs associated with real estate consolidation and business acquisition activity, including $8 million related to Public Mobile, as well as increases in external labour costs and administrative costs to support the growing subscriber base.

Employee benefits expense, which includes $3 million related to Public Mobile, increased by $52 million in 2013 due to higher compensation and benefit costs, an increase in the number of full-time equivalent employees to provide customer service and technical support for a growing subscriber base, and greater smartphone adoption.

EBITDA — Wireless segment

Years ended December 31 ($ millions, except margins)	2013	2012	Change
EBITDA(1)	2,604	2,458	5.9%
Restructuring and other like costs included in EBITDA(2)	30	13	130.8%
EBITDA — excluding restructuring and other like costs	2,634	2,471	6.6%
EBITDA margin (%)	42.1	41.8	0.3	pts.
EBITDA to total network revenue (3) (%)	45.8	45.4	0.4	pts.
EBITDA — excluding restructuring and other like costs, to total network revenue (%)	46.3	45.7	0.6	pts.

(1) Includes negative $10 million EBITDA impact of Public Mobile in the fourth quarter and full year of 2013.

(2) Includes $8 million related to Public Mobile.

(3) Total network revenue includes intersegment network revenue.

In 2013, wireless EBITDA increased by $146 million or 5.9%. The acquisition of Public Mobile reduced wireless EBITDA by $10 million in 2013. Wireless EBITDA excluding Public Mobile was $2,614 million in 2013, an increase of 6.3%. Wireless EBITDA — excluding restructuring and other like costs increased year over year by $163 million or 6.6% in 2013. The increases reflect network revenue growth and increased flowthrough to EBITDA, despite higher data roaming costs and an increase in labour costs to support a larger subscriber base.

5.5 Wireline segment

Wireline operating indicators

At December 31 (000s)	2013	2012	Change
High-speed Internet subscribers	1,395	1,326	5.2%
TELUS TV subscribers	815	678	20.2%
Network access lines (NALs):
Residential	1,643	1,767	(7.0)%
Business	1,611	1,639	(1.7)%
Total NALs	3,254	3,406	(4.5)%

Years ended December 31 (000s)	2013	2012	Change
High-speed Internet subscriber net additions	69	84	(17.9)%
TELUS TV subscriber net additions	137	169	(18.9)%
Net NAL losses:
Residential	(124)	(148)	(16.2)%
Business	(28)	(39)	(28.2)%
Total NAL losses	(152)	(187)	(18.7)%

Operating revenues — Wireline segment

Years ended December 31 ($ in millions)	2013	2012	Change
Data service and equipment	3,208	2,896	10.8%
Voice local service	1,335	1,416	(5.7)%
Voice long distance service	400	425	(5.9)%
Other services and equipment	267	272	(1.8)%
Service and equipment revenues	5,210	5,009	4.0%
Other operating income	64	67	(4.5)%
External operating revenues	5,274	5,076	3.9%
Intersegment revenue	169	170	(0.6)%
Total operating revenues	5,443	5,246	3.8%

Total wireline segment revenues increased by $197 million or 3.8% in 2013, driven by continued growth in data revenue, partly offset by ongoing declines in legacy voice revenues.

Service and equipment revenues increased by $201 million in 2013.

•                  Data service and equipment revenues increased by $312 million in 2013 primarily due to: (i) an increase in TELUS TV revenues resulting from 20% subscriber growth and higher revenue per customer; (ii) increased Internet and enhanced data service revenues due to a 5.2% increase in high-speed Internet subscribers, higher revenue per customer and business service growth; (iii) growth in international business process outsourcing services provided to business customers; and (iv) growth in TELUS Health revenues. These increases were partly offset by declines in videoconferencing revenues, as well as a decrease in data equipment sales due to reductions in business spending, including by governments, and a negotiated equipment sale in the third quarter of 2012.

•                  Net additions of high-speed Internet subscribers and TELUS TV subscribers in 2013 declined slightly from 2012, as market growth matures. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, combined with bundling these services together, have resulted in a combined subscriber growth of more than 10% in 2013.

•                  Voice local service revenue decreased by $81 million in 2013 due to the ongoing decline in legacy revenues, reflecting a 4.5% decline in NALs in the year.

•                  Residential NAL losses in 2013 reflect the ongoing trend of substitution to wireless and Internet-based services, including losses to competitors. For 2013, the year-over-year reduction in NAL losses of 24,000 reflects our continuing customers first initiatives aimed at improving the customer experience and increasing our customers’ likelihood to recommend TELUS, as well as prior year losses in the first quarter of 2012 as a result of heavily discounted promotions by Shaw Communications in B.C. and Alberta.

•                  Business NAL losses continue to reflect technological substitution and increased competition in the small and medium-sized business sector, but have moderated, reflecting our efforts to improve the customer experience, as well as growth related to the resource industry. Business NAL losses in 2013 improved by 11,000 when compared to 2012.

•                  Voice long distance service revenue decreased $25 million in 2013, due to ongoing technological substitution to wireless and Internet-based services, competition and losses of local subscribers, partly offset by certain rate increases in the first quarter of 2013.

•                  Other service and equipment revenues decreased by $5 million in 2013 mainly due to lower sales of voice equipment.

Other operating income decreased by $3 million in 2013, as gains on investments in 2013 were offset by a reduction in government assistance and the prior-year $7 million pre-tax gain, net of equity losses, related to the TELUS Garden residential real estate partnership.

Intersegment revenue represents services provided to the wireless segment. These revenues are eliminated upon consolidation together with the associated expenses in the wireless segment.

Operating expenses — Wireline segment

Years ended December 31 ($ millions)	2013	2012	Changes
Goods and services purchased (1)	2,262	2,208	2.4%
Employee benefits expense (1)	1,767	1,637	7.9%
Total operating expenses	4,029	3,845	4.8%

(1) Includes restructuring and other like costs. See Investing in internal capabilities in Section 2.

Total operating expenses increased by $184 million in 2013.

•                  Goods and services expenses increased by $54 million in 2013, mainly reflecting higher programming costs for TELUS TV services, partly offset by a decrease in equipment cost of sales due to reductions in business spending, including by governments, and a negotiated equipment sale in the third quarter of 2012.

•                  Employee benefits expense increased by $130 million in 2013, due to higher compensation and benefit costs, an increase in restructuring costs for employee-related initiatives, and the expansion of business process outsourcing services for business customers, partly offset by higher capitalization of labour and a decrease in domestic full-time equivalent staff over the past year, resulting from our efficiency initiatives. Restructuring and other like costs included in Employee benefits expense were $62 million in 2013, an increase of $33 million from 2012.

EBITDA — Wireline segment

Years ended December 31 ($ millions, except margins)	2013	2012	Changes
EBITDA	1,414	1,401	0.9%
Restructuring and other like costs included in EBITDA	68	35	94.3%
EBITDA — excluding restructuring and other like costs	1,482	1,436	3.2%
EBITDA margin (%)	26.0	26.7	(0.7	)pts.
EBITDA — excluding restructuring and other like costs margin (%)	27.2	27.4	(0.2	)pts.

In 2013, wireline EBITDA increased by $13 million or 0.9%, while wireline EBITDA — excluding restructuring and other like costs increased by $46 million or 3.2%. This resulted from improvements in high-speed Internet and TELUS TV revenues due to subscriptions coming off of introductory rates, subscriber growth and certain rate increases, as well as savings from our operational efficiency initiatives, net of higher TV programming costs and the one-time impact of severe flooding in Southern Alberta in June 2013 ($7 million). EBITDA margins, excluding restructuring and other like costs, were relatively flat as growth in lower-margin data services, such as high-speed Internet and TELUS TV, offset declines in higher-margin legacy voice services.

6.              Changes in financial position

Financial position at:	December 31					Changes during the year ended December 31, 2013,
($ millions)	2013	2012	Changes			include:
Current assets
Cash and temporary investments, net	336	107	229	n/m		See Section 7: Liquidity and capital resources
Accounts receivable	1,461	1,541	(80)	(5)%		A decrease in days outstanding in wireless and wireline receivables, and refunds of commodity taxes
Income and other taxes receivable	32	25	7	28%		An increase in investment tax credits receivable
Inventories	326	350	(24)	(7)%		A decrease in wireless handsets and accessories on hand, partially offset by an increase in the average handset cost
Prepaid expenses	168	178	(10)	(6)%		A decrease in prepaid amounts for the Kamloops IDC and a reclassification of share conversion costs to Common equity, partly offset by an increase in maintenance contracts
Derivative assets	6	9	(3)	(33	) %	Fair value adjustments related to operational hedges and hedges of restricted share units
Current liabilities
Short-term borrowings	400	402	(2)	—%		Amounts in both periods include $400 million received by TELUS from an arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.7)
Accounts payable and accrued liabilities	1,735	1,511	224	15%		A $75 million accrued liability for our 2014 NCIB program, as well as increases in TV content costs, interest payable and payroll and other employee-related liabilities
Income and other taxes payable	102	102	—	—%		Current income tax expense in 2013, offset by instalment payments and accruals for investment tax credits and interest
Dividends payable	222	208	14	7%		An increase in the dividend rate was partly offset by a decrease in the number of shares outstanding as a result of our 2013 NCIB program
Advance billings and customer deposits	729	703	26	4%		Wireline subscriber growth and an increase in advance billings to wireless dealers
Provisions	110	49	61	124%		Recording of Public Mobile acquisition-related provisions, as well as restructuring accruals exceeding restructuring payments in 2013
Current maturities of long-term debt	—	545	(545)	(100)%		Repayment of $300 million of TELUS Corporation Notes that matured in June and net repayments of $245 million of commercial paper outstanding at December 31, 2012
Current derivative liabilities	1	—	1	n/m		—
Working capital (Current assets subtracting Current liabilities)	(970)	(1,310)	340	26%		An increase in Cash and temporary investments and repayment of current maturities of long-term debt facilitated by long-term debt issues, net of increases in Accounts payable and accrued liabilities

Financial position at:	December 31				Changes during the year ended December 31, 2013,
($ millions)	2013	2012	Changes		include:
Non-current assets
Property, plant and equipment, net	8,428	8,165	263	3%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	6,531	6,181	350	6%

See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3. Included in the balances are spectrum licences of $5,168 million for 2013, including Public Mobile, and $4,876 million for 2012

Goodwill, net	3,737	3,702	35	1%	Acquisitions of Public Mobile, an EMR provider and several smaller entities
Real estate joint ventures	11	11	—	—%	See Transactions between related parties in Section 7.11
Other long-term assets	530	176	354	n/m

A pension asset reclassification from Other long-term liabilities as a result of returns on plan assets creating an overall nominal surplus in the aggregate pension plans, and a receivable from the TELUS Garden real estate joint venture, net of fair value adjustments for available-for-sale financial assets

Non-current liabilities
Provisions	219	222	(3)	(1)%	A decrease in asset retirement obligations, net of additions for the Public Mobile acquisition
Long-term debt	7,493	5,711	1,782	31%

Public issue of $1.7 billion of Notes in two series on April 1, early redemption of $700 million of Notes in May and public issue of $800 million of Notes in two series on November 26. See Section 7.4 Cash used by financing activities

Other long-term liabilities	649	1,682	(1,033)	(61)%	A decrease in pension and post-retirement liabilities resulting from returns on plan assets, funding and an increase in the discount rate
Deferred income taxes	1,891	1,624	267	16%	Deferred income tax expense arising from increases in temporary differences and revaluation of the deferred income tax liability for the B.C. provincial income tax rate increase
Owners’ equity
Common equity	8,015	7,686	329	4%

Net income of $1,294 million and Other comprehensive income of $989 million, net of dividend declarations of $866 million, 2013 NCIB purchases of $1.0 billion and the $75 million liability for the automatic share purchase plan commitment pursuant to the 2014 NCIB

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

7.1 Overview

In 2013 and 2012, we generated annual cash flow from operations in excess of annual capital investment needed to support business growth and reinvest in technology. We returned cash to shareholders through semi-annual increases in the dividend rate for both years, consistent with our policy, and in 2013, completed a $1 billion NCIB. We carried out re-financing activities in 2013 that extended the average term to maturity of long-term debt to 9.4 years from 5.5 years in 2012, which reduced re-financing risk. Our capital structure financial policies, financing plan and results are described in Section 4.3.

Cash flows

Years ended December 31 ($ millions)	2013	2012	Change
Cash provided by operating activities	3,246	3,219	0.8%
Cash (used) by investing activities	(2,389)	(2,058)	(16.1)%
Cash (used) by financing activities	(628)	(1,100)	42.9%
Increase in cash and temporary investments, net	229	61	n/m
Cash and temporary investments, net, beginning of period	107	46	132.6%
Cash and temporary investments, net, end of period	336	107	n/m

7.2 Cash provided by operating activities

Cash provided by operating activities increased by $27 million in 2013.

Analysis of changes in cash provided by operating activities

Years ended December 31 ($ millions)	2013	2012	Change
EBITDA (see Section 5.4 and Section 5.5)	4,018	3,859	159
Restructuring disbursements, net of restructuring costs	9	(4)	13
Employee defined benefit plans expense	108	103	5
Employer contributions to employee defined benefit plans	(200)	(173)	(27)
Interest paid, including $23 million long-term debt prepayment premium in May 2013	(364)	(337)	(27)
Interest received	4	13	(9)
Income taxes paid, net of refunds received	(438)	(150)	(288)
Other operating working capital changes	109	(92)	201
Cash provided by operating activities	3,246	3,219	27

•                  Income taxes paid net of recoveries received increased in 2013, reflecting an increase in instalment payments resulting from a larger tax instalment base, lower income tax recoveries in 2013 and a larger first quarter final payment in respect of preceding year income taxes.

•                  Other operating working capital changes include decreases in Inventories, Prepaid expenses and Accounts receivable in the year ended December 31, 2013 (see Section 6 Changes in financial position).

7.3 Cash used by investing activities

Cash used by investing activities increased by $331 million in 2013, and included the following:

•                  We purchased spectrum licences from a third party for $67 million in 2013, after receiving approval from Industry Canada.

•                  We made several business acquisitions and related investments in 2013, which complemented our existing lines of business, for a total of $261 million, including Public Mobile in November 2013 for $229 million net of cash acquired (2012 — $53 million).

•                  Our advances and contributions to real estate joint ventures, net of receipts, were $23 million in 2013 (2012 — $26 million).

•                  In 2013, we received proceeds of $12 million from the sale of portfolio investments, while in 2012, we received proceeds of $20 million from the sale of land and investments, including $14 million related to foreign assets.

•                  Cash payments for capital assets (excluding spectrum licences) were $2,035 million in 2013, an increase of $85 million from 2012, composed of:

•                  A $129 million increase in capital expenditures, discussed further after the following table

•                  Comparative changes of $(52) million in working capital to reflect payment timing differences in respect of capital expenditures

•                  Comparative net effects of $8 million in asset retirement obligations included in capital expenditures.

Capital expenditure measures

Years ended December 31 ($ millions, except capital intensity)	2013	2012	Change
Capital expenditures excluding spectrum licences (1)
Wireless	712	711	0.1%
Wireline	1,398	1,270	10.1%
	2,110	1,981	6.5%
EBITDA less capital expenditures (excluding spectrum licences) (2)	1,908	1,878	1.6%
Wireless segment capital intensity (%)	12	12	—
Wireline segment capital intensity (%)	26	24	2	pts.
Consolidated capital intensity(2) (%)	19	18	1	pt.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows. See Note 25(b) of the Consolidated financial statements.

(2)              See calculation and description in Section 11.1 Non-GAAP financial measures.

•                 Wireless capital expenditures increased slightly in 2013 due to investments in expanded coverage, enhanced capacity, supporting systems and backhaul facilities of our networks, offset by a reduction in expenditures for our accelerated 4G LTE network build-out in 2012 and wireless segment investments related to the opening of two IDCs (one in 2012 and one in 2013). Wireless capital intensity was 12% in 2013, unchanged from 2012.

The wireless cash flow proxy (EBITDA less capital expenditures) was $1,892 million in 2013, as compared to $1,747 million in 2012, for an increase of $145 million or 8.3% mainly due to higher EBITDA.

•                  Wireline capital expenditures increased by $128 million in 2013 due to ongoing investments in broadband infrastructure, including connecting more homes and businesses directly with fibre-optic cable, as well as growth in large enterprise services and continuing investments in network and systems resiliency and reliability, which were partly offset by a reduction in wireline segment investments related to the opening of two IDCs (one in 2012 and one in 2013). Our investments in broadband infrastructure support TV and high-speed Internet subscriber growth and faster Internet speeds, as well as extend the reach of our TELUS Health solutions. In addition, we are investing in additional functionality for administrative, client care and service delivery systems. Wireline capital intensity was 26% in 2013, up from 24% in 2012.

The wireline cash flow proxy (EBITDA less capital expenditures) was $16 million in 2013, down from $131 million in 2012, reflecting a decrease of $115 million or 88%. The decrease was due to increased restructuring and other like costs and an increase in capital expenditures.

7.4 Cash used by financing activities

Net cash used by financing activities was $628 million in 2013 and $1,100 million in 2012. Financing activities included the following:

Dividends paid to the holders of equity shares

Dividends paid to the holders of TELUS shares were $852 million in 2013, an increase of $78 million from 2012. The increase primarily reflects higher dividend rates under our dividend growth program, partly offset by a reduction in the number of outstanding shares reflecting shares purchased and cancelled under our 2013 NCIB program.

Purchase of Common Shares for cancellation

We purchased approximately 31.2 million shares under our 2013 NCIB program through September 24, 2013, for the maximum $1 billion authorized for 2013. The shares purchased represented approximately 4.8% of the outstanding Common Shares prior to commencement of the NCIB in May 2013. See Section 4.3 for details of our planned ongoing share purchase program through 2016.

Normal course issuer bid in 2013

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Accounts payable ($ millions)	Cash outflow ($ millions)
Second quarter	8,420,800	33.40	281	(43)	238
Third quarter	22,759,812	31.58	719	43	762
Total	31,180,612	32.07	1,000	—	1,000

In January 2014, we purchased, by way of the ASPP, 590,400 Common Shares for cancellation under our 2014 NCIB. We recorded a $75 million liability at December 31, 2013, for this ASPP commitment.

Normal course issuer bid in 2014

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)
January	590,400	37.14	22

Long-term debt issues and repayments

Net repayments of $1,255 million in 2013 were composed of:

•                  An April 1, 2013, public issue of $1.7 billion of senior unsecured TELUS Corporation Notes in two series: $1.1 billion of 11-year 3.35% Series CK Notes and $600 million of 30-year 4.40% Series CL Notes. The net proceeds of these issues were used to: (i) fund the early redemption on May 15, 2013, of $700 million of 4.95% Series CF Notes one year ahead of their maturity; (ii) fund the June 2013 maturity of $300 million of 5.00% Series CB Notes; and (iii) repay outstanding commercial paper by June 30, 2013. The remaining proceeds were used for general working capital purposes.

•                  A November 26, 2013, public issue of $800 million of senior unsecured TELUS Corporation Notes in two series: $400 million of seven-year 3.60% Series CM Notes and $400 million of 30-year 5.15% Series CN Notes. The net proceeds of these issues were used to fund the acquisition of 100% of Public Mobile and repay $290 million of commercial paper outstanding on November 26, 2013. The remaining proceeds are to be used for other general corporate purposes.

•                  The Notes issued on April 1 and November 26 may be redeemed in whole at any time, or in part from time to time, and contain certain change of control provisions.

•                  A $245 million net decrease in commercial paper during 2013 to $Nil at December 31, 2013. Commercial paper balances during the year were: $174 million at March 31, 2013, $Nil at June 30, 2013, and $205 million at September 30, 2013.

•                  These activities reduced financing risk by increasing the average term to maturity of our debt to 9.4 years at December 31, 2013, from 5.5 years at December 31, 2012. Our weighted average interest rate on long-term debt was 5.00% at December 31, 2013, as compared to 5.27% one year earlier.

Net repayments of $321 million in 2012 were composed of:

•                  Repayment in March of $300 million of matured 4.5% Series CC Notes.

•                  A $521 million decrease in commercial paper during the year to a balance of $245 million at December 31, 2012, partly funded from the issue of Notes in December 2012.

•                  A $500 million public offering of 10-year 3.35% Series CJ Notes in December 2012.

No amounts were drawn against our revolving credit facility in 2013 or 2012. Our commercial paper program provides low-cost funds and is fully backed up by our committed credit facility. (See Section 7.6 Credit facilities.)

7.5 Liquidity and capital resource measures

Net debt was $7,592 million at December 31, 2013, an increase of $1,015 million when compared to one year earlier, resulting from our re-financing activities in the second and fourth quarters, as discussed above, net of increased cash.

Fixed-rate debt as a proportion of total indebtedness was 95% at December 31, 2013, up from 90% one year earlier due to the repayment of commercial paper.

Total capitalization — book value was $15,576 million at December 31, 2013, an increase of $1,353 million from one year earlier. The increase includes an increase in retained earnings, resulting from employee defined benefit plans re-measurements, partly offset by a reduction in equity resulting from share purchases under our NCIB programs. Net debt to total capitalization increased to about 49% at December 31, 2013, from 46% one year earlier.

The Net debt to EBITDA — excluding restructuring and other like costs ratio was 1.8 times at December 31, 2013, up from 1.7 times one year earlier, as the increase in net debt (see above) was partly offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.5 to 2.0 times. See Section 7.6 Credit facilities. In the short term, we may permit this ratio to go outside of the long-term policy guideline range (for long-term investment opportunities), but will endeavour to return to the policy guideline range, as we believe that the policy guideline range is supportive of maintaining our investment grade credit ratings.

Liquidity and capital resource measures

As at, or years ended, December 31	2013	2012	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,592	6,577	1,015
Total capitalization — book value	15,576	14,223	1,353
EBITDA — excluding restructuring and other like costs (2)	4,116	3,907	209
Net interest cost	370	332	38
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	95	90	5	pts.
Average term to maturity of debt (years)	9.4	5.5	3.9
Net debt to total capitalization (1) (%)	48.7	46.2	2.5	pts.
Net debt to EBITDA — excluding restructuring and other like costs (1)(2) (times)	1.8	1.7	0.1
Coverage ratios (1)(2) (times)
Earnings coverage	5.5	5.6	(0.1)
EBITDA — excluding restructuring and other like costs interest coverage	11.1	11.8	(0.7)
Other measures (%)
Dividend payout ratio of adjusted net earnings (1)(2)	70	70	—
Dividend payout ratio (1)(2)	71	69	2	pts.

(1)              See Section 11.1 Non-GAAP financial measures.

(2)              Figures for 2012 reflect retrospective application of IAS 19 (2011).

The Earnings coverage ratio for 2013 was 5.5 times, down from 5.6 times one year earlier due to higher borrowing costs (including the May 2013 long-term debt prepayment premium).

The EBITDA — excluding restructuring and other like costs interest coverage ratio for 2013 was 11.1 times, down from 11.8 times one year earlier. An increase in net interest costs (including the May 2013 long-term debt prepayment premium) reduced the ratio by 1.3, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.6. See Section 7.6 Credit facilities.

Dividend payout ratios: Our target guideline is 65 to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for 2013 and 2012 were consistent with the target range.

7.6 Credit facilities

At December 31, 2013, we had $336 million of cash, more than $2.0 billion of unutilized credit facilities and $100 million available under our trade receivables securitization program (see Section 7.7). This is consistent with our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2013

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility(1)	November 3, 2016	2,000	—	—	—	2,000

(1)              Canadian dollars or U.S. dollar equivalent.

Revolving credit facility

We have a $2.0 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 14 financial institutions that expires on November 3, 2016. The revolving credit facility is used for general corporate purposes including, the backstop of commercial paper, as required.

Our revolving credit facility contains customary covenants, including a requirement that we not permit TELUS’ consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at December 31, 2013) and not permit TELUS’ consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 11.1 to 1 at December 31, 2013) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific TELUS credit rating.

Other bank credit facilities

At December 31, 2013, we also have other bank credit facilities available to us, including letter of credit facilities expiring in the second and third quarters of 2014. Given our historical experience, it is unlikely that letters of credit will be collateralized into cash.

We have arranged incremental letter of credit facilities that allowed us to participate in Industry Canada’s 700 MHz auction held in 2014. Under the terms of the auction, as outlined in the Licensing Framework of Mobile Broadband Services (MBS) — 700 MHz Band, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadline for final payment in the auction. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit that any individual participant could be required to deliver is approximately $405 million.

7.7 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The agreement is in effect until

August 1, 2014. Available liquidity under this agreement was $100 million at December 31, 2013. (See Note 19 of the Consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of February 26, 2014.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during 2013 or as of February 26, 2014. We believe adherence to our stated financial policies and the resulting investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets. (See Section 10.7 Financing and debt requirements.)

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to are set out below and described in more detail in Note 4 of the Consolidated financial statements. Our policies in respect of the recognition and measurement of financial instruments are described in Note 1(c) of the Consolidated financial statements.

Risks
	Recognition and measurement			Market risks
Financial instrument	accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Accounts receivable	Loans and receivables	X		X
Construction credit facilities advances to real estate joint venture	Loans and receivables				X
Short-term obligations	Amortized cost		X	X	X
Accounts payable	Amortized cost		X	X
Provisions	Amortized cost		X	X		X
Long-term debt	Amortized cost		X	X	X
Measured at fair value
Cash and temporary investments	Fair value through net income	X		X	X
Short-term investments	Fair value through net income				X	X
Long-term investments (not subject to significant influence) (1)	Available-for-sale			X		X
Foreign exchange derivatives (2)	Fair value through net income; part of a cash flow hedging relationship	X	X	X
Share-based compensation derivatives (2)	Fair value through net income; part of a cash flow hedging relationship	X	X			X

(1)              Long-term investments over which we do not have significant influence are measured at fair value if the fair values can be reliably measured.

(2)              Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Credit risk

Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. We mitigate credit risk as follows:

•                  Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

•                  Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. At December 31, 2013, the weighted average life of past-due customer accounts receivable was 61 days (2012 — 63 days).

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

•                  Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider the risk of this remote. Our derivative liabilities do not have credit risk-related contingent features.

An ongoing review is performed to evaluate changes in the financial condition of counterparties. We consider our risk due to the possible non-performance by our counterparties to be remote.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: a daily cash pooling process that enables us to manage our liquidity surplus and liquidity requirements according to our actual needs and those of our subsidiaries; bilateral bank facilities and a syndicated credit facility; the sales of trade receivables to an arm’s-length securitization trust; a commercial paper program; continual monitoring of forecast and actual cash flows; and management of the maturity profiles of financial assets and financial liabilities.

We have significant debt maturities in future years (see the long-term debt principal maturities chart in Section 4.3). We have access to a shelf prospectus, renewed in November 2013 for $3.0 billion and in effect until December 2015, pursuant to which we issued $800 million of long-term debt on November 26, 2013. At December 31, 2013, we can offer $2.2 billion of debt or equity securities under this shelf prospectus. We have credit facilities available, including a $2.0 billion facility expiring in November 2016 (see Section 7.6 Credit facilities). We also had $336 million in Cash and temporary investments at December 31, 2013. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted in the table in Note 4(c) of the Consolidated financial statements.

Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign-currency forward contracts and currency options only on a limited basis.

Net income and comprehensive income for the years ended December 31, 2013 and 2012 could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates, as shown in Note 4(d) of the Consolidated financial statements.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and any interest rate swap derivatives. If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, we could be exposed to interest rate risks.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint ventures are not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of our currently outstanding long-term debt, other than for commercial paper and any amounts drawn on our credit facilities, it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of our interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to was fixed; absent early redemption, the related future cash flows would not have changed due to changes in market interest rates.

Other price risk

•                  Provisions: We are exposed to other price risk arising from written put options provided for non-controlling interests, as discussed further in Note 17(e) of the Consolidated financial statements.

•                  Short-term investments: If the balance of the short-term investments line item on the statement of financial position includes equity instruments, we would be exposed to equity price risks.

•                  Long-term investments: We are exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

•                  Share-based compensation derivatives: We are exposed to other price risk arising from cash-settled share-based compensation (appreciating equity share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements had been entered into that established a cap on our cost associated with our net cash-settled share options (see Note 13(b) of the Consolidated financial statements) and others have been entered into that fix our cost associated with our restricted stock units (see Note 13(c) of the Consolidated financial statements).

Market risk

Net income and other comprehensive income for the years ended December 31, 2013 and 2012, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and our equity shares’ prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to market risks is shown in Note 4(g) of the Consolidated financial statements.

Fair values — General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair value of our investments accounted for as available-for-sale is based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of our derivative financial instruments used to manage exposure to currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our equity share prices as at the statement of financial position dates).

Financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are set out in Note 4(h) of the Consolidated financial statements.

Fair values — Derivative and non-derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition, and our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in tables in Note 4(h) of the Consolidated financial statements.

Recognition of derivative gains and losses

Gains and losses, excluding income tax effects, on derivative instruments classified as cash flow hedging items, as well as gains and losses on derivative instruments that are classified as held for trading items and that are not designated as being in a hedging relationship, and their respective locations within the Consolidated statements of income and other comprehensive income, are detailed in Note 4(i) of the Consolidated financial statements.

Commitments and contingent liabilities

Contractual obligations at December 31, 2013

($ millions)	2014	2015	2016	2017	2018	Thereafter	Total
Short-term borrowings
Interest obligations	5	—	—	—	—	—	5
Principal obligations (1)	400	—	—	—	—	—	400
	405	—	—	—	—	—	405
Long-term debt
Interest obligations	373	363	322	294	276	1,881	3,509
Principal maturities (2)	—	625	600	700	—	5,624	7,549
	373	988	922	994	276	7,505	11,058
Construction credit facilities commitment (3)	156	—	—	—	—	—	156
Minimum operating lease payments (3)(4)	210	191	164	136	115	703	1,519
Occupancy costs (3)	87	89	78	75	70	497	896
Purchase obligations (5)
Operating expenditures	1,223	708	92	83	80	281	2,469
Capital expenditures	224	12	4	1	1	—	240
Occupancy	1,447	720	96	84	81	281	2,709
Non-interest bearing financial liabilities	1,641	49	5	4	2	5	1,706
Other obligations	15	—	—	—	—	—	15
Total	4,247	1,948	1,187	1,218	474	8,494	17,568

(1)              Composed of $400 million of securitized trade receivables (see Section 7.7 Sale of trade receivables).

(2)              See long-term debt maturity chart in Section 4.3.

(3)              Construction credit facilities reflect loan amounts for a real estate joint venture, a related party. Minimum operating lease payments and occupancy costs include transactions with real estate joint ventures. See Section 7.11 Transactions between related parties.

(4)              Total minimum operating lease payments include: approximately 40% in respect of our five largest leases for office premises over various terms, with expiry dates that range between 2022 and 2034; and approximately 27% in respect of wireless site leases with a weighted average term of approximately 15 years. See Note 23(a) of the Consolidated financial statements.

(5)              Where applicable, purchase obligations reflect foreign exchange rates at December 31, 2013. Purchase obligations include future operating and capital expenditures that have been contracted for at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

Indemnification obligations

In the normal course of operations, we may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. In some cases these indemnifications would require us to compensate the indemnified parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the transaction, historically we have not made significant payments under these indemnifications.

In connection with the 2001 disposition of our directory business, we agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. Our proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, we would indemnify the owner in respect of any losses that the owner incurred.

At December 31, 2013, we have no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers. (See Section 10.9 Litigation and legal matters.)

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Section 10.9.

7.10 Outstanding share information

On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement, we exchanged all of our then issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis.

On March 14, 2013, we announced a subdivision of our Common Shares on a two-for-one basis (two-for-one stock split). On April 16, 2013, TELUS shareholders received one additional share for each share owned on the record date of April 15, 2013.

At our annual and special meeting held May 9, 2013, our shareholders approved the elimination of the Non-Voting Shares from our authorized share structure, the elimination of all references to Non-Voting Shares from our Articles, and an increase in the maximum number of Common Shares we are authorized to issue from one billion to two billion.

Outstanding shares (millions)	December 31, 2013	January 31, 2014
Common Shares	623	623
Common Share options	8	8
Exercisable Common Share options	3	3

7.11 Transactions between related parties

Investments in significant controlled entities

At December 31, 2013, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which in turn ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This was unchanged from December 31, 2012.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $40 million in 2013 and $37 million in 2012. See Note 24(b) of the Consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit plans as discussed in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first quarter of 2011, we announced that we had partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, B.C. In July 2013, we announced that we had partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta.

Our transactions with real estate joint ventures, which are related parties, are set out in Note 18 of the Consolidated financial statements. Commitments and contingent liabilities for the TELUS Garden real estate joint venture include construction-related contractual commitments through to 2015 (approximately $146 million at December 31, 2013), a 20-year operating lease commitment commencing in 2014 and construction credit facilities ($413 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden residential tower has sales contracts in place for substantially all units, while at December 31, 2013, the proportion of space leased in the TELUS Garden office tower was approximately 93%.

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements dated December 31, 2013. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

Examples of significant judgments, apart from those involving estimation, include:

•                  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes.

•                  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•                  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segmented information). A significant judgment we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered operating segments and reportable segments, notwithstanding the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations continue to converge, it may become impractical, if not impossible, to objectively distinguish between our wireless and wireline operations and cash flows. If sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business or discrete operating segments; rather, they could each become a group of similar products and services.

As well, if it becomes impractical to distinguish our wireless and wireline cash flows, which would be evidence of their interdependence, this could result in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single cash-generating unit for impairment testing purposes.

•                  The view that our spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that we intend to renew them; that we believe we have the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life, as discussed further in Note 17(c) to the December 31, 2013 Consolidated financial statements.

•                  In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there are instances where we need to exercise judgment in the allocation of our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary due to the convergence of our wireless and wireline telecommunications infrastructure technology and operations that we have experienced to date, and because of our general corporate development. There are instances where similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the discounted cash flow projections that are used in the annual impairment testing, as discussed further in Note 17(d) to the December 31, 2013 Consolidated financial statements.

•                  In respect of claims and lawsuits, as discussed further in Note 23(c) to the December 31, 2013 Consolidated financial statements, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Our critical accounting estimates and assumptions are described below.

General

•                  In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect the methodology or assumptions, subject to the items identified in the Caution regarding forward-looking statements section of this MD&A.

•                  In the normal course, we make changes to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in our credit ratings, where applicable. Unless indicated otherwise in the discussion below, we expect that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

•                  All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable); Current liabilities (Income and other taxes payable); Deferred income tax liabilities; and Common equity (retained earnings). The discussion of each critical accounting estimate does not differ between our two segments, wireless and wireline, unless explicitly noted.

•                  Our critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
		Operating expenses					Employee
Consolidated statements of financial position	Operating revenues	Goods and services purchased	Employee benefits expense	Depreciation	Amortization of intangible assets	Financing costs	defined benefit plans re- measurements (3)
Accounts receivable		X
Inventories		X
Property, plant and equipment, net				X
Intangible assets, net, and Goodwill, net					X (1)
Investments	X
Employee defined benefit pension plans			X	X (2)	X (2)	X	X (3)

(1)         Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects our wireless cash-generating unit.

(2)         Accounting estimate impact due to internal labour capitalization rates.

(3)         Other comprehensive income — Item never subsequently reclassified to income.

Accounts receivable

General

•                  We consider the business area that gave rise to the accounts receivable, perform statistical analysis of portfolio delinquency trends and perform specific account identification when determining our allowance for doubtful accounts.

•                  Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification.

•                  These accounting estimates are in respect of the Accounts receivable line item on our Consolidated statements of financial position comprising approximately 7% of Total assets at December 31, 2013 (8% at December 31, 2012). If the future were to differ adversely from our best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, we could experience a doubtful account expense in the future. Such a doubtful account expense in and of itself does not result in a cash outflow.

The allowance for doubtful accounts

•                  The estimate of our allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•                  We determine our allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

•                  Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. Our estimate of the allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

•                  This accounting estimate is in respect of the Inventories line item on our Consolidated statements of financial position, which comprises approximately 2% of Total assets at December 31, 2013 (2% at December 31, 2012). If the allowance for inventory obsolescence were inadequate, we could experience a charge to Goods and services purchased expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Property, plant and equipment, net; Intangible assets, net; and Goodwill, net

General

•                  The Property, plant and equipment, net, line item on our Consolidated statements of financial position represents approximately 39% of Total assets at December 31, 2013 (40% at December 31, 2012).

•                  The Intangible assets, net, line item represents approximately 30% of Total assets at December 31, 2013 (30% at December 31, 2012). Included in Intangible assets are spectrum licences, which represent approximately 24% of Total assets at December 31, 2013 (24% at December 31, 2012).

•                  The Goodwill, net, line item represents approximately 17% of Total assets at December 31, 2013 (18% at December 31, 2012).

•                  If our estimated useful lives of assets were incorrect, we could experience increased or decreased charges for amortization or depreciation in the future. If the future were to differ adversely from our best estimate of key economic assumptions and associated cash flows were to materially decrease, we could potentially experience future material impairment charges in respect of our property, plant and equipment assets, our intangible assets or our goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, we could experience increased charges for amortization of intangible assets. Such charges in and of themselves do not result in a cash outflow and would not affect our immediate liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

•                  The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of assets with finite lives is significantly impacted by the estimated useful lives of assets.

•                  Assumptions underlying the estimated useful lives of assets include the life cycle of technology, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

•                  The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for us.

•                  The recoverable amounts of the cash-generating units’ assets have been determined based on a value-in-use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future. The value-

in-use calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples.

•                  See Note 17(d) of the Consolidated financial statements for further discussion of methodology and sensitivity testing.

Investments

The recoverability of long-term investments

•                  We assess the recoverability of our long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific-identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•                  The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. Our estimate of the recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (we do not control the investees).

•                  Investments are included in the Other long-term assets line item on our Consolidated statements of financial position, which itself comprises approximately 2% of Total assets at December 31, 2013 (1% at December 31, 2012). If the allowance for recoverability of long-term investments were inadequate, we could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow. When there is clear and objective evidence of an increase in the fair value of an investment, which may be indicated by either a recent sale of shares by another current investor or the injection of new cash into the entity from a new or existing investor, we recognize the after-tax increase in value in Other comprehensive income (change in unrealized fair value of available-for-sale financial assets).

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•                 Assumptions underlying the composition of income tax assets and liabilities are based upon an assessment of the technical merits of tax positions. Income tax benefits on uncertain tax positions are only recognized when it is more likely than not that the ultimate determination of the tax treatment of the position will result in the benefit being realizable. Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxation authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

•                  Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxation authorities, net of periodic instalment payments. Deferred income tax liabilities are composed of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted tax losses, are based upon the assessment and measurement of tax positions as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•                  This accounting estimate is in respect of material asset and liability line items on our Consolidated statements of financial position comprising less than 1% of Total assets at December 31, 2013 (less than 1% at December 31, 2012), and approximately 9% of Total liabilities and owners’ equity at December 31, 2013 (8% at December 31, 2012). If the future were to adversely differ from our best estimate of the likelihood of tax positions being sustained, the amount of tax expected to be incurred, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, we could experience material deferred income tax adjustments. Such deferred income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•                  We review industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations.

Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Actuarial support is obtained for interpolations of experience gains and losses that affect the employee defined benefit plan actuarial gains and losses and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed-term investments. The discount rate is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries, and is reviewed quarterly for significant changes. Future increases in compensation are based upon the current benefits policies and economic forecasts.

•                  On an annual basis, at a minimum, the defined benefit pension plan assumptions are assessed and revised as appropriate. When the defined benefit pension plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis. Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: life expectancy, discount rates, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 14 of the Consolidated financial statements for further analysis.

•                 This accounting estimate is in respect of components of the Operating expenses line item and Other comprehensive income line item on our Consolidated statements of income and other comprehensive income. If the future were to adversely differ from our best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, we could experience future increased (or decreased) defined benefit pension expense, financing costs and charges to Other comprehensive income.

8.2 Accounting policy developments

Revenue from contracts with customers: In November 2011, a revised exposure draft was issued. We are currently assessing the impacts of the draft proposals. If the finalized standard, currently expected to be effective for our 2017 fiscal year, were to largely reflect the draft proposals, its effects and the materiality of those effects would vary by industry and entity. We, like many other telecommunications companies, currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition and in respect of capitalization of costs of acquisition and contract fulfillment costs. The prohibition of the use of the limitation cap methodology would accelerate the recognition of revenue, relative to both the associated cash inflows from customers and our current practice, primarily in the wireless sector. Although the underlying transaction economics would not differ, during periods of increases in the number of wireless subscriber connections, assuming comparable contract-lifetime per unit cash inflows, revenue growth would appear greater than under current practice (using the limitation cap methodology).

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfillment costs would be unaffected by the draft proposals. The draft proposals would result in such costs of acquisition being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of increases in the number of subscriber connections, assuming comparable per unit costs of acquisition and contract fulfillment, profitability measures would appear greater than under the current practice of immediate expensing of such costs.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2014, have no significant effect on our financial performance.

IAS 19 Employee benefits (amended 2011): We applied the amended standard effective for fiscal 2013 with the required retrospective application to prior periods. The following table summarizes the effects for 2012. Also see Note 2(a) of the Consolidated financial statements.

Effects of retrospective application of IAS 19 (amended 2011)

Year ended December 31, 2012 ($ millions, except per share amounts)	As originally reported	Amended IAS 19 effects	As currently reported
Operating expenses
Employee benefits expense	2,129	113	2,242
Operating income	2,107	(113)	1,994
Financing costs	332	42	374
Income before income taxes	1,775	(155)	1,620
Income taxes	457	(41)	416
Net income	1,318	(114)	1,204
Other comprehensive income
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements	(400)	114	(286)
Net Income per equity share (1)
Basic	2.02	(0.17)	1.85
Diluted	2.01	(0.17)	1.84
Additional information
Wireless EBITDA	2,467	(9)	2,458
Wireline EBITDA	1,505	(104)	1,401
EBITDA (2)	3,972	(113)	3,859

(1)         Adjusted for the two-for-one stock split effective April 16, 2013.

(2)         See Section 11.1 Non-GAAP financial measures.

9.              General outlook and assumptions

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Telecommunications industry trends and expectations

We estimate that Canadian telecommunications industry revenues (including TV and excluding media) grew by 3% to almost $55 billion in 2013. Wireless and data services, including TV, again drove industry growth as consumers continue to favour data-heavy smartphones and tablets, and home entertainment.

As one of Canada’s largest telecommunications companies, TELUS generated approximately 21% of industry revenues at $11.4 billion. We expect increased data usage patterns and revenue composition to continue to favour our wireless portfolio over wireline, which is characterized by declining demand for legacy voice services.

We believe that we are well positioned to generally maintain wireless EBITDA growth and to target a modest to moderate increase in wireline EBITDA, due to: our consistent strategic focus on providing a full suite of telecommunications services (see Section 2.1 Core business and Section 4.1 Principal markets addressed and competition); ongoing investments in our broadband networks; and our continued efforts to consistently strive to elevate the customer experience across all areas of our operations.

Wireless

Based on publicly reported competitors’ results and our estimates, the Canadian wireless industry experienced solid growth in 2013 with year-over-year revenue and EBITDA increases of approximately 3% and 6%, respectively (5% and 8%, respectively, in 2012). Our wireless revenue and EBITDA growth in 2013 was 5% and 6%, respectively.

The Canadian wireless industry added approximately 737,000 new subscribers in 2013, less than the 1.2 million added in 2012. This reflects an increase in the penetration rate of approximately 1.6 percentage points in 2013, as compared to approximately 2.5 percentage points in 2012. We expect penetration to continue increasing in Canada in 2014 and future years, as suggested by the experience in the U.S., the market most comparable to Canada, which currently has a penetration rate above 100%.

Comparison of wireless industry metrics

	2012	2013	2014
Market penetration of population
Canada	79%	81%	82 to 83%
U.S.	108%	110%	112%
Europe	up to 176%	up to 179%	up to 181%
Asia-Pacific	up to 150%	up to 153%	up to 155%
Data usage (percentage of ARPU)
Canada	39%	45%	50%
U.S.	42%	46%	50%
Europe	34%	35%	36%
Asia-Pacific	58%	61%	64%

Sources: TELUS estimates, CRTC’s Communications Monitoring Reports and other company and industry reports.

The U.S. wireless market serves as an appropriate comparison to Canada, given that the wireless market in Western Europe differs drastically. European penetration rates differ from those in Canada for several reasons, among then a more expensive wireline regime for local calls and the common practice in Europe of having multiple wireless subscriptions to reduce roaming charges.

Wireless revenue growth continues to be driven by the increased adoption and usage of data services. In 2013, wireless data ARPU in Canada represented almost 45% of industry ARPU. This compares to approximately 46% in the U.S., 35% in Europe and 61% in Asia-Pacific, suggesting a significant ongoing growth opportunity in Canada. The higher proportion of data usage in Asia is due in part to a very low rate of penetration of wireline Internet service to households in many Asian countries.

Data growth continues to be driven by the ongoing adoption of data-intensive smartphone and tablet devices, as well as Internet keys and M2M subscriptions. With two-year sales agreements, there is typically a significant upfront device subsidy provided to smartphone customers that initially results in a higher cost of acquisition and retention, however, ARPU is expected to increase over time. While this represents potential pressure on industry margins, smartphone subscriptions tend to generate higher ARPU and lower churn rates, which result in higher average lifetime revenue. Tablet devices operating on mobile networks or Wi-Fi are expected to be a growth segment in 2014. Customers want more mobile connectivity to the Internet and usage of enhanced portable computing services is growing. We and other carriers have introduced data sharing plans for families, as they adopt multiple devices.

We launched our 4G LTE network in February 2012 and have since expanded coverage to more than 81% of Canadians. Increasing data traffic continues to pose challenges to wireless carriers’ networks and their ability to manage and serve this traffic. The 700 MHz spectrum auction that concluded in February 2014 provided an opportunity for wireless carriers to acquire prime spectrum to roll out faster, next-generation high-speed wireless networks and build greater capacity, especially in rural areas. (See Building national capabilities in Section 2.2.) In January 2014, Industry Canada also announced the timelines for the 2,500- 2,690 MHz spectrum auction beginning in April 2015, which will be another important opportunity for TELUS to acquire additional spectrum to enhance our LTE networks and meet the demand of both urban and rural markets.

In early 2013, Eastlink, a cable-TV company, began offering wireless services in Nova Scotia and Prince Edward Island, while Videotron continues to offer wireless services with a focus on its installed cable-TV base in Quebec. In 2013, we estimate that AWS entrants Eastlink, Mobilicity, Videotron and WIND Mobile collectively gained more than one-third of new subscribers in Canada. Aside from Eastlink and Videotron, the viability of the other entrants remains uncertain going into 2014.

In June 2013, Industry Canada issued its framework relating to spectrum transfers, clarifying that spectrum transfer requests will be reviewed on a case-by-case basis, and those that result in undue spectrum concentration, and therefore diminish competition, will not be permitted. Decisions on transfer requests are to be issued publicly to increase transparency. The new framework did not apply to prior agreements and overrides the existing five-year moratorium on AWS licence transfers to incumbents, which would have ended in March 2014.

Also in June 2013, the federal government denied TELUS’ $380 million bid to acquire Mobilicity, which has been operating under Companies’ Creditors Arrangement Act protection, leaving the future uncertain for its approximately 180,000 customers. In November 2013, TELUS acquired Public Mobile.

In January 2014, WIND Mobile withdrew from the 700 MHz auction, citing lack of support from its parent company Vimpelcom, which has been unable to achieve clarification of its ownership of WIND from the federal government. Without 700 MHz spectrum, WIND’s future network evolution is unclear.

With the majority of consumers using mobile devices to research products for purchase decisions, Canadians appear ready for mobile commerce (m-commerce). M-commerce allows for organized interactions between retailers, advertisers, manufactures and the consumer. We are working to simplify the payment ecosystem by bringing together customers, suppliers and technology, while ensuring all regulatory issues are addressed. Mobile wallet services represent the largest m-commerce opportunity for us. In the fall of 2013, we launched a near field communications (NFC) SIM card. With this SIM card technology, customers are able to make purchases with NFC-compatible retail point of sale systems. We expect to further evolve our product offerings in this space over the coming years.

M2M technologies connect communications-enabled remote devices via wireless networks, allowing key information to be exchanged. Advanced platforms and networks are already seen in industries such as utilities and agriculture, and there has been progress toward their deployment in the healthcare market, as well. Although M2M applications have a much lower ARPU, subsidy costs are typically low and M2M volume expansion is anticipated to result in meaningful revenue opportunities. We have launched a new M2M operating portal, which has simplified M2M enablement by offering self-serve connectivity to M2M partners. We are also increasing the availability of M2M hardware options through our supply chain partnerships and continuously building out an enhanced ecosystem of offerings to further our competitive reach.

Wireline

The wireline telecommunications market is expected to remain very competitive in 2014 with low revenue growth and flat or declining EBITDA, as high-margin legacy voice revenues continue to decline due to technology substitution, such as email, wireless and VoIP services. TELUS stands out with its strong wireline revenue growth of 4.1% and positive EBITDA growth in 2013.

We estimate that Canada’s four major cable-TV companies had an installed base of approximately 4.3 million telephony subscribers at the end of 2013, or a national consumer market share of approximately 40%, up one percentage point from 2012. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet solutions. This competition, along with technological substitution such as to wireless, continues to erode the number of residential network access lines and associated local and long distance revenues.

We estimate the four major cable-TV companies have approximately 5.9 million Internet subscribers, up from 5.8 million in 2012, while telecommunications companies have approximately 4.7 million Internet subscribers, up from 4.6 million in 2012. Although the consumer high-speed Internet market is maturing, with approximately 81% penetration in Western Canada and 78% penetration across Canada, subscriber growth is expected to continue over the next several years.

The growing popularity of watching TV anywhere is expected to continue as customers adopt services that enable them to view content on multiple screens, including computers, smartphones and tablets, as well as on their TVs. In 2013, we significantly enhanced our Optik on the go service with expanded on-demand content and live TV.

We estimate that in 2013, Canadian IP TV providers increased their subscriber base by approximately 31% to surpass 1.4 million through expanded network coverage, enhanced service offerings, and marketing and promotions focused on IP TV. This growth came at the expense of cable-TV subscriber losses and was primarily driven by strong subscriber loading at TELUS and Bell. We estimate that the four major cable-TV companies have approximately 6.9 million TV subscribers or a 61% market share, down three percentage points from 2012. Beyond increasing the speed of Internet services, our primary Western Canadian cable-TV competitor, Shaw Communications (Shaw), continued its roll-out of metropolitan Wi-Fi network and, similar to other cable competitors, launched an on-the-go TV product to better compete against our IP-based Optik on the go .

Streaming media providers like Netflix, Apple and Google are competing for share of viewership, with recent studies suggesting that 29% of Canadian English-speaking households had a subscription to Netflix at the end of 2013.

TV and Internet service providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings, as OTT can be viewed as both competitive and complementary. We view OTT as an opportunity to add increased capabilities with our linear and on-demand assets. We have brought OTT content into the Optik TV platform and added capabilities for Optik clients to access those services everywhere. Telecommunications companies continue to make investments in DSL broadband technologies to maintain and enhance their ability to support competitive IP-based services. Our Optik TV footprint covers more than 2.7 million households, with 89% having access to speeds of up to 50 Mbps through VDSL bonding and other newer technologies, enabling us to deliver a better customer experience and more simultaneous content. In addition, telecommunications companies are actively deploying fibre to the home (FTTH) technologies, which support even higher broadband speeds.

Combined with wireline local and long distance, wireless and high-speed Internet and entertainment services, telecommunications companies are increasingly offering bundled products to achieve competitive differentiation that offers customers more flexibility and choice. Our broadband investments and bundled integrated service offers have significantly improved our competitive position relative to our main cable-TV competitor, Shaw.

The Canadian broadcasting industry has become more vertically integrated, with most of our competitors owning broadcast content. Our differentiated approach, consistent with our content strategy, is to aggregate, integrate and make accessible the best content and applications to customers, through whatever device they choose. We have consistently taken the position that it is not necessary to own content to make it accessible on an economically attractive basis, provided there is meaningful and timely enforcement of regulatory safeguards and additional safeguards introduced, as required. (See Section 10.4 Regulatory matters — Broadcasting distribution undertakings.)

In the business market (enterprise and SMB), the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments. Telecommunications companies like TELUS are providing network-centric managed applications, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the migration from legacy to IP-based services. New opportunities exist for integrated solutions that have greater business impact than traditional telecommunications services.

Rapid growth is expected in cloud-based services in Canada. We opened two new intelligent IDCs in Kamloops, B.C. in 2013 and Rimouski, Quebec in 2012. With these resources, we intend to expand our cloud computing services in higher-margin segments with managed solutions, differentiating ourselves from our peers that have chosen to acquire down-market companies in the pure-play data hosting space. Investments in our IDCs also provide internal capabilities to strategically enhance our own network and IT services.

As technology in our industry continues to rapidly change, we are committed to evolving our business by offering services in core future growth areas complementary to our traditional business with an intense focus on an enhanced customer experience, positioning TELUS for continued growth.

Assumptions for 2014

In 2014, we plan to build on the results achieved in both wireless and wireline in 2013 to generally maintain wireless EBITDA growth and to target a modest to moderate increase in wireline EBITDA. We plan to generate future growth through postpaid wireless net additions, combined with ongoing smartphone adoption and upgrades and continued Optik TV and high-speed Internet subscriber growth, while assuming modest ARPU growth across these services. We will also continue our strategic network and service-related investments, along with customer-focused operational execution.

Our assumptions for our 2014 outlook are generally based on the industry analysis above, our 2013 results and our customers first focus and strategy discussed in Section 2 and Section 3. These assumptions are subject to risks and uncertainties, including, but not limited to competition, regulatory matters, financing and debt requirements, taxation matters, economic conditions, litigation and other factors noted in our Caution regarding forward-looking statements and described in detail in Section 10 Risks and risk management. Some of our key assumptions are the following:

•                  Economic growth in Canada estimated to be 2.4% in 2014.

•                  No material adverse regulatory rulings or government actions.

•                  Wireless and wireline intense competition continuing from 2013 in both consumer and business markets.

•                  Approximately one to two percentage point increase in wireless industry penetration of the Canadian market, similar to 2013.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones at a rate consistent with 2013 levels (70 to 80% of postpaid gross additions), as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from additional higher postpaid subscriber loadings consistent with increased industry market penetration, as well as a modest increase in blended ARPU resulting from increased data usage, including from increased use of shared data plans, and subscriber mix.

•                  Flat to higher wireless acquisition and retention expenses, dependent on gross loadings and market pressures.

•                  Growth in wireline data revenues resulting from an increase in Optik TV and high-speed Internet subscribers, consistent with 2013, and a modest increase in average revenue per customer, as well as from growth in business services.

•                  The integration of Public Mobile in 2014 is expected to result in consolidated and wireless EBITDA being negatively impacted by approximately $40 million, while basic EPS is expected to be negatively impacted by approximately six cents.

•                  Pension plans: Defined benefit pension plan expense of approximately $85 million recorded in Employee benefits expense, and approximately $2 million recorded in employee defined benefit plans net interest in Financing costs; a 4.75% discount rate for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $105 million.

•                  Restructuring and other like costs of approximately $75 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth.

•                  Income taxes: Blended statutory income tax rate of 26.0 to 26.5% and cash income tax payments between $540 million and $600 million. Cash tax payments are increasing due to higher instalment payments based on 2013 income, the effect of the Canadian federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, as well as lower recoveries.

•                  Continued investments in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability.

•                  Moderate weakening of the Canadian dollar to U.S. dollar exchange rate versus the average exchange rate in 2013.

10.       Risks and risk management

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

10.1 Overview

Risk and control assessment process

We use a three-level enterprise risk and control assessment process that solicits and incorporates the input of team members from all areas of TELUS. We implemented this process in 2002 and track multi-year trends for various key risks and control environment perceptions across the organization.

Definition of business risk

We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, reliability and integrity of financial reporting, compliance with laws, regulations, policies, procedures and contracts, and safeguarding of assets within an ethical organizational culture.

Our enterprise risks are largely derived from our business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through performance planning, business operational management, and risk response strategies, which can include mitigating, transferring, retaining and/or avoiding risks. For example, residual exposure for certain risks is mitigated through insurance coverage, where we judge this to be efficient and commercially viable. We also mitigate risks through contract terms and contingency planning and other risk response strategies as appropriate.

We strive to avoid taking on undue risk exposures whenever possible and ensure alignment of exposures with business strategies, objectives, values and risk tolerances.

Three-level enterprise risk and control assessment process

Level one: Annual risk and control assessment

Key inputs into this process include interviews with senior managers, data and updates from our ongoing strategic planning process, and the results of our annual web-enabled risk and control assessment survey. The survey aligns with the 2013 COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control framework.

The survey is widely distributed to our management leadership team (all executive vice-president, vice-president and director-level team members and a random sample of management). Survey responses were received from 2,010 individuals in 2013. The members of our Board of Directors are also surveyed to solicit their perspectives on our key risks and approach to enterprise risk management, and to gauge our risk appetite and tolerance by key risk category.

Our assessment process incorporates input from recent internal and external audits, results of various risk management activities, and our management’s SOX 404 (Sarbanes-Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and classified into risk categories. Perceived risk resiliency (or readiness) is assessed by key risk and risk tolerance/appetite is evaluated by risk category.

Results of the annual risk and control assessment are shared with our senior management and our Board (including the Audit Committee). Executive-level risk owners and Board oversight committees are assigned for each key risk. The annual risk assessment results guide the development of our annual internal audit program, which has an emphasis on assurance coverage of higher-rated risks and is approved by our Audit Committee. Risk assessments are also incorporated into our strategic planning, operational risk management and performance management processes, and are shared with our Board.

Level two: Quarterly risk assessment

We conduct quarterly risk assessment reviews with our executive-level risk owners and designated risk primes across all business units to capture and communicate changing business risks, identify key risk mitigation activities and provide quarterly updates and assurance to our Audit Committee and other applicable Board committees.

Level three: Granular risk assessment

We conduct granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. strategic planning, project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics risk assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile, policies and processes throughout the year.

Board risk governance and oversight

We maintained strong risk governance and oversight practices in 2013 with Board risk oversight responsibilities outlined in the Board’s terms of reference and Board committee mandates.

•                  Risks on the enterprise key risk profile are assigned for oversight to one or more Board committees.

•                  Board committees provide risk updates to our full Board at least once annually for risks overseen through their respective terms of reference.

•                  Our Board or Board committees may request risk briefings by our executive risk owners. The Vice-President, Risk Management and Chief Internal Auditor attends and/or receives a summary of these briefings.

Principal risks and uncertainties

The following subsections describe our principal risks and uncertainties and associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on our business operations, reputation, results and valuation.

Although we believe the measures taken to mitigate risks described in each risk section below are reasonable, there can be no expectation they effectively remove the described risks or that new developments and risks will not materially impact our operations or financial results.

10.2 Competition

Customer experience

We compete in markets that are characterized by changing technology and the continual evolution of products and services. These conditions frequently result in shorter product life cycles. If our products and services do not positively differentiate us in the marketplace with a service experience that meets or exceeds customer expectations, client loyalty may decrease, reducing our customers’ likelihood to recommend TELUS. Consequently, the TELUS brand image could suffer, business clients and consumers may change service providers, and our profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Our top corporate priority is putting customers first and earning our way to industry leadership in likelihood to recommend from our clients — a focus that commenced in 2010. We continue to invest in service development, team members, and system and process improvements and introduce new client experience initiatives to bring greater transparency and simplicity to our customers. (See Strategic imperatives in Section 2.2 and Corporate priorities in Section 3.)

Intense wireless competition is expected to continue

At the end of 2013, including TELUS, there were nine facilities-based wireless competitors operating in Canada (some nationally and others regionally — see Competition overview in Section 4.1). This included four AWS entrant competitors who acquired spectrum in 2008 and who typically have focused on a price discounting strategy as their main differentiator from established players. AWS entrants offer zone-based plans and advertise unlimited calling and data, generally with a more limited handset selection. Likewise, established competitors also provide value service brands with aggressive acquisition and retention offers. Promotional activity typically rises concurrently with iconic device launches.

We anticipate continued pressure on ARPU from competitor promotions for voice and data services, including nationwide and international roaming plans, as well as pressure on data usage from substitution to increasingly available metropolitan area Wi-Fi networks. We expect pressure on cost of acquisition and retention as customers demand the latest smartphones and more inclusive and shared plans.

We also expect increased competition through the use of unlicensed spectrum to deliver higher-speed data services, such as from Shaw Communications’ metropolitan area Wi-Fi networks, to deliver entertainment to its customers beyond the home in Western Canada. In 2012, Shaw launched a service to compete with TELUS Optik on the go. In addition, satellite operators such as Xplornet are augmenting their existing high-speed Internet access (HSIA) with launched high-throughput satellites.

Risk mitigation: Our 4G wireless networks cover approximately 99% of Canada’s population, facilitated by network access agreements with Bell Canada and SaskTel. Wireless 4G technologies have enabled us to establish and maintain a strong position in smartphone and data device selection and expand roaming capability to more than 200 countries. Increased data download speeds provided by these technologies enable delivery of Optik on the go entertainment to mobile devices when beyond the reach of Wi-Fi.

To compete more effectively in serving a variety of customer segments, we offer a value service brand, Koodo Mobile®. By maintaining separation between the TELUS and Koodo brands through distinct distribution channels and uniquely targeted value propositions, we believe we are well positioned to compete with new entrants and incumbent wireless providers. We also have a white label postpaid service provided through a premier retail chain.

We intend to continue to market and distribute innovative and differentiated wireless services; offer a bundled wireless service (e.g. voice, text and data), including data sharing plans; invest in our extensive network; evolve technologies; and acquire spectrum to facilitate service development and the expansion of our subscriber base, as well as to address accelerating demand for data usage.

Competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of legacy wireline voice services

We face intense competition and technological substitution across all key business lines and market segments, including the consumer, SMB and large enterprise markets.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. (See Section 10.3 Technology.) Wireless carriers and cable-TV companies continue to expand offerings, resulting in intensified competition for local access, long distance and high-speed Internet services in residential and certain SMB markets. OTT content providers like Netflix compete for share of viewership, potentially impacting growth in our TV and entertainment services. We expect intense industry pricing pressure and customer acquisition efforts to continue across most product and service categories and market segments.

Risk mitigation: CRTC decisions in recent years approving wireline deregulation have provided us with improved flexibility to respond to intense competition. Active monitoring of competitive developments in product and geographic markets enables us to respond more rapidly to competitor offers and leverage our full suite of integrated wireless and wireline solutions and national reach. To mitigate losses in legacy services that we provide in our incumbent areas of B.C., Alberta and Eastern Quebec, we continue to invest in our broadband networks to increase speeds, improve network reliability and expand our reach, introduce innovative products and services, and enhance services with integrated bundled offers, as well as invest in customer-focused initiatives to support our efforts to continuously improve the customer experience. We continue to generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. We also continue to actively pursue a competitive cost structure and invest to improve efficiency.

Wireline voice and data competition

We expect competition to remain intense from traditional telephony, data, IP and IT service providers, as well as from VoIP-focused entrants in both business and consumer markets.

The industry transition from legacy voice infrastructure to IP telephony and from legacy data platforms to Ethernet, IP virtual private networks, multi-protocol label switching IP platforms and IP-based service delivery models continues to create uncertainties. Legacy data revenues and margins continue to decline and have been only partially offset by increased demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. Capital investments in wireline infrastructure are required to facilitate this ongoing transition process.

Business

In the business market, price-discounted bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors have entered the telecommunications space with new products that redirect and deliver email, voice and text messages from a variety of telecommunications and IT systems to the device nearest the intended recipient. With this broader bundling of traditional telecommunications services and IT services, we increasingly face competition from pure Internet and IT hardware, software and business process/consulting companies. Cable-TV companies are targeting the SMB market with their services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business market, particularly in major urban areas.

Risk mitigation: We continue to increase our capabilities through a combination of acquisitions and partnerships, a focus on vertical markets (public sector, healthcare, financial services, energy and telecommunications wholesale), expansion of solution sets in the enterprise market, and a Clear and Simple modular approach in the SMB market (including services such as TELUS Business Freedom and TELUS Future Friendly Office). Through TELUS Health, we have leveraged our systems and proprietary solutions to extend our footprint in healthcare and benefit from the investments in eHealth being made by governments. We are also focused on implementing large enterprise deals that leverage our capital investments and capabilities.

Consumer

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings and roll out Wi-Fi services in metropolitan areas. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of our residential NALs is expected to continue as a result of this competition and ongoing technological substitution to wireless and VoIP. Legacy voice revenues can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years and requires ongoing investment.

Risk mitigation: We continue to expand the coverage and increase the speed of our high-speed Internet service and increase the coverage, capability and content lineup of our IP-based Optik TV service in B.C., Alberta and Eastern Quebec (see Broadcasting below and Section 2.2 Strategic imperatives). The provision of Optik TV service and service bundles helps us attract and pull-through Internet subscriptions, mitigate network access line losses, and take TV and entertainment market share from cable-TV companies in their incumbent markets. TELUS Satellite TV service in Alberta and B.C. complements our IP TV service, enabling us to more effectively serve households where our IP TV service is not currently available. TELUS Satellite TV service is made possible by an agreement with Bell Canada.

Broadcasting

We offer Optik TV service to more than 2.7 million households in B.C., Alberta and Eastern Quebec, and continue targeted roll-outs to new areas. TELUS TV provides numerous interactivity and customization advantages over cable-TV and we have achieved a significant market share with 815,000 subscribers at December 31, 2013. However, there can be no assurance that double digit subscriber growth rates will be maintained, or that we will achieve planned revenue growth and improved operating efficiency because of a high industry market penetration actions by our primary competitors and content suppliers, as well as competition from OTT services.

Risk mitigation: We have broadened the addressable market for our HD TV services through the deployment of ADSL2+ technology, upgrades to VDSL2 technology and the continued roll-out of gigabit passive optical network (GPON) technology in selected areas. We continue to introduce new features and capabilities to our TV services (see Providing integrated solutions in Section 2.2) and strengthen our leadership position in Western Canada in the number of HD linear channels and video on demand assets.

Vertical integration into broadcast content ownership by competitors

We are not currently seeking to be a broadcast content owner, but our major competitors own and continue to acquire broadcast content assets. Increased vertical integration could result in content being withheld from us or being made available to us at inflated prices. (See Broadcasting distribution undertakings in Section 10.4 Regulatory matters.)

10.3 Technology

Technology is a key enabler of our business. However, technology evolution brings risks and uncertainties, as well as opportunities. We maintain short-term and long-term technology strategies to optimize our selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. Following are the main technology risks and uncertainties and how we proactively address them.

Subscriber demand for data challenges wireless networks and is expected to be accompanied by decreasing prices

The demand for wireless data services continues to grow rapidly, driven by greater broadband penetration, growing personal connectivity and networking, increasing affordability of smartphones and high-usage data devices (such as tablets and mobile Internet keys), richer multimedia services and applications, M2M data applications, and wireless price competition. Given the highly competitive wireless business environment in Canada (see Technological and competitive environments in Section 1.2), we expect that wireless data revenues will grow more slowly than demand for bandwidth. Rising data traffic levels and the fast pace of data device innovation present challenges to adequately provision capacity and maintain high service levels.

To support continued growth in wireless subscribers and data services, we require additional spectrum capacity, as we are experiencing spectrum exhaustion in many important markets. A cost-efficient roll-out of LTE in rural areas is facilitated by ownership of 700 MHz wireless spectrum licences. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. These same capabilities improve the quality of in-building coverage in urban areas. Spectrum in the 2,500-2,690 MHz range, which is expected to be auctioned in 2015, is also important for urban markets.

Risk mitigation: Our ongoing investments in LTE and HSPA+ networks, as well as small cell deployments, position us to help manage data capacity demands. We expect to implement further standards-based enhancements that are ready for commercial deployment to these networks. In addition, our investments in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure will support the future evolution to LTE-advanced technologies. LTE-advanced is expected to further increase network capacity and speed, reduce delivery costs per megabyte of data, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Rapid growth of wireless data volumes requires optimal and efficient utilization of our spectrum holdings, including ongoing development of a capacity management toolkit. Our spectrum strategy is designed to further strengthen our ability to deliver the mobile Internet to Canadians in the future. In line with this strategy, we participated in the 700 MHz spectrum auction concluded in February 2014 (see Regulation in Section 1.2). We intend to participate in the 2,500-2,690 MHz spectrum auction in April 2015, and if we are successful in our bids, the additional spectrum will provide added capacity and mitigate risks from growing data traffic. In addition, we plan to utilize spectrum purchased in 2013, and we will eventually begin repurposing spectrum currently used for our CDMA network.

Roll out and evolution of wireless broadband technologies and systems

As part of a natural 4G network progression, we are committed to LTE and HSPA+ technology to support medium-term and long-term growth of mobile broadband services. We continue to support CDMA2000 3G wireless services (including EVDO Revision A), but plan to begin decommissioning in 2014 for eventual shutdown possibly in 2015. We have launched our new PTT solution, TELUS Link, over our 4G HSPA and LTE networks (see Building national capabilities in Section 2.2). With the launch of TELUS Link, we have ceased marketing our Mike service and will be turning it down over the next year as we migrate our Mike customers to the new service. However, we will continue to maintain our iDEN network to support our Mike private radio customers for the foreseeable future. The eventual decommissioning of the CDMA and iDEN networks must be managed appropriately to ensure optimal use of spectrum and tower facilities, reduce costs and minimize subscriber migration and retention risks. However, there is the risk that our future capital expenditures may be higher than those recorded historically in order to meet ongoing technology investments.

Risk mitigation: Our practice is to continually optimize capital investments to provide positive payback periods and flexibility in considering future technology evolutions. Some capital investments, such as wireless towers, leasehold improvements and power systems, are technology-indifferent.

Our wireless networks are ready to evolve through software upgrades to support enhancements in LTE and HSPA+ that improve performance, capacity and speed. We expect to leverage the economies of scale and handset variety of the LTE and HSPA+ device ecosystems. We continue to strategically migrate CDMA and Mike (iDEN) subscribers to high-speed LTE and HSPA+ data devices, thereby providing the potential to increase utilization of data services and retain and grow revenue.

Reciprocal network access agreements, principally with Bell Canada, facilitated our deployment of next-generation wireless technologies and provided the means for us to better manage our capital expenditures. These agreements are expected to provide ongoing cost savings beyond the initial network build, as well as the flexibility to invest in service differentiation and support systems.

We maintain close co-operation with our network technology suppliers and operator partners to influence and benefit from developments in LTE and HSPA+ technologies.

Supplier risks

Restructuring of vendors may impact our networks and services

We have relationships with a number of vendors, which are important in supporting network and service evolution plans and delivery of services to our customers. Vendors may experience business difficulties, restructure their operations, be consolidated with other suppliers, discontinue products or sell their products to other vendors, which could affect the future development and support of products we use. There can be no guarantee that the outcome of any particular vendor difficulty will not affect the services that we provide to our customers, or that we will not incur additional costs to continue providing services. Certain customer needs and preferences may not be aligned with our vendor selection or product and service offering, which may result in limitations on growth or loss of existing business.

Supplier concentration and market power

The popularity of certain models of smartphones and tablets, such as those from Apple and Samsung, has resulted in a growing reliance on these manufacturers, which may increase the market power that these suppliers have over us. In addition, owners of popular broadcasting content may increase distribution charges and attempt to renegotiate broadcasting distribution agreements we have with them, which can negatively impact our entertainment service offerings and/or profitability. See also Broadcasting distribution undertakings in Section 10.4.

Risk mitigation: We consider possible vendor difficulties and/or restructuring outcomes when planning for our future growth, as well as the maintenance and support of existing equipment and services. We have a reasonable contingency plan for different scenarios, including working with multiple vendors, maintaining ongoing strong vendor relations and working closely with other product users to influence vendors’ product development plans.

In respect of supplier market power, we offer and promote alternative devices or programming content to provide greater choice for consumers and to help lessen our dependence on a few key suppliers.

Support systems will be increasingly critical to operational efficiency

We have a very large number of interconnected operational and business support systems, and their complexity has been increasing, which can affect system stability and availability. This is typical of established telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration efforts. Management of associated development and ongoing operational costs is a significant factor in maintaining a competitive position and profit margins. We are proactive in evolving to next-generation support systems, which leverage industry integration and process standards. As next-generation services are introduced, they must be designed to work with next-generation systems, frameworks and IT infrastructures, and at the same time, must be compatible with legacy services and support systems. This introduces uncertainty with respect to the speed and costs of development and regression tests necessary to deliver solutions with the desired effect, and may hinder our ability to introduce new services.

Risk mitigation: In line with industry best practice, our approach is to separate business support systems (BSS) from operational support systems (OSS) and underlying network technology. Our aim is to decouple the introduction of new network technologies from the services sold to customers so that both can evolve independently. This allows us to optimize network investments while limiting the impact on customer services, and facilitate the introduction of new services by driving BSS/OSS functions with configurable data rather than program changes. In addition, we actively participate in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce cost through scale and increase adoption through scope. We have established a next-generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next-generation framework to ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software program.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by user appetite for faster connectivity, the threat of growing competitor capabilities and offerings, increasing use of OTT applications and the intent of service providers like us to offer new services, such as IP TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre-optic cable further out from the central office, thus shortening the copper loop portion of the access network, and using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation and amortization expenses.

Risk mitigation: As part of our multi-year broadband build program, we upgraded substantial parts of our network to fibre to the neighbourhood (FTTN) technology. We continue to make incremental investments to this infrastructure in order to maintain our ability to support competitive services — most recently, the upgrade to VDSL2 and bonding technologies. In addition, we are actively deploying fibre to the home (FTTH) technologies, which support higher bandwidths.

In addition to ongoing enhancements to FTTN, we actively monitor the development and carrier acceptance of competing proposed FTTx standards (such as FTTH and fibre to the distribution point or FTTDp). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units than the current xDSL deployments on copper loops. We are exploring business models for economic deployment of fibre-based technologies in areas currently connected by copper.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support our Future Friendly Home® strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

We continue to monitor the evolution of IP-based telephony technologies and service offerings and have developed a consumer solution for IP-based telephony through broadband access in accordance with our strategy and standards. Currently this solution is intended to replace legacy analogue telephone service in areas that are served by fibre-based facilities. However, this could be expanded to provide additional telephone services over the same line as existing analogue service. We are also in the process of designing and testing our next-generation IP telephony solution for business users, which is intended to replace existing, end-of-life business VoIP platforms, as well as address areas that are served via fibre access.

One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are challenges to be addressed, such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home). These challenges increase when the exchange of information is between service providers with different broadband infrastructures.

Our long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning our standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. To this point, our legacy voice network infrastructure could be simplified if regular analogue telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. We expect to support both legacy and broadband voice systems for some time and incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by a reduction in the costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-based telephony platforms may not be in place in time to avoid the need for some reinvestment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

Risk mitigation: We continue to deploy residential IP-based voice technologies into fibre-based communities and work with vendors and the industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based platforms, while striving to adhere to CRTC commitments and customer expectations. Our ongoing investments in FTTN and access technologies should enable a smoother future evolution of IP-based telephony. We are also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure evolves to a point where it can form a part of the overall evolution towards IP. Additionally, IP-based solutions that we are currently deploying are capable of supporting a wide range of customers and services to help limit our exposure to any one market segment. Going forward, as our wireless services evolve, we will continue to assess the opportunity to further consolidate technology silos into a single voice service environment. We are looking at opportunities to rationalize our existing legacy voice infrastructure in order to manage costs. We are also increasing our focus on driving the costs out of VoIP services, and are working with our vendors and partners to reduce the cost structure of VoIP deployments.

Convergence in a common IP-based application environment for telephony, Internet and video is complex

The convergence of wireless and wireline voice, Internet and video in a common IP-based application environment, carried over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. However, the transformation from individual silo systems and architectures to a common environment is very complex and could be accompanied by implementation errors, design issues and system instability.

Risk mitigation: We substantially completed the transition of our previous IP TV middleware to Ericsson Mediaroom (formerly Microsoft Mediaroom) in 2011 and we continue to expand the new platform. We mitigate implementation risk through modular architectures, lab investments, partnering with system integrators where appropriate, employee trials, and using hardware that is common to most other North American IP TV deployments. We strive to ensure that our IP TV deployment is part of an open framework that will fit within the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box. We are also active in a number of standards bodies such as the MEF and IP Sphere to help ensure that any new IP infrastructure strategy leverages standards-based functionality to further simplify our networks.

The emergence of OTT services presents challenges to network capacity and conventional business models

OTT services are a new category of services being delivered over the Internet and compete directly with traditional pay-TV services. OTT video services, in particular, have rapidly become the largest source of traffic on the North American Internet backbone. OTT service providers do not invest in, or own, networks and their growing services present Internet service providers and network owners with the challenge of preventing network congestion.

Risk mitigation: We have designed an IP network supporting our FTTN VDSL2 network that has not experienced significant congestion problems through 2013. We have seen some hotspots on our legacy ADSL network that we are addressing with both short- and long-term solutions. As additional OTT providers launch services and offer higher resolution video over the Internet, we may be required to make larger investments in the network to support this capacity and develop new responses to the challenges posed by the OTT providers.

10.4 Regulatory matters

As explained in Section 1.2, our telecommunications and broadcasting services are regulated under federal legislation by the CRTC, Industry Canada and Heritage Canada. These regulations relate to, among other things, licensing, competition and restrictions on ownership and control by non-Canadians. The outcome of any regulatory reviews, proceedings, appeals and other developments could have a material impact on our operating procedures and profitability.

Radiocommunication licences and wireless roaming and tower sharing requirements

Availability of wireless spectrum licences

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. To support rapid growth in the use of wireless data services and to implement our strategies for extensive deployment of our 4G LTE network in rural areas, we require access to additional wireless spectrum (see Subscriber demand for data in Section 10.3 Technology).

Framework for wireless spectrum transfers

On June 28, 2013, Industry Canada issued its Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. This framework requires that the Minister of Industry approve changes of control and other deemed transfers of existing and future spectrum licences.

We have applied for judicial review concerning the spectrum transfer rules on the basis that the requirement for approval of deemed transfers is outside the jurisdiction of the Minister of Industry. The application will be heard in 2014 with a decision expected in the second or third quarter of 2014. If the policy is upheld, future transfers of wireless spectrum could be hampered by the new ministerial approval process.

700 MHz spectrum auction framework

In the 700 MHz spectrum auction, all wireless service providers were capped at two paired blocks of spectrum. However, the Minister also determined that large wireless service providers (including TELUS, Rogers and Bell) were only eligible to receive a licence for one paired block of prime 700 MHz spectrum.

We applied for judicial review concerning the additional cap imposed in the context of the 700 MHz spectrum auction. However, the Federal Court dismissed TELUS’ request for judicial review, and the framework for the 700 MHz spectrum auction was maintained.

2,500-2,690 MHz spectrum auction framework

On January 10, 2014, Industry Canada announced that the spectrum auction in the 2,500-2,690 MHz band will begin on April 14, 2015. This is prime spectrum for LTE in urban locations. Currently, most of this spectrum is held by Rogers Communications and Bell Canada through their Inukshuk partnership for fixed wireless broadband services. Under the auction rules, all participants will be limited by a 40 MHz cap on bidding on this spectrum in each licence region. In those regions where incumbents exceed the spectrum cap, they will not be required to relinquish any existing spectrum holdings. However, such licensees will not be eligible to bid for additional spectrum licences in the auction in service areas where the limit has been met or exceeded. Since Bell and Rogers already control substantial blocks of this spectrum, their ability to bid in the auction will be restricted absent any divestment of existing blocks. The cap provides an opportunity to significantly increase our spectrum holdings for LTE should we succeed in the auction. However, there is no guarantee we will acquire all of the wireless spectrum that we might seek under the cap.

Compliance with licence conditions and telecommunications regulations

Industry Canada regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Industry Canada also establishes the terms and conditions attached to such licences, including restrictions on wireless spectrum licence transfers, Canadian ownership requirements (see Restrictions on foreign ownership, below), coverage obligations, research and development obligations, annual reporting, and mandated roaming and antenna site sharing with competitors.

While we believe that we are substantially in compliance with our licence conditions, there can be no assurance that we will be found compliant with all licence conditions, or if found not to be compliant, that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Any failure by us to comply with the licence conditions could result in revocation of wireless spectrum licences and imposition of fines.

On December 18, 2013, the federal government announced that it would be amending both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the option to impose monetary penalties on companies that violate established rules, such as the Wireless Code and those related to the deployment of spectrum, services to rural areas and tower sharing.

Risk mitigation: We have advocated to the federal government for a level playing field in respect of spectrum auction rules, such that established wireless companies like TELUS can bid on an equal footing with entrants for spectrum blocks available at auction or be able to purchase spectrum available for sale from entrants. We will continue to strive to comply with all telecommunications regulations, including licence and renewal conditions.

Provincial consumer protection legislation / National Wireless Code

As a number of provinces had enacted, and others were planning to enact, amendments to consumer protection legislation that directly or indirectly affect the terms and conditions of providing wireless services, we asked the CRTC in 2012 to act to establish binding uniform national terms and conditions for the provision of wireless service.

On June 3, 2013, the CRTC issued The Wireless Code, Telecom Regulatory Policy CRTC 2013-271, which established a mandatory code of conduct for providers of retail mobile wireless voice and data services to individuals and small businesses. The Wireless Code applies across Canada and sets baseline requirements for customer rights and service provider responsibilities that all mobile wireless service providers must follow. It deals with issues such as: clarity and content of mobile wireless service contracts, application of early cancellation fees, mandatory caps on data and roaming charges, and removal of cancellation fees after two years.

Although the Wireless Code went into effect on December 2, 2013, and applies to mobile wireless service contracts signed, amended, renewed or extended after that date, the CRTC has also stated that the Wireless Code will apply to all wireless contracts, no matter when they were entered into, on June 3, 2015. This could mean that, as of June 3, 2015, the Wireless Code will apply retrospectively to all retail mobile wireless service contracts with individuals and small businesses, including those in place prior to December 2, 2013. Contracts that have device balances that are reduced over a period greater than 24 months, which is the case for existing three-year mobile wireless service contracts, would not comply with the Wireless Code.

The Federal Court of Appeal has granted TELUS and other major wireless providers leave to appeal the retrospective application of the Wireless Code and the appeal process is ongoing. We anticipate that the appeal will not be heard prior to the second quarter of 2014. Should retrospective application of the Wireless Code remain, we may experience a negative impact to our financial results in the future, as certain of our clients on three-year contracts may be entitled to avoid paying the remaining device balance if they terminate their contracts early.

There continue to be conflicts and inconsistencies between the Wireless Code and some provincial legislation, such as Ontario’s recently enacted consumer protection legislation. There is a risk of significant compliance costs for us and other wireless providers, particularly since the federal and provincial rules are not fully harmonized.

Risk mitigation: We support the CRTC’s national Wireless Code to standardize the terms and conditions of service and to reduce compliance costs, but we are appealing the retrospective aspects of the CRTC’s Wireless Code. The Code went into effect on December 2, 2013, and we adjusted our practices as necessary to achieve compliance with the Code’s requirements by the effective date. In addition, we launched new two-year plans on July 30, 2013, ahead of the required implementation date for the two-year contract maximum. Because we are subject to federal laws and regulations like the Wireless Code, there may be occasions where compliance with provincial legislation is not required. In such cases, we manage our compliance costs by carefully assessing whether compliance with provincial legislation promotes our customers first philosophy and aligns with the federal standards we must follow.

Upcoming regulatory reviews

Wireline wholesale services review

On October 15, 2013, the CRTC initiated a broad review of the existing regulatory framework for wireline wholesale services in Telecom Notice of Consultation CRTC 2013-551, Review of wholesale services and associated policies. The objective of these proceedings is to review, among others, enhanced basic services, subsidy regime, national contribution mechanism, paper bill charges and the appropriateness of mandating fibre to the premises (FTTP) facilities. This wide-ranging policy proceeding will include an oral hearing in the fourth quarter of 2014 with a decision expected in the first quarter of 2015. The outcome of this review will change aspects of the current regulatory framework for wholesale services, which could negatively impact our future business strategies.

Enhanced basic service objective

The CRTC has indicated that it will conduct a comprehensive review to determine what services (e.g. voice, broadband) are required by all Canadians to be able to participate fully in the digital economy and whether there should be changes to the subsidy regime and national contribution mechanism. This review is currently planned to be completed by 2015, followed by any implementation activities required.

Wireless wholesale roaming rates

On October 16, 2013, as part of the Governor General’s speech from the throne, the federal government indicated that it would take steps to reduce roaming costs on networks within Canada. On December 12, 2013, the CRTC initiated a review of wireless wholesale roaming rates. The proceeding will examine whether wireless carriers are charging other Canadian wireless service providers domestic roaming rates that are discriminatory. Submissions in this proceeding will be filed in the first quarter of 2014 with a decision expected in the second quarter of 2014.

The CRTC also announced that it will launch a separate proceeding in 2014 to examine the state and sustainability of competition in the wireless marketplace and what, if any, regulatory measures need to be taken if it finds that the wireless marketplace is not sufficiently competitive. The CRTC indicated that this proceeding will not conclude until late 2014, at the earliest.

Application to the CRTC to review paper bill charges

On October 22, 2013, the Public Interest Advocacy Centre filed an application to the CRTC seeking a prohibition on telecommunications service providers charging their residential customers for receipt of paper bills, and for the issuance of refunds to regulated telephone company customers for any past paper bill charges. As part of this proceeding, we acknowledged that we charge residential customers for receipt of paper bills, but that these charges are designed in a reasonable manner such that all customers to whom the charge is levied have access to electronic billing, but choose to receive a paper bill. We do not charge any stand-alone wireline telephone customers for receipt of paper bills. The record of this proceeding is now closed and a decision is expected from the CRTC in the first quarter of 2014.

Risk mitigation: We will continue to press the CRTC to reduce the scope of network facilities subject to mandatory unbundling. If access to FTTP infrastructure is mandated by the CRTC as a result of the wireline wholesale services review proceeding, potential future FTTP investments would be discouraged. We will support enhancements to the basic service objective as long as there are associated changes to the current subsidy regime to support any new service requirements.

We will participate in the proceeding on wireless wholesale roaming rates to demonstrate that the domestic roaming rates we charge to Canadian wireless service providers are not discriminatory.

We have responded to the application on paper bill charges by demonstrating that the charges are fair in that they are only levied to customers who have direct access to electronic billing but still choose to receive a paper bill. We have also demonstrated that our paper bill charges are levied based on billing for forborne services, meaning that the CRTC has forborne from regulating these rates.

Restrictions on foreign ownership

Foreign ownership restrictions applicable to TELUS

We are subject to the foreign ownership and control restrictions, including restrictions on the ownership of our Common Shares by non-Canadians, imposed by the Canadian Telecommunications Common Carrier Ownership and Control Regulations and the Telecommunications Act (collectively, the Telecommunications Regulations), the Radiocommunication Act and the Broadcasting Act and associated regulations. Although we believe that we are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond our control, will not result in us ceasing to comply with the relevant legislation. If such a development were to occur, the ability of our subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and our business could be materially adversely affected.

Specifically, to maintain our eligibility to operate certain of our subsidiaries that are Canadian carriers under these laws, the level of non-Canadian ownership of TELUS Common Shares cannot exceed 33 1/3% and we must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give TELUS, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership of our Common Shares. These powers have been incorporated into TELUS’ Articles and were extended to ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: (i) refuse to register a transfer of Common Shares to a non-Canadian; (ii) require a non-Canadian to sell any Common Shares; and (iii) suspend the voting rights attached to the Common Shares in inverse order of registration.

Foreign ownership restrictions for “small” common carriers

In 2012, the Canadian federal government amended the Telecommunications Act to lift restrictions on foreign ownership for telecommunications common carriers whose annual revenues from the provision of telecommunications services in Canada represent less than 10% of the total annual revenues, as determined by the CRTC. This gives “small” wireless and wireline carriers, which can be significantly influenced, owned or controlled by very large foreign entities, the opportunity to raise foreign capital to fund their network construction, operating losses and bids in spectrum auctions, as well as take advantage of any special rules for small wireless carriers in spectrum auctions.

Risk mitigation: In respect of restrictions on foreign ownership, we continue to advocate for and encourage the Canadian federal government to level the playing field by expeditiously eliminating foreign ownership restrictions for both telecommunications and broadcast distribution companies. With respect to the monitoring and enforcement of current restrictions on non-Canadian ownership of TELUS Common Shares, we have reasonable controls in place to ensure that foreign ownership levels are respected through a reservation and declaration system. As noted above, we have a number of remedies available to us under the Telecommunications Act that are reflected and available to us under TELUS’ Articles.

Broadcasting distribution undertakings

We hold licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). We also hold a licence to operate a national video on demand (VOD) undertaking (renewed until August 31, 2016).

Increasing vertical integration

The broadcasting landscape has undergone significant consolidation, including the acquisition by Bell Canada Enterprises (BCE) of Astral Media (approved by the CRTC in June 2013) and CTVglobemedia (approved by the CRTC in March 2011), and the acquisition by Shaw of the programming services of Canwest Global (approved by the CRTC in October 2010). Rogers Communications and Quebecor also own content assets.

In September 2011, the CRTC announced a policy framework to address concerns relating to the potential incentive for anti-competitive behaviour by vertically integrated broadcasting companies. The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders. The amendments to the regulations were enacted in July 2012. In addition, the CRTC subjected BCE’s acquisition of Astral Media in June 2013 to numerous additional safeguards by way of conditions of licence to ensure access to content under BCE’s control on commercially reasonable terms and conditions.

The CRTC has extended the additional safeguards that were imposed on BCE’s broadcasting undertakings to Corus in its decision approving Corus’ acquisition of some divestitures from Astral Media (approved by the CRTC in December 2013). The CRTC has indicated that it will consider making other vertically integrated players subject to those additional safeguards in subsequent proceedings. Without timely and strict enforcement of the vertical integration safeguards, there is a risk that vertically integrated competitors, which own both broadcast content and distribution platforms, could unfairly raise programming costs for non-vertically integrated companies such as TELUS, and/or attempt to withhold content on digital media platforms (Internet and mobile platforms), or otherwise disadvantage us in our ability to attract and retain wireless or Optik TV customers.

Upcoming review of regulatory framework for television services

In June 2013, the CRTC launched a process to review the regulatory framework related to the distribution of television in Canada. Its initial invitation, titled Let’s Talk TV, sought comment from the public to help shape the television system for the future. In January 2014, the CRTC launched phase two of this process, seeking comment on the various ideas mentioned during the initial conversation with Canadians. A public hearing on a proposed new regulatory framework is expected to be held in September 2014. In parallel, the CRTC is responding to an order from the government to report on how the ability of Canadian consumers to subscribe to pay and specialty television services on a service-by-service basis (also known as pick-and-pay) can be maximized in a manner that furthers the objectives of the Broadcasting Act. The CRTC must issue this report no later than April 30, 2014.

Risk mitigation: Our strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. We do not believe it is necessary to own content to make it accessible to customers on an economically attractive basis, subject to timely and strict regulatory enforcement of the CRTC’s vertical integration safeguards to prevent undue preference by vertically integrated competitors.

We support a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We believe that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration policy and for further meaningful safeguards, as required.

10.5 Human resources

Employee retention, recruitment and engagement

Our success depends on the abilities, experience and engagement of our team members. The loss of key employees through attrition and retirement — or deterioration in overall employee morale and engagement resulting from organizational changes, any unresolved collective agreements or ongoing cost reduction initiatives — could have an adverse impact on our growth, business and profitability, and on our efforts to enhance the customer experience.

Risk mitigation: We aim to attract and retain key employees through both monetary and non-monetary approaches, and strive to protect and improve engagement levels. Our compensation and benefits program is designed to support our high-performance culture and is both market-driven and performance-based. It includes: a competitive base salary; an employee performance bonus that is tied directly to corporate profitability, operational results and individual results; medium-term and long-term performance incentives (share-based compensation) for eligible employees; and the TELUS Employee Share Purchase plan, which is available to full-time and part-time employees in Canada. We also have a succession planning process to identify and develop employees for key management positions.

Share-based compensation for key personnel generally has vesting periods of approximately three years. The increase in market value of TELUS shares over the past three years has increased the effectiveness of these retention incentives, however, any future decline in TELUS share prices could negatively impact their effectiveness. Where required, we continue to implement targeted retention solutions for employees with talents that are scarce in the marketplace. As well, a benefits program is offered that allows tailoring of personal health, wellness, lifestyle and retirement choices to suit individual and family needs.

The measure of employee engagement at TELUS was 83% in 2013, placing TELUS first globally among organizations of our size and composition. We believe our strong employee engagement score is influenced by our continuing focus on the customer and success in the marketplace resulting from innovative high-quality products and services. We plan to continue our focus on other non-monetary factors that have a clear alignment with engagement, including performance management, career opportunities, training and development, recognition and our work styles program (e.g. facilitating working remotely from home and alternative work locations).

Collective bargaining

The collective agreement between TELUS and the SQET, which covers approximately 885 call centre, clerical support and technical employees in our TELUS Québec operating region, will expire on December 31, 2014. We expect to begin negotiations to renew this contract in the fall of 2014. The agreement between TELUS and the TWU, covering approximately 10,925 employees, is in effect through 2015. In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increases in costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement and ratification.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions will be done in accordance with contingency and emergency operations plans. Though we have prepared and validated contingency and emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

Ethical compliance

We rely on our employees to demonstrate behaviour consistent with reasonable legal and ethical standards in all jurisdictions within which we operate. See Legal and ethical compliance in Section 10.9.

10.6 Process risks

Systems and processes

We have numerous complex systems and process change initiatives underway, including migrations to new advanced IDCs. There can be no assurance that the full complement of our various systems and process change initiatives, including those required to improve delivery of customer services, support management decision-making and successfully migrate data centre operations to new advanced IDCs, will be successfully implemented or that sufficiently skilled resources and funding will be available to complete all key initiatives planned. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized.

Risk mitigation: In general, we strive to ensure that system development and process change priorities are selected in an optimal manner. Our project management approach includes reasonable risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes reasonable functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, we often move our business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major system and process conversions.

Reorganizations, integration of acquisitions and implementation of large enterprise deals

We carry out a number of operational consolidation, rationalization and integration initiatives each year that are aimed at improving our operating productivity and competitiveness. We may record significant cash and non-cash restructuring and other like costs for such initiatives, which could adversely impact our operating results. There can be no assurance that all planned efficiency initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on customer service, work processes, employee engagement, operating performance and financial results.

Post-merger and post-acquisition activities include the review and alignment of accounting policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, negatively impacting service levels, competitive position and expected financial results.

Large enterprise deals may be characterized by: the need to anticipate, understand and respond to complex and multi-faceted enterprise customer-specific requirements; service credits that lower revenues; and significant upfront expenses and capital expenditures to implement the contracts. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or planned margins. We may also be constrained by available staff, system resources and co-operation of existing service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase our costs related to such implementations.

Risk mitigation: We focus on and manage organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and sound and effective practices gained from implementing large enterprise deals, as well as mergers, business integrations and efficiency-related reorganizations in recent years.

We have a post-merger integration (PMI) team that applies an integration model, based on learnings from previous post-acquisition integrations, which enhances and accelerates the standardization of our business processes and strives to preserve the unique qualities of acquired operations. PMI begins with strategic, pre-closing analysis and planning, and continues after closing with plan execution. Initial plans are re-evaluated and assessed regularly.

We have also gained experience in implementing numerous large enterprise deals over a number of years and expect to continue to focus on successfully implementing recent large enterprise contract wins. We expect to continue being selective as to which new large contracts we will bid on, and we continue our focus on the SMB market. We have a sales and bid process in place, which involves preparation, review and signoff of bids, related due diligence and authorizations.

We follow industry-standard practices for project management, including executive (senior) level governance and project oversight; appropriate project resources, tools and supporting processes; and proactive project-specific risk assessments and risk mitigation planning. We also conduct independent project reviews and internal audits to help monitor progress and identify areas that may require additional focus, and to identify systemic issues and learnings in project implementations, which may be shared among other future projects.

Data protection

We operate data centres and collect and manage data in our business and on behalf of customers. Some of our efficiency initiatives rely on the outsourcing of internal functions to partners located in Canada and abroad. To be effective, these arrangements require us to allow domestic partners and offshore personnel access to our data.

TELUS or its partners may be subject to software, equipment or other system malfunctions, or thefts or other unlawful acts that result in the unauthorized accessing, change, loss or destruction of our data. Offshore personnel may be located in jurisdictions where there is a greater perception of corruption or where data protection is a lesser concern than in domestic markets. In such instances there may be an increased risk of unauthorized accessing of to our data that could lead to data being lost, compromised or used for inappropriate purposes that would negatively impact our competitive position, financial results and brand. Also see Security in Section 10.11 Human-caused and natural threats.

Risk mitigation: TELUS’ information technology systems undergo a security and privacy assessment early in their development lifecycle, which reviews and classifies data that will be used and/or collected, and ensures that the system designs include audit, logging, encryption and access control restrictions and that the systems support our ability to comply with our legal obligations.

A core component of our strategy is for data to reside in our facilities in Canada, with the deployment of infrastructure that supports partner connectivity to view our systems. We require partners and service providers to comply with privacy and security measures including the reporting of any possible data threats. Offshore personnel are provided with remote views of authorized data only, without the data being stored on local systems. These personnel are also required to comply with physical and process restrictions and participate in training designed to help prevent and detect unauthorized access to use of our data.

Another core component of our strategy is payment card industry (PCI) compliance, a rigorous set of standards that require the use of security technology, such as encryption, to ensure the protection of customer credit card information. We are maintaining these capabilities in accordance with our ongoing PCI certification program.

Foreign operations

Maintaining our international operations presents unique risks, including: country-specific risks (such as differences in political, legal and regulatory regimes and cultural values); lack of diversity in geographical locations; concentration of customers; different taxation regimes; infrastructure and security challenges; differences in exposure to and frequency of natural disasters; and the requirement for system processes that work across multiple time zones, cultures and countries. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining different management and cultures, which could have a negative impact on operating and financial results.

Risk mitigation: Our strategy is to improve the diversity and geographic distribution of our operations, customers and business process outsourcing activities. Our international operations are located in the Philippines, Europe, Central America, the Caribbean region and the U.S. International operations provide us with more geographic diversity, spread political risk among foreign jurisdictions, provide us with the ability to serve customers in multiple languages and in multiple time zones, and through network redundancy and contingency planning, provide the ability to divert operations in emergency situations. We continue to work with our international operations to extend sound and effective operational practices, to integrate and align international and domestic Canadian operations, as appropriate, and to ensure that internal controls are implemented, tested, monitored and maintained. See also Legal and ethical compliance in Section 10.9 Litigation and legal matters.

Real estate joint ventures (TELUS Garden and TELUS Sky)

Risks associated with real estate joint ventures include possible construction-related cost overruns, financing risks, reputational risks, and the uncertainty of future demand, occupancy and rental rates for high-quality commercial office space in Vancouver and Calgary, as well as for the residential rental market in downtown Calgary. There can be no assurance that real estate joint ventures will be completed on budget or on time or will obtain lease commitments as planned. Accordingly, we are exposed to the risk of loss on investment and loan amounts should a project’s business plan not be successfully realized, and reputational risks should the planned LEED standard quality of a project not be realized.

Risk mitigation: We have established joint ventures with Westbank and others experienced in large commercial and residential real estate projects to develop TELUS Garden and TELUS Sky. The TELUS Garden residential condominium project was substantially pre-sold prior to the commencement of construction, and additional deposits are due as construction proceeds. Lease commitments for the TELUS Garden commercial project represented 93% of leasable space at the end of 2013. Budget-overrun risks are mitigated through the use of fixed-price supply contracts, expert project management oversight and insurance of certain risks. We are applying the knowledge and experience gained on the TELUS Garden project to streamline and improve the cost effectiveness of TELUS Sky.

10.7 Financing and debt requirements

Our business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in capital markets, sovereign credit concerns in Europe, increased bank capitalization regulations, reduced lending in general, or fewer Canadian chartered banks as a result of reduced activity or consolidation, could reduce the availability of capital or increase the cost of such capital for investment grade corporate issuers such as TELUS. External capital market conditions could potentially affect our ability to make strategic investments and fund ongoing capital investment requirements.

Risk mitigation: We may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of our bank credit facility, use of securitized trade receivables, use of commercial paper, and/or the issuance of debt or equity securities. We have a shelf prospectus available until December 2015, under which we can offer up to $2.2 billion as at December 31, 2013. We believe adherence to our stated long-term financial policies (see Section 4.3) and the resulting investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to contribute to providing reasonable access to capital markets.

To enable us to meet our financial objective of generally maintaining $1 billion of available liquidity, we have a $2.0 billion credit facility that expires on November 3, 2016 ($2.0 billion available at December 31, 2013), as well as availability under other bank credit facilities (see Section 7.6 Credit facilities). In addition, TELUS Communications Inc. (TCI) has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million, of which $100 million was available at December 31, 2013 (see Section 7.7 Sale of trade receivables).

Ability to refinance maturing debt

At December 31, 2013, our long-term debt was $7.5 billion with maturities in certain years from 2015 to 2043 (see the Long-term debt principal maturities chart in Section 4.3). We operate a commercial paper program (maximum of $1.2 billion) that permits access to currently low-cost funding. At December 31, 2013, we had no commercial paper outstanding. In the event that we issue commercial paper, it must be refinanced on an ongoing basis to enable the cost savings to be realized relative to borrowing on the $2.0 billion credit facility. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: We completed a number of debt transactions in 2013 (see Section 7.4) that extended the average term to maturity of long-term debt to 9.4 years at December 31, 2013 (5.5 years at December 31, 2012). Our commercial paper program is fully backstopped by our 2016 credit facility.

A reduction in TELUS credit ratings could impact our cost of capital and access to capital

Our cost of capital could increase and access to capital might be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that we can maintain or improve current credit ratings.

Risk mitigation: We seek to maintain debt credit ratings in the range of BBB+ to A-, or the equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target, with a stable outlook or trend. We have financial policies in place that were established to help maintain or improve existing credit ratings.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt, or maintain multi-year dividend growth and share purchase programs

While anticipated free cash flow and sources of capital are expected to be sufficient to meet current requirements, service debt and allow us to remain in compliance with our long-term financial policies, our intentions with respect to returning capital to shareholders could constrain our ability to invest in our operations for future growth. Higher cash income taxes in 2014, funding of defined benefit pension plans and any increases in corporate income tax rates in the future will reduce the after-tax cash flow otherwise available to return capital to our shareholders. Should actual results differ from our expectations, there can be no assurance that we will not need to change our financing plans, including our intention to pay dividends according to the payout policy guideline, maintain our dividend growth program or complete multi-year share NCIBs through 2016.

Risk mitigation: Our Board of Directors reviews the dividend each quarter, based on a number of factors including our current target dividend payout ratio guideline of 65 to 75% of net sustainable earnings on a prospective basis. These reviews resulted in six targeted semi-annual dividend increases from 2011 to 2013, with annual increases being over 10%. In May 2013, we announced our intention to continue to target ongoing semi-annual dividend increases through 2016, with an annual increase of circa 10%. The increases are to be normally declared in May and November and are not necessarily indicative of dividend increases beyond 2016. Based on dividends announced as of February 13, 2014, and 623 million shares outstanding at December 31, 2013, dividend payments would total approximately $897 million in 2014, before taking into account any Common Shares purchased and cancelled under our 2014 NCIB. Our multi-year NCIB program may be affected by any change in our intention to purchase shares, as well as by the assessment and determination of our Board of Directors from time to time.

Financial instruments

Our financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Section 7.9.

10.8 Taxation matters

We are subject to the risk that income and commodity tax amounts, including tax expense, may be materially different than anticipated, and a general tendency by tax collection authorities to adopt more aggressive auditing practices could adversely affect our financial condition and operating results

We collect and pay significant amounts of commodity taxes, such as goods and services taxes, harmonized sales taxes, provincial sales taxes, sales and use taxes and value-added taxes, to various tax authorities. As our operations are complex and the related tax interpretations, regulations and legislation that pertain to our activities are subject to continual change, the ultimate tax outcome of many transactions is uncertain. Moreover, the implementation of new legislation in itself has its own complexities, including those of execution where multiple systems are involved, and interpretations of new rules as applied to specific transactions, products and services. For example, actions by certain Canadian provinces resulted in significant tax-related changes in 2013, impacting 76 of our systems at a cost of approximately $11 million in 2013 and 2012.

We have significant deferred income tax liabilities and income tax expenses. Income tax amounts are based on our estimates, using accounting principles that recognize the benefit of income tax positions when it is more likely than not that the ultimate determination of the tax treatment of a position will result in the related benefit being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. We expect the blended statutory income tax rate to range between 26% and 26.5% in 2014. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization of deferred income tax accounts is uncertain, as it is dependent on our future earnings and other events. The amounts of deferred income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amounts of cash tax payments and deferred income tax liabilities are also based upon our anticipated mix of revenues among the jurisdictions in which we operate, which is also subject to change.

The audit and review activities of tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, deferred income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected.

In order to provide comprehensive solutions to Canadian-based customers operating in foreign jurisdictions, we have entered into further arrangements for the supply of services in such foreign jurisdictions. These activities, as well as the offshoring of certain business processes, have resulted in a greater presence in the United States, United Kingdom, the Philippines, Guatemala, El Salvador, Barbados, Romania and Bulgaria, which increases our exposure to multiple forms of taxation.

Generally, each foreign jurisdiction has taxation peculiarities in the forms of taxation imposed (such as value-added tax, gross receipts tax or income tax) and legislation and tax treaties with Canada, where applicable, as well as currency and language differences. Notwithstanding the usual differences, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Furthermore, there has been increased political, media and tax authority focus on international taxation in order to enhance tax transparency and to address perceived tax abuses. Accordingly, our foreign expansion activities have increased our exposure to tax risks, from both a financial and a reputational perspective.

Risk mitigation: We follow a Comprehensive Tax Conduct and Risk Management Policy that has been adopted by our Board of Directors. This policy outlines the principles underlying and guiding the roles of team members, their responsibilities and personal conduct, the method of conducting business in relation to tax law and the approaches to working relationships with external taxation authorities and external advisors. This policy recognizes the requirement to comply with all relevant tax laws. The components necessary for control and mitigation of tax risk are outlined, as well as the delegation of authority to management on tax matters in accordance with Board and Audit Committee communication guidelines.

In giving effect to this policy, we maintain an internal Taxation department composed of professionals who stay current on domestic and foreign tax obligations, supplemented where appropriate with foreign external advisors. These teams review systems and process changes for compliance with domestic and applicable international taxation laws and regulations. They are also responsible for the specialized accounting required for income taxes.

Material transactions of TELUS are reviewed by our Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by tax counsel as a check to initial exposure assessments. As a matter of regular practice, large and international transactions are reviewed by external tax advisors, while other third-party advisors may also be engaged to express their view as to the potential for tax exigibility. We continue to review and monitor our foreign expansion activities so that we can take action to comply with and related regulatory, legal and tax obligations. In some cases, we also engage external advisors to review TELUS’ systems and processes for Canadian tax-related compliance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by our internal Taxation team.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given our size, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against us. It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands. Therefore, there can be no assurance that financial or operating results will not be negatively impacted.

Subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting the items disclosed herein, and in Note 23(c) of the Consolidated financial statements.

Risk mitigation: We believe that we have in place reasonable policies and processes designed to enable compliance with legal and contractual obligations and reduce exposure to legal claims. See other risk mitigation steps discussed below.

Class actions

We are defendants in a number of certified and uncertified class actions. Over the past decade, we have observed a willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons. The number of class actions filed against us has varied from year to year, with claimants continually looking to expand the matters in respect of which they file class actions. The adoption by governments of increasingly stringent consumer protection legislation may increase the number of class actions by creating new causes of action, or may decrease the number of class actions by creating certainty in the area of consumer marketing and contracting. A successful class action lawsuit, by its nature, could result in a sizable damage award that could negatively affect a defendant’s financial or operating results.

Certified class actions

Certified class actions against us include a 2004 class action brought in Saskatchewan against a number of past and present wireless service providers, including us, and a 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services. The 2004 claim alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this decision have now been exhausted.

Uncertified class actions

Uncertified class actions against us include:

1.              Two 2005 class actions brought against us in B.C. and Alberta, respectively, alleging that we have engaged in deceptive trade practices in charging incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient.

2.              A 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers have failed to provide proper notice of 911 charges to the public and have been deceitfully passing them off as government charges. A virtually identical class action was filed in Alberta at the same time.

3.              A 2008 class action brought in Ontario alleging that we have misrepresented our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute.

4.              A 2013 class action brought in B.C. against us, other telecommunications carriers and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects.

5.              A number of class actions alleging various causes of action against Canadian telecommunications carriers in connection with the collection of system access fees. (See Note 23(c) of the Consolidated financial statements.)

Assessment of class actions

We believe that we have good defences to each of these certified and uncertified class actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made considering the continued uncertainty about the causes of action.

Risk mitigation: We are vigorously defending each of the class actions brought against TELUS. This includes opposing certification of uncertified class actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that, if we were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. We regularly assess our business practices to identify and minimize the risk of further class actions against us.

Civil liability in the secondary market

Like other Canadian public companies, we are subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Legislation creating liability was first introduced in Ontario in 2005. Since then, other provinces and territories have adopted similar legislation.

Risk mitigation: When the Ontario legislation was first introduced, we conducted a review of our disclosure practices and procedures and the extent to which they were documented. As part of that review, we consulted external advisors. This review indicated that we have well-documented processes in place, including a corporate disclosure policy that restricts the role of company spokesperson to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. We monitor legal developments and annually re-evaluate our disclosure practices and procedures, and believe that they continue to be appropriate and prudent and that our risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that our processes will be followed by all team members at all times.

Legal and ethical compliance

We rely on our employees, officers, Board of Directors, key suppliers and other business partners to demonstrate behaviour consistent with reasonable legal and ethical standards in all jurisdictions within which we operate. Situations might occur where individuals do not adhere to our policies, applicable laws and regulations or contractual obligations. For instance, there could be cases where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation or contractual obligations. In the case of TELUS Health, personal information includes sensitive health information of individuals who are our customers or healthcare providers’ end customers. In addition, there could be situations where compliance programs may not be fully adhered to or parties may have a different interpretation of the requirements of particular legislative provisions. These various situations may expose us to litigation and the possibility of damages, sanctions and fines, or being disqualified from bidding on contracts, and/or may negatively affect our financial or operating results and reputation.

We continue to expand our activities into the United States and other countries. When operating in foreign jurisdictions, we are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the regulatory, legal and tax exposures that we face.

Risk mitigation: Although we cannot predict outcomes with certainty, we believe that we have reasonable policies, controls and processes in place, and sufficient levels of awareness for proper compliance, and that these programs are having a positive effect on reducing risks. We have instituted an ethics policy for our employees, officers and directors and mandatory integrity training for employees, officers and identified contractors, as well as a toll-free Ethics Line for anonymous reporting by anyone who has issues or complaints. In early 2012, we implemented our supplier code of conduct. In 2013, a specific anti-bribery and corruption policy was approved by the Board of Directors and training material is being prepared to provide further clarity and guidance for TELUS team members. Training is targeted for roll-out in the first quarter of 2014. Since 2003, we have had a designated Compliance Officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal compliance. For example, as a proactive measure on privacy compliance, we place a control in the development stage of major projects by requiring a privacy impact assessment to be performed for projects involving the use of customer or team member personal information.

We have an established review process to ensure that regulatory, legal and tax requirements are considered when pursuing opportunities outside of Canada. We review on an ongoing basis our international structure, systems and processes to ensure that we mitigate regulatory, legal and tax risks, as business activities expand outside Canada. Finally, we engage external counsel and advisors qualified in the relevant foreign jurisdictions to provide regulatory, legal and tax advice as appropriate.

The Compliance Officer reports jointly to the Audit Committee of the Board of Directors and the Executive Vice-President and Chief Legal Officer. This dual reporting provides direct reporting to the Audit Committee to address identified risks.

Defects in software and failures in data or transaction processing

We provide certain applications and managed services to our customers that involve the processing and/or storing of data, including sensitive personal medical records, and the transfer of funds. Software defects or failures in data or transaction processing could lead to substantial damage claims (including privacy and medical claims). For instance, a defect in a TELUS Health application could lead to personal injury or unauthorized access to personal information, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: We believe that we have in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability), as well as insurance coverage, to reduce exposure to legal claims. However, there can be no assurance that our processes will be followed by all team members at all times and that we have indemnities and limitations of liability covering all cases.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems that we use to deliver products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, we receive communications from time to time, ranging from solicitations to demands and legal actions from third parties claiming ownership rights over intellectual property used by us and asking for settlement payments or licensing fees for the continued use of such intellectual property. This includes notice of one claim that certain wireless products used on our networks infringe two third-party patents. We are assessing the merits of this claim, but the potential for liability and magnitude of potential loss cannot be readily determined at this time. Should this claim ultimately be determined against us, a material adjustment to our financial position and results of operations could result.

There can be no assurance that we will not be faced with other significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. We may incur significant costs in defending infringement claims, and may suffer significant damages and could lose the right to use technologies that are essential to our operations should any infringement claim prove successful. As a developer of technology, TELUS Health depends on its ability to protect the proprietary aspects of its technology. The failure to do so adequately could materially affect our business. However, policing unauthorized use of our intellectual property may be difficult and costly.

Risk mitigation: We incorporate many technologies into our products and services. However, except for TELUS Health, we are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is our practice to seek and obtain contractual protections consistent with industry practices to help mitigate the risks of intellectual property infringements. It is the practice of TELUS Health to vigorously protect its intellectual property rights through litigation and other means.

10.10 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from team member illness or injury can negatively impact organizational productivity and employee benefit costs.

Risk mitigation: To minimize absences in the workplace, we support a holistic and proactive approach to team member health by providing reasonable wellness, disability, ergonomic and employee assistance programs. Our wellness strategy includes support and training for managers, workplace team support programs and access to short-term and long-term counselling for individual team members. To promote safe work practices, we have training and orientation programs for team members, contractors and suppliers who access our facilities. There can be no assurance that these health, wellness and safety programs and practices will be effective in all situations.

Concerns related to radio frequency (RF) emissions from mobile phones and wireless towers

Cell phones and wireless towers emit non-ionizing RF electromagnetic fields. While these fields do not carry sufficient energy to break chemical bonds or cause ionization in the human body and the only known biological effect is heating, one international epidemiological study in 2010 showed that long-term, heavy use of mobile phones was associated with a form of brain cancer (glioma), but certain limitations in the study prevented a causal interpretation. Other epidemiological studies, including those with respect to wireless towers, have not supported this association. Animal cancer and laboratory studies have found no evidence that RF fields at high levels are carcinogenic or cause DNA damage.

Although the evidence for a possible cancer risk is far from conclusive, Health Canada and the International Agency for Research on Cancer (IARC) have advised concerned cell phone users to take practical precautionary measures to reduce their own RF emission exposure by limiting the length of cell phone calls, using hands-free devices, replacing cell phone calls with text messages and reducing children’s RF exposure. The IARC also called for additional research into long-term, heavy use of mobile phones.

There can be no assurance that future studies, government regulations or public concerns about the health effects of RF emissions will not have an adverse effect on our business and prospects. For example, public concerns or government action could reduce subscriber growth and usage, and costs could increase as a result of modifying handsets, relocating wireless towers, and addressing any incremental legal requirements and product liability lawsuits that might arise. See Class actions in Section 10.9 Litigation and legal matters.

Risk mitigation: Health Canada is responsible for establishing safe limits for signal levels of radio devices. We believe that the handsets and devices we sell, as well as our wireless towers and other associated devices, comply with all applicable Canadian and U.S. government safety standards. We continue to monitor new published studies, government regulations and public concerns on health impacts of RF exposure.

Concerns related to conflict minerals

The SEC finalized new reporting requirements to disclose the use of designated minerals and metals mined in the Democratic Republic of Congo and adjacent countries. Cassiterite (a source of tin), wolframite (a source of tungsten), columbite-tantalite (or coltan, a source of tantalum) and gold are often referred to collectively as conflict minerals. Such minerals may be used in electronic and communications equipment that we use or sell. We are a signatory of the UN Global Compact and, as such, are committed to preventing human rights abuses that could result from our operations.

Risk mitigation: New SEC reporting requirements for conflict minerals, mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, came into effect for our 2013 annual reporting cycle. We have participated in industry discussions on this matter and support the overall intent of Dodd-Frank Section 1502 to address human rights violations in these countries. We are assessing our obligations under this act and expect to comply with the regulations in a manner consistent with industry peers.

Concerns related to the environment

A detailed report of our environmental risk mitigation activities can be found in our annual corporate social responsibility report at telus.com/csr. Environmental issues affecting our business include:

Climate change

Rising greenhouse gas emissions and failure of climate change adaptation are identified as two of the largest risks in terms of likelihood and impact according to the World Economic Forum 2013 insight report on global risks. These risks could impact our business operations, for example through disruption of our operations and damage to our infrastructure caused by events such as those described in Section 10.11 Human-caused and natural threats.

Electronic waste (e-waste) and waste recycling; water consumption

We have a responsibility to help ensure that materials and electronic equipment we use or sell are handled appropriately during their life cycle. Improperly managed waste and e-waste may be sent to landfills or disposed of improperly, which can have health and environmental impacts. We also have a responsibility to manage our water use.

Fuel systems

We own or lease a large number of properties. We have fuel systems for backup power generation at some of these properties that enable us to provide reliable service, but also pose an environmental risk. Because spills or releases from these systems are infrequent, a significant portion of this risk is associated with sites contaminated by our historic practices or by previous owners.

Risk mitigation: Our climate change strategy includes: a mitigation component focusing on energy and carbon dioxide emission equivalent (CO2e) reduction; an adaptation component focusing on business continuity planning and readiness for the potential effects of a changing climate on our operations (see Section 10.11 Human-caused and natural threats); and an innovation component to help customers realize their climate change goals through technological product and service solutions. Our target is a 25% reduction in CO2e emissions over 2010 levels by 2020 and a 10% reduction in energy use over the same period. We are working to achieve these targets through network efficiency and technology upgrades, a comprehensive energy management program, real estate transformation and consolidation (including LEED principles certification), increased use of video-conferencing and teleconferencing solutions in lieu of travel, ongoing fleet transformation and team member education. We actively pursue efficiency and alternative energy strategies to help reach our goals.

We have an e-waste management program designed to provide approved recycling channels for both our external and internal electronic products. We are examining our waste streams to identify new ways to reduce our impact on the environment through the diversion of waste from landfills. In 2013, we undertook an independent audit of our waste streams to better identify diversion opportunities.

In 2013, we launched a water reduction program at our top 10 water consuming buildings. We have developed an updated water stewardship plan, and will continue to identify opportunities for water treatment and reuse, direct reuse, as well as for education and behaviour-oriented conservation initiatives.

Fuel system risk is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. All of our remote sites, which rely on diesel generators for 24/7 power, have now been fully upgraded with industry-leading spill containment and remote monitoring. We have an ongoing program to assess and remediate contamination issues relating to historical activities and we disclose and report on these issues to regulatory bodies, as appropriate.

10.11 Human-caused and natural threats

Natural disasters and intentional threats to our infrastructure and business operations

We are a key provider of critical telecommunications infrastructure in Canada and have certain supporting business functions located in more than 10 countries in North America, Central America, Asia and Europe. Our networks, information technology, physical assets, team members, business functions, supply chain and business results may be materially impacted by exogenous threats, including:

•                  Fire, power loss and telecommunications failures

•                  Natural disasters, including seismic events, weather-related events and solar storms

•                  Intentional threats such as sabotage, terrorism, labour disputes, and political and civil unrest

•                  Our dependence on other infrastructure providers (e.g. electrical utilities)

•                  Cyber attacks and physical intrusions

•                  Public health threats such as pandemics.

We recognize that global climate change may increase the risk of certain of these threats, including the frequency and severity of weather-related events.

Although we have business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not disrupt our operations or materially impact our financial results.

Risk mitigation: Our business continuity commitment focuses on the following priorities: ensuring the safety of our team members, minimizing the impacts of a threat to our facilities and business operations, maintaining the highest possible level of service to our customers, and keeping our communities connected. These priorities have been demonstrated in a number of disruptive events, including the devastating floods in Southern Alberta in the summer of 2013.

Our commitment is supported by an enterprise-wide business continuity program with executive sponsorship and resources to develop, maintain and continuously improve our business continuity capabilities. The program is comprehensive, encompassing mitigation, preparedness, response and recovery, and the leverages afforded by our national and international geographic diversity and by the redundancy of our operations, IT network and telecom infrastructure.

We take an impact-based approach to continuity planning, focusing on the impacts of a disruption to our facilities, workforce, systems and supply chain. A business continuity management system supports our business continuity planning and capability. It is aligned with standards and industry practices, and includes strategies and plans based on clear recovery objectives, an Emergency Operations Centre with demonstrated expertise and effectiveness, and trained and exercised response and recovery teams, as well as a program that promotes business continuity awareness across the organization (both Canadian and international operations) and personal preparedness for team members.

Optimizing disaster recovery capability for our IT and telecommunications network assets is a key focus for preventing outages and reducing their durations for our key systems and applications, as well as for driving closer alignment of IT and network recovery capability with business demands.

Security

We have a number of assets that are subject to vandalism and/or theft, including public payphones, copper cable, corporate stores, and network and telephone switch centres. We also operate IT systems and networks that are subject to cyber attacks, which are intentional attempts to gain unauthorized access to our information systems and networks for unlawful or improper purposes. Cyber attacks or other breaches of network or IT systems security may cause disruptions to our operations.

Cyber attackers may use a range of techniques, from manipulating people to using sophisticated malicious software and hardware on a single or distributed basis. Some cyber attacks use a combination of techniques in their attempt to evade safeguards, such as the firewalls, intrusion prevention systems and antivirus software found in our systems and networks. The risk and consequences of cyber attacks can surpass traditional physical security risk due to the rapidly evolving scope and sophistication of these threats.

A successful attack on our or our suppliers’ or others’ systems, networks and infrastructure may prevent us from providing reliable service, may allow for the unauthorized interception, destruction, use or dissemination of our customers’ or our information and may prevent us from operating our networks.  Such events could cause us to lose customers, lose revenue, incur expenses, suffer reputational and goodwill damages, and subject us to litigation or governmental investigation. The costs of such events could include liability for information loss, repairs to infrastructure and systems, and incentives offered to customers and business partners to retain their business. Our insurance may not cover, or be adequate to fully reimburse us for, these costs and losses. While TELUS has reasonable physical security and cybersecurity programs in place, there can be no assurance that specific security threats will not materially impact our operations and financial results.

Risk mitigation: We have implemented measures and processes that mitigate against the risk of physical and cyber attacks.  We have policies, controls and monitoring systems that protect our assets and our team members, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. We also use cyber threat intelligence, testing, intrusion prevention/detection, and incident response capabilities to help identify possible cyber threats and adjust our security measures accordingly. As an additional level of risk management, we have established a Chief Security Office which centralizes responsibility for physical and cyber security and works with law enforcement and other agencies. The Chief Security Office encourages legislative changes to address the ongoing threats of cyber attacks.

10.12 Economic growth and fluctuations

Slow or uneven economic growth may adversely impact us

We estimate economic growth in Canada will be approximately 2.4% in 2014 (see Section 1.2), but the strength and persistence of this growth may be influenced by economic developments outside of Canada. In addition, macroeconomic risks in Canada include concerns about high levels of consumer and mortgage debt, which may cause consumers to reduce discretionary spending even in a growing economy, particularly in the event of rising interest rates.

Economic uncertainty and rising interest rates may cause consumers and business customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. A significant economic downturn or recession could adversely impact our revenue, profitability and free cash flow, potentially requiring us to record impairments to the carrying value of our assets including, but not limited to, our intangible assets with indefinite lives (spectrum licences) and goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

Risk mitigation: While economic risks cannot be completely mitigated, in 2010 we introduced the customers first commitments as the number one corporate priority to enhance customer experiences. We also continue to pursue cost reduction and efficiency initiatives (see discussions in Section 2.2 Strategic imperatives and Section 3: Key performance drivers). See Section 4.3 Liquidity and capital resources for our capital structure financial policies and plans.

Pension funding

Economic and capital market fluctuations could adversely impact the funding and expense associated with the defined benefit pension plans that we sponsor.

Our pension funding obligations are based on certain actuarial assumptions relating to expected plan asset returns, salary escalation, retirement ages, life expectancy, the performance of the financial markets and future interest rates.

The employee defined benefit pension plans, in aggregate, were in a nominal surplus position at December 31, 2013. There can be no assurance that our pension expense and funding of our defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may arise if total pension liabilities exceed the total value of the respective plan assets in trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, changes to statutory funding requirements and actuarial losses. Employee defined benefit pension plans re-measurements will cause fluctuations in Other comprehensive income, and these will never be subsequently reclassified to income.

Risk mitigation: We seek to mitigate this risk through the application of policies and procedures designed to control investment risk and through ongoing monitoring of our funding position. Our best estimate of cash contributions to our defined benefit pension plans is $105 million in 2014 ($198 million in 2013).

11.       Definitions and reconciliations

11.1 Non-GAAP financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Years ended December 31 ($)	2013	2012
Numerator — Annualized fourth quarter dividend declared per equity share (1)	1.44	1.28
Denominator — Net income per equity share (1)	2.02	1.85
Ratio (%)	71	69

(1)         Reflects the two-for-one stock split effective April 16, 2013.

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums, the impacts of a net-cash settlement feature from 2007 to 2012, and items adjusted for in EBITDA. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 4.3).

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2013	2012
Numerator — Annualized fourth quarter dividend declared per equity share (1)	1.44	1.28
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,294	1,204
Add back long-term debt prepayment premium after income taxes	17	—
Add back unfavourable (deduct favourable) income tax-related adjustments	3	(12)
Deduct after-tax gain net of equity losses related to the TELUS Garden residential real estate partnership	—	(6)
Net-cash settlement feature (2007 to 2012)	—	(2)
	1,314	1,184
Denominator — Adjusted net earnings per share (1)	2.05	1.83
Adjusted ratio (%)	70	70

(1)         Reflects the two-for-one stock split effective April 16, 2013.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2013	2012
Net income attributable to equity shares	1,294	1,204
Income taxes	474	416
Borrowing costs (Interest on long-term debt + Interest on short-term borrowings and other + Long-term debt prepayment premium)	395	350
Numerator	2,163	1,970
Denominator — Borrowing costs	395	350
Ratio (times)	5.5	5.6

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, in 2013 we recorded equity losses of $Nil, while in 2012 we recorded a $7 million pre-tax gain net of equity losses. In 2012, EBITDA excluding this impact was $3,852 million.

EBITDA reconciliation

Years ended December 31 ($ millions)	2013	2012
Net income	1,294	1,204
Financing costs	447	374
Income taxes	474	416
Depreciation	1,380	1,422
Amortization of intangible assets	423	443
EBITDA	4,018	3,859

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

Years ended December 31 ($ millions)	2013	2012
EBITDA	4,018	3,859
Restructuring and other like costs	98	48
EBITDA — excluding restructuring and other like costs	4,116	3,907

EBITDA — excluding restructuring and other like costs interest coverage: This measure is defined as EBITDA excluding restructuring and other like costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the Coverage Ratio covenant in our credit facilities (see Section 7.6).

EBITDA less capital expenditures (excluding spectrum licences): We calculate this measure as a simple proxy for cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences)

Years ended December 31 ($ millions)	2013	2012
EBITDA	4,018	3,859
Capital expenditures (excluding spectrum licences)	(2,110)	(1,981)
EBITDA less capital expenditures (excluding spectrum licences)	1,908	1,878

Free cash flow: We report free cash flow because it is a key measure that we use to evaluate performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares under an NCIB program, or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Years ended December 31 ($ millions)	2013	2012
EBITDA	4,018	3,859
Deduct gain net of equity losses related to the TELUS Garden residential real estate partnership	—	(7)
Deduct interest income received that is also recorded in Other operating income	—	(1)
Restructuring (disbursements) net of restructuring costs	9	(4)
Items from the Consolidated statements of cash flows:
Share-based compensation	24	9
Net employee defined benefit plans expense	108	103
Employer contributions to employee defined benefit plans	(200)	(173)
Interest paid	(364)	(337)
Interest received	4	13
Capital expenditures (excluding spectrum licences)	(2,110)	(1,981)
Free cash flow before income taxes	1,489	1,481
Income taxes paid, net of refunds	(438)	(150)
Free cash flow	1,051	1,331

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Years ended December 31 ($ millions)	2013	2012
Free cash flow	1,051	1,331
Add back capital expenditures (excluding spectrum licences)	2,110	1,981
Adjustments to reconcile to cash provided by operating activities	85	(93)
Cash provided by operating activities	3,246	3,219

Net debt: We believe that Net debt is a useful measure because it represents the amount of short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

At December 31 ($ millions)	2013	2012
Long-term debt including current maturities	7,493	6,256
Debt issuance costs netted against long-term debt	35	26
Cash and temporary investments	(336)	(107)
Short-term borrowings	400	402
Net debt	7,592	6,577

Net debt to EBITDA — excluding restructuring and other like costs: This measure is defined as Net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.5 to 2.0 times, which is similar to the Leverage Ratio covenant in our credit facilities (see Section 7.6).

Net debt to total capitalization: This is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other like costs interest coverage. Net interest cost is defined as Financing costs, excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 2013 and 2012. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $370 million in 2013 and $332 million in 2012.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition to items such as internal and external labour, such atypical charges may include depreciation and amortization of intangible asset expenses, when property, plant, equipment and intangible assets are retired significantly prior to the end of their estimated useful lives so that other continuing formerly associated resources, such as spectrum, may be redeployed elsewhere in our business. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Total capitalization — book value is defined and calculated as follows.

Calculation of Total capitalization — book value

At December 31 ($ millions)	2013	2012
Net debt	7,592	6,577
Owners’ equity	8,015	7,686
Deduct Accumulated other comprehensive income	(31)	(40)
Total capitalization — book value	15,576	14,223

11.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A TELUS or Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less initial charge to customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Subscriber unit (wireless) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Our definition of subscriber units excludes M2M devices, such as those for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.